Exhibit 99.39

Notice of Annual and Special Meeting of Shareholders

and Management Information Circular

March 22, 2018

TABLE OF CONTENTS

NOTICE OF 2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND NOTICE OF AVAILABILITY OF MEETING MATERIALS		5

1.	NOTICE OF MEETING	5

VOTING AND PROXIES		8

1.	NOTICE-AND-ACCESS	8
1.1	HOW TO ACCESS THE MEETING MATERIALS	8
1.2	APPOINTMENT AND REVOCATION OF PROXIES	8
1.3	INSTRUCTIONS FOR NON-REGISTERED SHAREHOLDERS	9
1.4	EXERCISE OF DISCRETION BY PROXY HOLDERS	9
1.5	VOTING RIGHTS, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	10
1.5.1	VOTING RIGHTS AND VOTING SHARES	10
1.5.2	PRINCIPAL HOLDERS OF SECURITIES	10

BUSINESS OF THE MEETING		11

1.	FINANCIAL STATEMENTS AND AUDITOR’S REPORT	11
2.	ELECTION OF DIRECTORS	11
2.1	MAJORITY VOTING POLICY	11
3.	APPOINTMENT OF AUDITORS	12
4.	AMENDMENT TO THE STOCK OPTION PLAN	12
5.	AMENDMENT TO THE RESTRICTED SHARE UNIT PLAN	12
5.1	SHARE CONSOLIDATION	13
6.	RECONFIRMATION AND APPROVAL OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN	14
7.	RECONFIRMATION AND APPROVAL OF THE AMENDED AND RESTATED SPIN-OFF SHAREHOLDER RIGHTS PLAN	16
8.	OTHER MATTERS	19

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS		20

1.	DIRECTORS’ BIOGRAPHIES	20
2.	ADDITIONAL DISCLOSURE RELATING TO DIRECTORS	30
3.	DIRECTOR COMPENSATION	30
3.1	COMPENSATION POLICY	30
3.2	DIRECTORS PEER GROUP	31
3.3	DIRECTOR COMPENSATION PROGRAM	31
3.4	BOARD ANNUAL RETAINER	31
3.5	SUMMARY COMPENSATION TABLE	32
3.6	DIRECTOR SHAREHOLDING POLICY	33
3.7	EQUITY OWNERSHIP	34
3.7.1	OUTSTANDING OPTION-BASED AWARDS	34
3.7.2	VALUE OF OPTION-BASED AWARDS VESTED OR EARNED DURING THE 2017 FINANCIAL YEAR	35

EXECUTIVE COMPENSATION		36

1.	2017 PERFORMANCE HIGHLIGHTS	36
2.	OVERSIGHT AND PHILOSOPHY	36
3.	OUR KEY COMPENSATION DECISIONS FOR 2017	37
4.	ENGAGEMENT WITH SHAREHOLDERS	37
5.	OUR GOVERNANCE PRACTICES	37
6.	2017 NEOS COMPENSATION AT-A-GLANCE	38

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COMPENSATION DISCUSSION AND ANALYSIS		39

1.	COMPENSATION OBJECTIVES	39
2.	SETTING EXECUTIVE COMPENSATION	39
3.	NEOS PEER GROUP	41
4.	SUMMARY OF COMPENSATION POLICY AND COMPONENTS	41
5.	SHARE OWNERSHIP REQUIREMENTS FOR THE NEOS	50
6.	CLAWBACK POLICY	50
7.	RISK OVERSIGHT	50
8.	SHAREHOLDER RETURN PERFORMANCE GRAPH	51
9.	SUMMARY COMPENSATION TABLE	52
10.	OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS	54
11.	EQUITY-BASED AWARD – VALUE VESTED OR EARNED DURING THE YEAR	55
12.	SEVERANCE AND OTHER TERMINATION BENEFITS	55
13.	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	56
14.	STOCK OPTIONS	56
15.	RESTRICTED SHARE UNITS	57
16.	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	57
16.1.	AGGREGATE INDEBTEDNESS	57
16.2	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	57
17.	DIRECTORS AND OFFICERS LIABILITY INSURANCE	58
18.	INTEREST OF INFORMED PERSONS AND OTHERS IN MATERIAL TRANSACTIONS	58

STATEMENT OF CORPORATE GOVERNANCE PRACTICES		59

1.	BOARD OF DIRECTORS	59
1.1	BOARD MANDATE	59
1.2	INDEPENDENCE	59
1.3	INDEPENDENCE OF THE CHAIRMAN OF THE BOARD	60
1.4	DIRECTORS SERVING TOGETHER	60
1.5	MEETINGS	60
1.5.1	SESSIONS WITHOUT MANAGEMENT	60
1.5.2	SESSIONS WITHOUT NON-INDEPENDENT DIRECTORS	60
1.5.3	DIRECTOR TENURE	61
1.5.4	NOMINATION OF DIRECTORS	61
1.5.5	POSITION DESCRIPTIONS	62
1.5.6	ORIENTATION AND CONTINUING EDUCATION	62
2.	STANDING COMMITTEES	63
2.1	THE AUDIT, RISK AND FINANCE COMMITTEE	63
2.2	THE HR AND COMPENSATION COMMITTEE	64
2.3	THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	66
2.3.1	BOARD ASSESSMENTS	66
2.4	STANDING COMMITTEES’ CHARTERS	66
3	OTHER COMMITTEES	67
3.1	PLASMA STRATEGY DEVELOPMENT AND ASSET MONETIZATION COMMITTEE	67
3.2	DEFENSE STRATEGY COMMITTEE	67
4	DIRECTOR SELECTION PROCESS	67
4.1	SKILLS MATRIX	67
5	DIVERSITY AND GENDER BALANCE	68
5.1	BOARD	68
5.2	SENIOR MANAGEMENT	69
5.3	EQUAL OPPORTUNITIES POLICY	69
6	SUCCESSION PLANNING	69
7	CODE OF ETHICS AND BUSINESS CONDUCT	70
8	SHAREHOLDER PROPOSALS	70

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2017 Management Information Circular	Page | 3

9	ADDITIONAL INFORMATION	70
10	DIRECTORS’ APPROVAL	71

SCHEDULE “A” BOARD OF DIRECTORS MANDATE		72

SCHEDULE “B” STOCK OPTION PLAN INCREASE OF MAXIMUM NUMBER OF COMMON SHARES RESERVED FOR ISSUANCE		76

SCHEDULE “C” SUMMARY OF THE OPTION PLAN		77

SCHEDULE “D” RESTRICTED SHARE UNIT PLAN INCREASE OF MAXIMUM NUMBER OF COMMON SHARES RESERVED FOR ISSUANCE		81

SCHEDULE “E” SUMMARY OF RSU PLAN		82

SCHEDULE “F” SHARE CONSOLIDATION		86

SCHEDULE “G” RENEWAL OF THE SHAREHOLDER RIGHTS PLAN		87

SCHEDULE “H” SUMMARY OF 2018 SHAREHOLDER RIGHTS PLAN		88

SCHEDULE “I” RENEWAL OF THE SPIN-OFF SHAREHOLDER RIGHTS PLAN		93

SCHEDULE “J” SUMMARY OF 2018 SPIN-OFF SHAREHOLDER RIGHTS PLAN		94

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NOTICE OF 2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND NOTICE OF AVAILABILITY OF MEETING MATERIALS

1.	Notice of meeting

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of Shareholders (the “Meeting”) of Prometic Life Sciences Inc. (the “Corporation” or “Prometic”) will be held on Wednesday, May 9, 2018 at 10:30 a.m. (Montreal time) at the Fairmont The Queen Elizabeth, Room Agora, 900 Rene Levesque Blvd. W., Montreal, Québec, Canada for the following purposes:

1	to receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2017 and the auditors’ report thereon;

2	to elect the directors for the ensuing year;

3	to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

4

to consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “B” to the management information circular, to increase the maximum number of Common Shares reserved for issuance under the amended and restated stock option plan;

5

to consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “D” to the management information circular, to increase the maximum number of Common Shares reserved for issuance under the amended and restated restricted share unit plan;

6

to consider and, if deemed advisable, pass a special resolution (the “Consolidation Resolution”), the full text of which is reproduced in Schedule “F” to the management information circular, authorizing the Board to amend the articles of the Corporation to effect a consolidation of all of the issued and outstanding Common Shares, such that the trading price of the post-consolidation Common Shares is at a minimum of US$10 per post-consolidation Common Share calculated based on the 5-day volume weighted average trading price of the Common Shares (or such consolidation ratio that will permit the Corporation to meet its objectives with respect to a potential secondary listing on the Nasdaq Stock Exchange) (the “Share Consolidation”), effective as at the discretion of the Board;

7

to consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “G” to the management information circular, to reconfirm and approve the Fourth Amended and Restated Shareholder Rights Plan Agreement to be effective until the termination of the annual meeting of the shareholders of the Corporation in the year 2021, as detailed in the management information circular attached hereto;

8

to consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “I” to the management information circular, to reconfirm and approve the Fourth Amended and Restated Spin-Off Shareholder Rights Plan Agreement to be effective until the termination of the annual meeting of the shareholders of the Corporation in the year 2021, as detailed in the management information circular attached hereto; and

9	to transact such other business as may properly be brought before the Meeting or any reconvened meeting following its adjournment or postponement.

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2017 Management Information Circular	Page | 5

Shareholders are reminded to review the Management Information Circular carefully before voting because it has been prepared to help you make an informed decision.

1.1 Notice-and-access

This year, as permitted by Canadian securities regulators, you are receiving this notification as the Corporation has decided to use the “notice-and-access” mechanism for delivery of its Meeting materials to its shareholders. Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the Corporation’s Meeting. However, instead of a paper copy of the Meeting materials, shareholders receive a notice which contains information on how they may access the Meeting materials online and how to request a paper copy. The use of notice-and-access will directly benefit the Corporation by substantially reducing its printing and mailing costs and is more environmentally friendly as it reduces paper use.

1.2 How to access the meeting materials

1.3 How to request a paper copy of the meeting materials

1.3.1 Before the Meeting

If your name appears on a share certificate, you are considered as a “registered shareholder”. You may request paper copies of the Meeting materials at no cost to you by calling Computershare toll-free, within North America - 1-866-962-0498 or direct, from outside of North America – 514-982-8716 and entering your control number as indicated on your form of proxy.

If your Common Shares are listed in an account statement provided to you by an intermediary, you are considered as a “non-registered shareholder”. You may request paper copies of the Meeting materials from Broadridge at no cost to you up to one year from the date the Management Information Circular was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number located on the voting instruction form or notification letter and following the instructions provided.

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

In any case, requests should be received at least five (5) business days prior to the proxy deposit date and time which is set for May 7, 2018 at 5:00 p.m. (Eastern Time) in order to receive the Meeting materials in advance of such date and the Meeting date. To ensure receipt of the paper copy in advance of the voting deadline and Meeting date, we estimate that your request must be received no later than 5:00 p.m. (Eastern Time) on April 25th, 2018.

1.3.2 After the Meeting

By telephone at 1-888-959-4007 or online at www.prometic.com/contact us. A copy of the Meeting materials will be sent to you within ten (10) calendar days of receiving your request.

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1.4 Voting

1.4.1 Registered shareholder

If you are a registered shareholder, you may vote your Common Shares on the Internet, by phone or by mail. Please refer to the instructions on your separate form of proxy on how to vote using these methods. You may also vote in person by presenting yourself at the Annual and Special Meeting of Shareholders to a representative of Computershare. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

1.4.2 Non-registered shareholder

Non-registered shareholder should refer to the instructions on the separate voting instruction form sent by the shareholder’s nominee. To vote in person at the Meeting, the non-registered shareholder must insert its own name in the space provided on the request for voting instructions provided by the nominee to appoint himself/herself as proxy holder and follow the instructions of the nominee.

The deadline for receiving duly completed forms of proxy or voting instruction forms or a vote using the telephone or over the Internet is 5:00 p.m. (Eastern Time) on May 7, 2018.

1.5 Questions

1.5.1 Registered shareholder

Any questions regarding this notice, the notice-and-access mechanism or the Meeting, please call Computershare at 1-800-564-6253 (toll free in Canada and the United States) between 8:30 a.m. and 8:00 p.m. Eastern Time or 514-982-7555 (international direct dial) or by email at service@computershare.com.

1.5.2 Non-registered shareholder

Any questions regarding this notice, the notice-and-access mechanism or the Meeting, please call Broadridge Investor Communication Solutions at 1-855-887-2244.

By order of the Board of Directors,

(s) Patrick Sartore

Patrick Sartore

Chief Legal Officer and Corporate Secretary

Laval, Québec, this 22nd day of March, 2018

IMPORTANT

If you cannot attend the Meeting personally, please sign, date and return the enclosed Form of Proxy in the envelope provided for that purpose to the transfer agent of the Corporation, Computershare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1, no later than forty-eight hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any reconvened meeting following its adjournment or postponement.

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2017 Management Information Circular	Page | 7

VOTING AND PROXIES

This Management Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by or on behalf of the management of Prometic Life Sciences Inc. (the “Corporation”, “Prometic” or “We”) to all shareholders of the Corporation, for use at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held on Wednesday, May 9, 2018 at the time and place and for the purposes set forth in the notice of meeting (the “Notice of Meeting”) and at any adjournment or postponement thereof. The information contained herein is given as at March 22, 2018, except as indicated otherwise. The solicitation will be made by mail but proxies may also be solicited personally or by telephone, by directors, officers or employees of the Corporation. The costs of this solicitation of proxies will be borne by the Corporation.

1. Notice-and-access

This year, as permitted by Canadian securities regulators, the Corporation has decided to use the “notice-and-access” mechanism for delivery of its Meeting materials to its shareholders. Notice and access is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the Corporation’s Meeting. However, instead of a paper copy of the Meeting materials, shareholders receive a notice which contains information on how they may access the Meeting materials online and how to request a paper copy. The use of notice-and-access will directly benefit the Corporation by substantially reducing its printing and mailing costs and is more environmentally friendly as it reduces paper use.

1.1 How to access the meeting materials

In this Circular, unless otherwise specified or the context otherwise indicates, all amounts are expressed in Canadian dollars; reference to the singular shall include the plural and vice versa; the masculine shall include the feminine and vice versa.

1.2 Appointment and Revocation of Proxies

The persons proposed as proxies in the accompanying Form of Proxy are directors of the Corporation. A shareholder desiring to appoint some other person (who does not need to be a shareholder of the Corporation) to represent him at the Meeting may do so either by striking out the names designated in the accompanying Form of Proxy and inserting such other person’s name in the space provided or by completing another appropriate Form of Proxy and, in either case, by delivering the completed proxy or proxies to the Corporate Secretary of the Corporation or to its transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof.

An individual shareholder must sign his/her name on the Form of Proxy exactly as the shares are registered.

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For a corporation or other legal entity, the Form of Proxy must be signed by a duly authorized officer or attorney of the shareholder. If shares are registered in the name of an executor, administrator or trustee, the Form of Proxy must be signed exactly as the shares are registered.

If the shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the Form of Proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to the proxy.

In many cases, shares beneficially owned by a holder are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Beneficial holders should, in particular, review the heading “Instructions for Non-Registered Shareholders” in this Circular and carefully follow the instructions of their intermediaries.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or representative duly authorized in writing, and deposited with the Corporate Secretary of the Corporation or its transfer agent, Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

1.3 Instructions for Non-Registered Shareholders

The information set forth in this section is of significant importance to shareholders, as many of them hold their common shares (“Common Shares”) through brokers and their nominees and not in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered under the name of the shareholder of the Corporation. Such Common Shares will more likely be registered under the name of “CDS and Co.”, as depository. Common Shares held by brokers or their nominees can only be voted (FOR or AGAINST any resolution or withhold from voting) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

The applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The voting instruction form that is supplied to a Beneficial Shareholder by its broker is similar to the Form of Proxy provided to registered shareholders; however, the purpose of the voting instruction form is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a voting instruction form from an intermediary (the “Voting Instruction Form”) cannot use that proxy form to vote Common Shares directly at the Meeting, rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the Common Shares voted. A Beneficial Shareholder who wants to attend the Meeting and vote in person should carefully follow the instructions set forth in the Voting Instruction Form.

Unless otherwise indicated in this Circular, the form of proxy and the Notice of Meeting attached hereto, shareholders shall mean registered holders.

1.4 Exercise of Discretion by Proxy Holders

The Common Shares in respect of which the persons are named in the enclosed Form of Proxy will be voted or withheld from voting, on any ballot that may be called for, in accordance with the instructions received and, where a choice is specified, will be voted accordingly. In the absence of such instructions, such Common Shares will be voted IN FAVOUR of the matters set forth in the Notice of Meeting.

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2017 Management Information Circular	Page | 9

The enclosed Form of Proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and other matters, which may properly be brought before the Meeting. At the date of this Circular, management is not aware of any such amendment or other matter to be presented for action at the Meeting. If such amendments, variations or other business are properly presented for action at the Meeting or at any adjournment or postponement thereof, the persons designated in the enclosed Form of Proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such amendment or matters.

1.5 Voting Rights, Voting Shares and Principal Holders Thereof

1.5.1 Voting Rights and Voting Shares

As at March 22, 2018, 712,329,990 Common Shares were issued and outstanding, each carrying the right to one vote per Common Share. Except as hereinafter provided, at the Meeting, each holder of Common Shares shall be entitled to one vote for each such share registered in the holder’s name on March 29, 2018 (the “record date”).

Except for the Consolidation Resolution required to approve the Share Consolidation, the affirmative vote of a majority of the votes cast by the shareholders present in person or by proxy at the Meeting is required for the approval of all matters to be presented to shareholders at the Meeting. As for the Consolidation Resolution, the affirmative vote of at least two-thirds of the votes cast by the shareholders present in person of by proxy at the Meeting is required for such resolution to be approved.

The voting rights attached to the issued and outstanding Common Shares represent 100% of the aggregate voting rights attached to the Corporation’s issued and outstanding securities.

1.5.2 Principal Holders of Securities

As at March 22, 2018, to the knowledge of the Corporation’s directors and officers, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than ten percent (10%) of the voting rights attached to the voting securities of the Corporation.

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Business of the meeting

1. Financial Statements and Auditor’s Report

The consolidated financial statements of the Corporation for the financial year ended on December 31, 2017 and the auditors’ report thereon will be presented at the Meeting, but no vote thereon is required or expected. These consolidated financial statements are reproduced in the Corporation’s 2017 Annual Report which was sent to all registered shareholders (except to those who informed the Corporation in writing that a copy of the consolidated financial statements was not wanted) and to the Beneficial Shareholders who requested a copy of such document. The Corporation’s 2017 Annual Report is available on SEDAR (www.sedar.com) as well as on the Corporation’s website (www.prometic.com).

2. Election of Directors

The restated articles of incorporation of the Corporation provide that the board of directors of the Corporation (the “Board of Directors” or the “Board”) shall be made up of a minimum of three and a maximum of fifteen directors.

Ten directors will be proposed for election at the Meeting to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

All of the nominees listed herein are current directors of the Corporation. See Section “Nominee for Election to the Board of Directors” for additional information on each of the nominee directors.

2.1 Majority Voting Policy

The Corporation has a Majority Voting Policy whereby any nominee for election as a director at the annual meeting of shareholders, for whom the number of votes withheld exceeds the number of votes cast in his or her favor (50% + 1 vote), will be deemed not to have received the support of shareholders, even if he or she is elected. A director elected in such circumstances must immediately tender his or her resignation as director of the Corporation. Within 90 days of the annual meeting of shareholders, the Board shall determine whether or not to accept the resignation offer received by each director who received a majority of withheld votes, based on the Corporate Governance and Nominating Committee’s recommendation. To make its recommendation, the Corporate Governance and Nominating Committee will consider all relevant factors including, without limitation, compliance with corporate or securities law requirements, applicable regulations, or commercial agreements regarding the composition of the Board, and whether or not such director is a key member of an established and active special committee which has a defined term or mandate and accepting the resignation of such director would jeopardize the achievement of such special committee’s mandate. The Board shall accept the resignation absent exceptional circumstances. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any discussions, deliberations or actions of the Board at which his/her resignation is considered. The Board will issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation. In the event that a director refuses to tender his or her resignation, such director will not be nominated for election the following year.

Unless instructed to withhold the vote in the accompanying Form of Proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby “FOR” the election of each of the nominees listed in the Section “Nominees for Election to the Board of Directors”. Management is not aware that any of such nominees would be unwilling or unable to serve as director if elected. If any nominee becomes unable to serve as a director for any reason prior to the Meeting, and if a shareholder authorizes the persons proposed as proxies in the accompanying Form of Proxy to act as proxy holder at the Meeting, such persons reserve the discretionary right to vote for other management nominees, unless directed to withhold from voting.

By filling in the accompanying Form of Proxy, shareholders may vote for all directors or chose to withhold their vote from some or all of the directors proposed for election.

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3. Appointment of Auditors

The current auditors, Ernst & Young LLP, have served as auditors of the Corporation since May 2010.

The audit fees, audit-related fees, tax fees and all other fees billed by Ernst & Young LLP to the Corporation during the last financial year and during the financial year spanning from January 1, 2016 to December 31, 2016 (the “2016 Financial Year”) are set out under the heading “External Auditor Services Fees” in the Annual Information Form (the “2017 AIF”) of the Corporation for the financial year ended December 31, 2017 (the “2017 Financial Year”). The 2017 AIF is available on SEDAR (www.sedar.com) as well as on the Corporation’s website (www.prometic.com).

Unless instructed to vote against in the accompanying Form of Proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby “FOR” the reappointment of Ernst and Young LLP, as auditors of the Corporation, to hold office until the next annual meeting of shareholders and to vote to authorize the Board of Directors to fix the auditors’ remuneration.

4. Amendment to the Stock Option Plan

The Stock Option Plan (the “Option Plan”) was established on November 4, 1997 and was amended from time to time thereafter. A summary of the Option Plan is found at Schedule “C”. The Option Plan provides that a maximum of 33,434,585 Common Shares may be issued thereunder. It is the Corporation’s intention to increase the maximum number of Common Shares reserved for issuance under the Option Plan in order to continue providing a long-term incentive to its employees. On March 22, 2018, the Board of Directors approved an amendment (the “Amendment”) to the Option Plan in order to increase the maximum number of Common Shares reserved for issuance thereunder from 33,434,585 to 40,634,585, which represents approximately 5.72% of the total number of Common Shares outstanding as of December 31, 2017.

To be effective, the increase of the maximum number of Common Shares reserved for issuance under the Option Plan must be approved by an ordinary resolution of the shareholders. A copy of the full resolution is attached hereto as Schedule “B”.

Unless instructed to vote against in the accompanying Form of Proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby “FOR” the approval of the increase of the number of Common Shares reserved for issuance under the Stock Option Plan.

5. Amendment to the Restricted Share Unit Plan

The Restricted Share Unit Plan (the “RSU Plan”) was established on May 6, 2009 and was amended from time to time thereafter. A summary of the RSU Plan is found at Schedule “E”. The RSU Plan provides that a maximum of 27,560,248 Common Shares may be issued thereunder. It is the Corporation’s intention to increase the maximum number of Common Shares reserved for issuance under the RSU Plan in order to continue providing long-term incentives to its participants.

On March 22, 2018, the Board of Directors approved an increase of the maximum number of Common Shares reserved for issuance under the RSU Plan from 27,560,248 to 38,360,248, which represents approximately 5.40% of the total number of Common Shares issued and outstanding as of December 31, 2017.

To be effective, the increase of the maximum number of Common Shares reserved for issuance under the RSU Plan must be approved by an ordinary resolution of the shareholders. A copy of the full resolution is attached hereto as Schedule “D”.

Unless instructed to vote against in the accompanying Form of Proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby FOR the approval of the increase of the number of Common Shares reserved for issuance under the RSU Plan.

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5.1 Share Consolidation

As disclosed in the 2017 Management Information Circular, the Corporation is continuing to prepare for a secondary listing of its Common Shares on the NASDAQ Stock Exchange. Consequently, the Corporation has continued to build relationships with financial advisors to provide advice as part of a potential listing on the NASDAQ Stock Exchange. In its preparation, it has received consistent advice from these US based financial advisors and other potential advisors that US institutional investors have practices which preclude them from investing in publicly traded companies which have a share price of less than US$10. Therefore, the proposed Share Consolidation is being contemplated to achieve the aforementioned objective and to comply with the rules of the NASDAQ Stock Exchange, which require a minimum trading price of US$3 or US$4 under specified conditions.

At the Meeting, shareholders will be asked to consider a special resolution (the “Consolidation Resolution”), authorizing the Board to amend the articles of the Corporation to effect a consolidation of all of the issued and outstanding Common Shares, such that the trading price of the post-consolidation Common Shares is at a minimum of US$10 per post-consolidation Common Share calculated based on the 5-day volume weighted average trading price of the Common Shares (or such consolidation ratio that will permit the Corporation to meet its above-mentioned objectives with respect to a potential secondary listing on the NASDAQ Stock Exchange) (the “Share Consolidation”), effective as at the discretion of the Board.

For illustrative purposes, should the 5-day volume weighted average trading price of the Common Shares prior to the consolidation be US$41, in order to attain a share price of US$16 per post-consolidation Common Share, the Share Consolidation would need to be effected at a minimum consolidation ratio of four for one, resulting in the number of Common Shares issued and outstanding to be reduced from 712,329,990 to approximately 178,082,498 Common Shares.

Although shareholder approval for the Share Consolidation is being sought at the Meeting, the Share Consolidation would become effective at a date in the future to be determined by the Corporation if and when it is considered to be in the best interest of the Corporation to implement the Share Consolidation. The Board of Directors may determine not to implement the Share Consolidation at any time after the Meeting without further action on the part of or notice to the shareholders.

There can be no assurance whatsoever that any increase in the market price per Common Share will result from the proposed Share Consolidation and there is no assurance whatsoever that the Common Shares of the Corporation will be listed on the NASDAQ Stock Exchange.

No fractional Common Shares of the Corporation will be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such Share Consolidation, the number of Common Shares to be received by such shareholder will be rounded down to the nearest whole Common Share.

If the proposed Share Consolidation is approved by the shareholders and all regulatory requirements are complied with, including the approval of the Toronto Stock Exchange (the “TSX”), and implemented by the Board of Directors, following the announcement by the Corporation of the effective date of the Share Consolidation, registered shareholders will be sent a letter of transmittal by the Corporation’s transfer agent, Computershare Trust Company of Canada, containing instructions on how to exchange their share certificates representing pre-consolidation Common Shares for new share certificates representing post-consolidation Common Shares. Non-registered shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for the registered shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

[1]	For information purposes, US$4 would represent CDN$5.18 with the exchange rate in effect as of March 21, 2018 (US$1.00 = CDN$1.2958).

Prometic Life Sciences Inc.
2017 Management Information Circular	Page | 13

To be effective, the Canada Business Corporations Act (the “CBCA”) requires that the Consolidation Resolution be approved by a special resolution of the shareholders, being a majority of not less than two-thirds (2/3) of the votes cast by shareholders present in person or by proxy at the Meeting. In addition to the approval of the shareholders, the Share Consolidation requires the approval of the TSX. The Corporation has applied to the TSX for conditional approval of the proposed Share Consolidation, which approval is subject to the Corporation fulfilling standard listing conditions. If the Corporation obtains shareholder approval, the Consolidation Resolution would be valid for one year, starting May 9, 2018.

The full text of the Consolidation Resolution approving the proposed Share Consolidation is attached to this Circular as Schedule “F”.

The Board of Directors believes that the proposed Share Consolidation is in the best interest of the Corporation and its shareholders and unanimously recommends that shareholders vote “FOR” the Consolidation Resolution. Unless instructed to vote against in the accompanying Form of Proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby “FOR” of the Consolidation Resolution.

This description of the reasons and the procedure for a Share Consolidation shall not constitute an offer of securities or a definitive statement regarding the potential offering of securities as part of a secondary listing on the NASDAQ Stock Exchange.

6. Reconfirmation and Approval of the Amended and Restated Shareholder Rights Plan

The shareholder rights plan (the “Rights Plan”) was originally approved by the shareholders of the Corporation on May 3, 2006 for an initial three year period. The first renewal of the Rights Plan, as amended and restated on March 30, 2009 was approved by the shareholders of the Corporation on May 6, 2009 for an additional three year period. The second renewal of the Rights Plan, as amended and restated on March 14, 2012 was approved by the shareholders of the Corporation on May 9, 2012, for an additional three year period. The third renewal of the Rights Plan, as amended and restated on March 25, 2015 was approved by the shareholders of the Corporation on May 13, 2015, for an additional three year period. On March 22, 2018, the Corporation entered into a fourth amended and restated shareholder rights plan agreement in respect of the Rights Plan with Computershare Trust Company of Canada, as rights agent. The Rights Plan, as so amended and restated (the “2018 Rights Plan”), will be effective and in full force and effect immediately upon its approval by the shareholders of the Corporation at the Meeting and will expire upon the termination of the annual meeting of shareholders of the Corporation in the year 2021. If shareholder approval is not obtained at the Meeting, the 2018 Rights Plan and all outstanding rights will terminate upon the termination of the Meeting.

The full text of the ordinary resolution approving the reconfirmation and approval of the 2018 Rights Plan is attached to this Circular as Schedule “G”. In order to be adopted, the ordinary resolution requires a majority of the votes cast, in person or by proxy, at the Meeting by shareholders of the Corporation. Unless instructed to vote against in the accompanying Form of Proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby IN FAVOUR of the ordinary resolution approving the reconfirmation and approval of the Rights Plan.

Rights plans adopted by Canadian public companies show a continuing evolution. In connection with submitting the 2018 Rights Plan to shareholders for approval, the Board of Directors determined that it would be appropriate to make certain amendments to reflect the changes to the take-over bid regime adopted in May 2016 under Canadian securities legislation (the “Legislative Amendments”), as well as other amendments aimed at maintaining the validity of the 2018 Rights Plan for the next three years. Changes have also been made in order, among other things, to conform to best Canadian corporate practices and address institutional investor guidelines.

On February 25, 2016, the Canadian Securities Administrators (the “CSA”) published amendments to the take-over bid regime that subsequently came into force on May 9, 2016. The amendments, among other things, lengthen the minimum bid period to 105 days (from the previous 35 days), require that all non-exempt take-over bids meet a

Prometic Life Sciences Inc.
Page | 14	2017 Management Information Circular

minimum tender requirement of more than 50% of the outstanding securities held by Independent Shareholders, and require a ten day extension after the minimum tender requirement is met. Regarding the minimum bid period, a target issuer will have the ability to voluntarily reduce the period to not less than 35 days. Additionally, the minimum bid period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As the Legislative Amendments do not apply to exempt take-over bids, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Some remaining areas of concern include:

•

protecting against “creeping bids” (the accumulation of more than 20% of the Common Shares) through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of shares not available to all shareholders, (iii) acquiring control through the slow accumulation of shares over a stock exchange without paying a control premium, or (iv) through other transactions outside of Canada that may not be formally subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders; and

•

preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the 2018 Rights Plan.

By applying to all acquisitions of 20% or more of Common Shares, except in limited circumstances including Permitted Bids (as defined in the 2018 Rights Plan), the 2018 Rights Plan is designed to ensure that all shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of the Corporation or its shareholders. Shareholders may also feel compelled to tender their shares to a take-over bid, even if they consider such bid to be inadequate, out of a concern that failing to do so may result in a shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all the Common Shares.

As a result of the foregoing, the Board of Directors has determined that it is advisable and in the best interests of the Corporation and its shareholders that the Corporation has in place a shareholder rights plan in the form of the 2018 Rights Plan. In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had a shareholder rights plan in force at the time of the unsolicited bid. The Board of Directors believes that this demonstrates that the existence of a shareholder rights plan does not in itself prevent the launch of an unsolicited bid. Furthermore, in a number of cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the 2018 Rights Plan would serve to bring about a similar result.

In recommending the ratification of the 2018 Rights Plan, it is not the intention of the Board of Directors to preclude a bid for control of the Corporation. The 2018 Rights Plan encourages fair treatment of all shareholders by providing them with an equal opportunity to participate in a take-over bid. The 2018 Rights Plan provides various mechanisms whereby shareholders may tender their Common Shares to a take-over bid as long as the bid meets the “Permitted Bid” criteria. Furthermore, even in the context of a take-over bid that would not meet the Permitted Bid criteria, the Board of Directors would still have a duty to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the 2018 Rights Plan in respect of such bid. In discharging such duty, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders

The 2018 Rights Plan is therefore designed to encourage a potential acquirer who makes a take-over bid to proceed by way of a Permitted Bid, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness. If a take-over bid fails to meet these minimum standards, the 2018 Rights Plan provides that holders of Common Shares, other than the acquirer, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings, unless the application of the 2018 Rights Plan is waived by the Board of Directors, where applicable.

Prometic Life Sciences Inc.
2017 Management Information Circular	Page | 15

The 2018 Rights Plan is not being adopted in response to any specific proposal to acquire control of the Corporation, nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Corporation.

The 2018 Rights Plan does not preclude any shareholder from using the proxy mechanism of the Corporation’s governing corporate statute, to promote a change in the Corporation’s Management or in the Board of Directors, and it will have no effect on the rights of holders of the Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The 2018 Rights Plan is not expected to interfere with the Corporation’s day-to-day operations. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter the financial condition of the Corporation, impede its business plans, or alter its financial statements. In addition, the 2018 Rights Plan is initially not dilutive. However, if the rights separate from the Common Shares and a “Flip-in Event” occurs, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of rights not exercising their rights after a Flip-in Event may suffer substantial dilution.

A summary of the 2018 Rights Plan has been attached to this Circular as Schedule “H”, which summary is qualified in its entirety by reference to the terms of the 2018 Rights Plan. The text of the 2018 Rights Plan can be found at www.sedar.com or is available upon request, free of charge, from the Corporate Secretary or from Computershare Trust Company of Canada at the following addresses:

Prometic Life Sciences Inc.	Computershare Trust Company of Canada
440 Armand-Frappier Blvd., Suite 300	1500 Robert-Bourassa Boulevard, 7th Floor
Laval, Québec, H7V 4B4	Montreal, Québec H3A 3S8

The only substantive differences between the proposed 2018 Rights Plan and the existing Rights Plan which will expire on the date immediately following the Meeting, are as follows:

•

the minimum period that a take-over bid must remain open for the bid to constitute a “Permitted Bid” that does not trigger the separation of the Rights under the Rights Plan was amended from 60 to 105 days (or such shorter period as permitted by legislation) to align with the Legislative Amendments;

•	the minimum period that a “Competing Permitted Bid” must remain open was amended to be the applicable period required by the Legislative Amendments;

•

the definition of “Beneficial Ownership” was amended to exclude securities that a person may have a right to acquire pursuant to an amalgamation, merger, arrangement agreement, business combination or similar transaction that requires prior shareholder approval;

•

the definition of “Exempt Acquisition” was expanded to include acquisitions made as an intermediate step in a series of related transactions, provided that the Common Shares are then distributed out to the acquiror’s security holders within ten days of the acquisition; and

•	amendments were made to permit book-entry form registration of Rights.

7. Reconfirmation and Approval of the Amended and Restated Spin-off Shareholder Rights Plan

The spin-off shareholder rights plan (the “Spin-Off Rights Plan”) was originally approved by the shareholders of the Corporation on May 3, 2006 for an initial three-year period. The first renewal of the Spin-Off Rights Plan, as amended and restated on March 30, 2009, was approved by the shareholders of the Corporation on May 6, 2009 for an additional three-year period. The second renewal of the Spin-Off Rights Plan, as amended and restated on March 14, 2012, was approved by the shareholders of the Corporation on May 9, 2012 for an additional three-year period. The third renewal of the Spin-Off Rights Plan, as amended and restated on March 25, 2015, was approved by the shareholders of the Corporation on May 13, 2015 for an additional three-year period. On March 22, 2018, the Corporation entered into a fourth amended and restated spin-off shareholder rights plan agreement in respect of the Spin-Off Rights Plan with Computershare Trust Company of Canada, as rights agent, and three of the

Prometic Life Sciences Inc.
Page | 16	2017 Management Information Circular

Corporation’s wholly-owned subsidiaries, Prometic Biosciences Inc. (“PBI”), Prometic Bioproduction Inc. (“PBP”) and Prometic Biotherapeutics Inc. (“PBT”). The Spin-Off Rights Plan, as so amended and restated (the “2018 Spin-Off Rights Plan”), will be effective and in full force and effect immediately upon its approval by the shareholders of the Corporation at the Meeting and will expire upon the termination of the annual meeting of shareholders of the Corporation in the year 2021. If shareholder approval is not obtained at the Meeting, the 2018 Spin-Off Rights Plan and all outstanding rights will terminate upon the termination of the Meeting.

The full text of the ordinary resolution approving the reconfirmation and approval of the 2018 Spin-Off Rights Plan is attached to this Circular as Schedule “I”. In order to be adopted, the ordinary resolution requires a majority of the votes cast, in person or by proxy, at the Meeting by shareholders of the Corporation. Unless instructed to vote against in the accompanying Form of Proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby IN FAVOUR of the ordinary resolution approving the reconfirmation and approval of the Spin-Off Rights Plan.

Rights plans adopted by Canadian public companies show a continuing evolution. In connection with submitting the 2018 Spin-Off Rights Plan to shareholders for approval, the Board of Directors determined that it would be appropriate to make certain amendments to reflect the changes to the take-over bid regime adopted in May 2016 under Canadian securities legislation (the “Legislative Amendments”), as well as other amendments aimed at maintaining the validity of the 2018 Spin-Off Rights Plan for the next three years. Changes have also been made in order, among other things, to conform to best Canadian corporate practices and address institutional investor guidelines.

On February 25, 2016, the Canadian Securities Administrators (the “CSA”) published amendments to the take-over bid regime that subsequently came into force on May 9, 2016. The amendments, among other things, lengthen the minimum bid period to 105 days (from the previous 35 days), require that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities held by Independent Shareholders, and require a ten day extension after the minimum tender requirement is met. Regarding the minimum bid period, a target issuer will have the ability to voluntarily reduce the period to not less than 35 days. Additionally, the minimum bid period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As the Legislative Amendments do not apply to exempt take-over bids, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Some remaining areas of concern include:

•

protecting against “creeping bids” (the accumulation of more than 20% of the Common Shares) through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of shares not available to all shareholders, (iii) acquiring control through the slow accumulation of shares over a stock exchange without paying a control premium, or (iv) through other transactions outside of Canada that may not be formally subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders; and

•

preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the 2018 Spin-Off Rights Plan.

By applying to all acquisitions of 20% or more of Common Shares, except in limited circumstances including Permitted Bids (as defined in the 2018 Spin-Off Rights Plan), the 2018 Spin-Off Rights Plan is designed to ensure that all shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of the Corporation or its shareholders. Shareholders may also feel compelled to tender their shares to a take-over bid, even if they consider such bid to be inadequate, out of a concern that failing to do so may result in a shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all the Common Shares.

Prometic Life Sciences Inc.
2017 Management Information Circular	Page | 17

As a result of the foregoing, the Board of Directors has determined that it is advisable and in the best interests of the Corporation and its shareholders that the Corporation has in place a shareholder rights plan in the form of the 2018 Spin-Off Rights Plan. In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had a shareholder rights plan in force at the time of the unsolicited bid. The Board of Directors believes that this demonstrates that the existence of a shareholder rights plan does not in itself prevent the launch of an unsolicited bid. Furthermore, in a number of cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the 2018 Spin-Off Rights Plan would serve to bring about a similar result.

In recommending the ratification of the 2018 Spin-Off Rights Plan, it is not the intention of the Board of Directors to preclude a bid for control of the Corporation. The 2018 Spin-Off Rights Plan encourages fair treatment of all shareholders by providing them with an equal opportunity to participate in a take-over bid. The 2018 Spin-Off Rights Plan provides various mechanisms whereby shareholders may tender their Common Shares to a take-over bid as long as the bid meets the “Permitted Bid” criteria. Furthermore, even in the context of a take-over bid that would not meet the Permitted Bid criteria, the Board of Directors would still have a duty to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the 2018 Spin-Off Rights Plan in respect of such bid. In discharging such duty, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The 2018 Spin-Off Rights Plan is therefore designed to encourage a potential acquirer who makes a take-over bid to proceed by way of a Permitted Bid, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness. If a take-over bid fails to meet these minimum standards, the 2018 Spin-Off Rights Plan provides that holders of Common Shares, other than the acquirer, will be able to purchase units comprised of shares of PBI, PBP and PBT at an exercise price of $0.00001 per unit, unless the application of the 2018 Spin-Off Rights Plan is waived by the Board of Directors, where applicable.

The 2018 Spin-Off Rights Plan is not being adopted in response to any specific proposal to acquire control of the Corporation, nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Corporation.

The 2018 Spin-Off Rights Plan also does not preclude any shareholder from using the proxy mechanism of the Corporation’s governing statute, to promote a change in the Corporation’s Management or in the Board of Directors, and it will have no effect on the rights of holders of the Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The 2018 Spin-Off Rights Plan is not expected to interfere with the Corporation’s day-to-day operations. The continuation of the existing outstanding spin-off rights and the issuance of additional spin-off rights in the future will not in any way alter the financial condition of the Corporation, impede its business plans, or alter its financial statements. However, if the rights separate from the Common Shares and a “Flip-in Event” occurs, the financial condition of the Corporation may be affected.

A summary of the 2018 Spin-Off Rights Plan has been attached to this Circular as Schedule “J”, which summary is qualified in its entirety by reference to the terms of the 2018 Spin-Off Rights Plan. The text of the 2018 Spin-Off Rights Plan can be found at www.sedar.com or is available upon request, free of charge, from the Corporate Secretary or from Computershare Trust Company of Canada at the following addresses:

Prometic Life Sciences Inc.	Computershare Trust Company of Canada
440 Armand-Frappier Blvd., Suite 300	1500 Robert-Bourassa Boulevard, 7th Floor
Laval, Québec, H7V 4B4	Montreal, Québec H3A 3S8

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Page | 18	2017 Management Information Circular

The only substantive differences between the proposed 2018 Spin-Off Rights Plan and the existing Spin-Off Rights Plan which will expire on the date immediately following the Meeting, are as follows:

•

the minimum period that a take-over bid must remain open for the bid to constitute a “Permitted Bid” that does not trigger the separation of the Rights under the Spin-Off Rights Plan was amended from 60 to 105 days (or such shorter period as permitted by legislation) to align with the Legislative Amendments;

•	the minimum period that a “Competing Permitted Bid” must remain open was amended to be the applicable period required by the Legislative Amendments;

•

the definition of “Beneficial Ownership” was amended to exclude securities that a person may have a right to acquire pursuant to an amalgamation, merger, arrangement agreement, business combination or similar transaction that requires prior shareholder approval;

•

the definition of “Exempt Acquisition” was expanded to include acquisitions made as an intermediate step in a series of related transactions, provided that the Common Shares are then distributed out to the acquiror’s security holders within ten days of the acquisition; and

•	amendments were made to permit book-entry form registration of Rights.

8. Other Matters

Management is not aware of any matters to be brought before the Meeting other than those set forth in the Notice accompanying this Circular.

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2017 Management Information Circular	Page | 19

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

1. Directors’ Biographies

The following tables set forth the name and place of residence of each individual proposed to be nominated at the Meeting for election as a director of the Corporation, as well as each individual’s position within the Corporation (where applicable), their period of service as director, their age, information relating to committee membership, independence, meeting attendance, principal occupation within the five preceding years and the number of securities of the Corporation beneficially owned or controlled, directly or indirectly, by each such individual. The information related to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been provided by the respective proposed directors individually, as at March 22, 2018.

PIERRE LAURIN

President and Chief Executive Officer, Prometic

Non-Independent Director

Mr. Pierre Laurin is a senior executive with over 30 years of experience in the pharmaceutical and biotechnology industry. Involved in the development of Prometic’s platform technology since 1989, Mr. Laurin founded Prometic Life Sciences Inc. in 1994. He served as Chairman until March 7, 2011 and serves as President and Chief Executive Officer of the Corporation since its inception. Among other achievements, he took the Corporation public on the Toronto Stock Exchange and has since raised over $650 million through equity and debt financing and multinational funding. Mr. Laurin’s corporate development achievements also include the successful close of multiple licensing agreements and partnership agreements with multinationals, including two strategic agreements with the American Red Cross. Mr. Laurin’s prior experience also includes positions with various pharmaceutical companies, including Nordic Laboratories (now Sanofi) where he played a pivotal role in the commercial success of Cardizem® in Canada. Mr. Laurin holds a B.Sc. in Pharmacy and a Master’s degree in Pharmaceutical Sciences from the University of Montreal.

Québec, Canada
Age: 57
Director since 1994
2017 AGM Voting Results:
	%	#
For:	98.33	147,810,566
Withheld:	1.67	2,504,908
Value of Total Compensation Received as Director
Financial Year		Value ($)
2016		N/A
2017		N/A

Ownership

Common Shares (#)	Guidelines	Meets Ownership Requirements
12,317,079	600,000	Yes

Board/Committee Membership

Member/Attendee of:	Position Held	Meeting Attendance
Board	Member	10/10	100%
Audit, Risk and Finance Committee	Attendee	5/5	100%
HR and Compensation Committee	Attendee	7/7	100%
Corporate Governance and Nominating Committee	Attendee	5/5	100%
Plasma Strategy Development and Asset Monetization Committee	Member	1/1	100%
Defense Strategy Committee	Attendee	4/4	100%
Other Public Directorships in the Past 5 Years
None

Prometic Life Sciences Inc.
Page | 20	2017 Management Information Circular

SIMON GEOFFREY BEST

Edinburgh, United Kingdom
Age: 61
Director since 2014

2017 AGM Voting Results:

	%	#
For:	99.02	148,849,897
Withheld:	0.98	1,465,577

Value of Total Compensation Received as Director

Financial Year		Value ($)
2016		284,462
2017		292,924

Chairman of the Board of Directors

Independent Director

Prof. Best is a seasoned veteran of the global Lifescience Industry with experience, both as a Founder, Chief Executive Officer and Chairman or board member of entrepreneurial companies and as a Chairman or board member of major industry bodies and public sector institutions in the UK, USA, Europe, Asia and Latin America including the UK BioIndustry Association (BIA) and the US Biotechnology Industry Organization (BIO). He is also an experienced Angel, Venture Capital and Private Equity investor. In 1999, the World Economic Forum nominated him a Global Leader of Tomorrow and in 2000, a Technology Pioneer of the Year. In 1999, he was nominated as “Science and Technology Venturer of the Year” by the Financial Times. He was awarded the London Business School Alumni Achievement Prize in 2007. He holds an MBA from London Business School and an Honorary Doctorate and B.Mus from York University. In 2007, he was elected a Fellow of the Royal Society of Edinburgh. In 2008, he was awarded an OBE by Queen Elizabeth II and appointed a Visiting Professor of Medicine by the University of Edinburgh.

From November 2015 to December 2017, Prof. Best served on the board of Evofem Inc., a women’s health company based in San Diego. From March 2010 to August 2015, Prof. Best was the Chairman of Edinburgh BioQuarter with responsibility for company formation and technology transfer for the University of Edinburgh. In September 2015, this entity was replaced by Sunergos Innovations Limited. Sunergos was reabsorbed by the University in February 2017 after which Prof. Best continued to serve as a Senior Advisor. Prof. Best held also the position of Chief Executive Officer at Aquapharm Biodiscovery Ltd. (a company in the sector of drug discovery) from May 2010 to November 2012.

Ownership

Common Shares (#)	Guidelines	Meets Ownership Requirements
320,000	300,000	Yes

Board/Committee Membership

Member of:	Position Held	Meeting Attendance
Board	Chairman	10/10	100%
Audit, Risk and Finance Committee	Member	5/5	100%
HR and Compensation Committee	Member	7/7	100%
Corporate Governance and Nominating Committee	Member	5/5	100%
Plasma Strategy Development and Asset Monetization Committee	Chairman	4/4	100%
Defense Strategy Committee	Chairman	1/1	100%
Other Public Directorships in the Past 5 Years
None

Prometic Life Sciences Inc.
2017 Management Information Circular	Page | 21

STEFAN CLULOW

Ontario, Canada
Age: 47

Director since 2014

2017 AGM Voting Results:

	%	#
For:	96.58	145,170,758
Withheld:	3.42	5,144,716

Value of Total Compensation Received as Director

Financial Year		Value ($)
2016		132,463
2017		128,888

Non-Independent Director

Mr. Stefan Clulow is Managing Director and Chief Investment Officer of Thomvest Asset Management Inc., a private investment firm. Mr. Clulow sits on the boards of a number of private companies and charitable organizations.

Mr. Clulow received a B.A. and an LL.B. from McGill University. He is a member of the State Bar of California and the Law Society of Upper Canada.

Mr. Stefan Clulow was nominated by Structured Alpha LP (“Structured Alpha”) to the Board, pursuant to a loan agreement entered into between the Corporation, certain of its affiliates, and Thomvest Seed Capital Inc., (“Thomvest”) dated as of September 10, 2013, as amended and restated from time to time, and as assigned by Thomvest to its affiliate, Structured Alpha (the “Loan Agreement”). Pursuant to the Loan Agreement, Structured Alpha is entitled to nominate one person for election to the Board.

Ownership

Common Shares (#)	Guidelines	Meets Ownership Requirements
90,000	Exempt from the Policy	N/A

Board/Committee Membership

Member of:	Position Held	Meeting Attendance
Board	Member	9/9	[1]	100%
Plasma Strategy Development and Asset Monetization Committee	Member	4/4		100%
Other Public Directorships in the Past 5 Years
None

1	Mr. Clulow was not invited to participate to one of the special meetings held by the Board of Directors.

Prometic Life Sciences Inc.
Page | 22	2017 Management Information Circular

KENNETH GALBRAITH

British Columbia
Age: 55

Director since 2016

2017 AGM Voting Results:

	%	#
For:	99.05	148,887,829
Withheld:	0.95	1,427,645

Value of Total Compensation Received as Director

Financial Year		Value ($)
2016		92,344
2017		142,994

Independent Director

Mr. Kenneth Galbraith is the Managing Director of Five Corners Capital. He joined Ventures West as a General Partner in 2007 and led the firm’s biotech practice prior to founding Five Corners Capital in 2013 to continue managing the Ventures West investment portfolio. Mr. Galbraith is a well-known and active member of the North American life sciences community with over 30 years of experience acting as an executive, director, investor and advisor to companies in the biotechnology, medical device, pharmaceutical and healthcare sectors. Previously, Mr. Galbraith served as the Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million. Starting in the biotech sector in 1987, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases and oncology, retiring in 2000 from his position as Executive VP and CFO when QLT’s market capitalization exceeded US$5 billion. He has served on the board of directors of several public and private biotechnology companies, including Zymeworks, Angiotech Pharmaceuticals (ANPI), Aquinox (AQXP), Alder Pharmaceuticals (ALDR), Tekmira (TKMR) and Cardiome Pharma (CRME). He currently serves on the Board of Directors of Macrogenics (MGNX) and Profound Medical.

Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia in 1985 and appointed a Fellow of the Chartered Accountants of BC in 2013.

Ownership

Common Shares (#)	Guidelines	Meets Ownership Requirements
0	200,000	Requirement must be met by May 2020

Board/Committee Membership

Member of:	Position Held	Meeting Attendance
Board	Member	9/10	90%
HR and Compensation Committee	Member	6/7	86%
Plasma Strategy Development and Asset Monetization Committee	Member	4/4	100%

Other Public Directorships in the Past 5 Years

Date	Company	Jurisdiction	Stock Exchange
2008-Current	Marogenics	Delaware	NASDAQ
2017-Current	Profound Medical	Ontario	TSX-V
2008-2016	Zymeworks	British-Columbia	NYSE/TSX
2008-2013	Celator	Delaware	TSX-V

Prometic Life Sciences Inc.
2017 Management Information Circular	Page | 23

DAVID JOHN JEANS

Buckinghamshire, England
Age: 68

Director since May 10, 2017

2017 AGM Voting Results:

	%	#
For:	99.23	149,156,275
Withheld:	0.77	1,159,199

Value of Total Compensation Received as Director

Financial Year		Value ($)
2016		0
2017		130,000

Independent Director

Mr. David John Jeans, CBE, CEng, BSc MIChemE, is currently Chairman of Digital Health and Care Institute, and Edinburgh Molecular Imaging. He is also a non-executive Director of Renishaw plc. His past non-executive positions include Chairmanship of Imanova Ltd and the UK BioCentre as well as Directorships of Alliance Medical and Myconostica. He was previously the Chair of Cardiff University and a Director of the University Employers Association. From 2009 to 2011.

Mr. Jeans was Deputy Chief Executive of the Medical Research Council, a member of its Audit and Risk Committee and Chaired the Trustee Board of MRC Technology until 2014. He was appointed by the Prime Minister of United Kingdom in 2014 as the Life Science Champion for medical technology. Mr. Jeans has lead Innovate UK’s Stratified Medicine Advisory Board since 2009 and the KTN’s Health Board since 2011. He is also Chair of the Strategic Advisory Panel for the Singapore Government’s Diagnostics Hub since 2014. In an industrial career spanning 35 years, he held senior international leadership positions in global companies including Smith & Nephew, Bristol Myers Squibb, Johnson & Johnson and Amersham plc. Mr. Jeans headed the commercial function of GE’s Life Science business and was the Chairman of its UK Healthcare Company. Mr. Jeans is engaged with international, national and local charities including the Africa Research Excellence Fund and the Clare Foundation. He was awarded the CBE for services to Life Sciences, Healthcare and Science in 2012.

Ownership

Common Shares (#)	Guidelines	Meets Ownership Requirements
15,505	200,000	Requirement must be met by May 2020

Board/Committee Membership

Member of:	Position Held	Meeting Attendance
Board	Member	5/7[1]	71%
Corporate Governance and Nominating Committee	Member	1/2	50%
Plasma Strategy Development and Asset Monetization Committee	Member	3/4[2]	75%
Other Public Directorships in the Past 5 Years
None

1	Mr. Jeans was appointed to the Board of Directors on May 10, 2017.
2	Mr. Jeans had attended as consultant to one of the four meetings of the Board of Directors in 2017, prior his appointment to the Board of Directors on May 10, 2017.

Prometic Life Sciences Inc.
Page | 24	2017 Management Information Circular

CHARLES N. KENWORTHY

California, United States
Age: 60

Director since 2013

2017 AGM Voting Results:

	%	#
For:	83.49	125,495,531
Withheld:	16.51	24,819,943

Value of Total Compensation Received as Director

Financial Year		Value ($)
2016		104,800
2017		138,700

Non-Independent Director

Mr. Charles N. Kenworthy is Executive Vice-President, Corporate Strategy, NantWorks, LLC since 2011 and President of Nant Capital, LLC. Mr. Kenworthy received his Bachelor of Arts from the University of California, Los Angeles, in 1980 and his Juris Doctorate from the University of San Diego School of Law in 1985. He joined the law firm of Allen Matkins in the mid-1980’s and was a partner when he departed in 2006. Thereafter, he joined Abraxis Biosciences, LLC as Executive Vice-President, Corporate Strategy.

Mr. Charles N. Kenworthy was nominated to the Board by California Capital Equity, LLC (“CCE”) (an affiliate of Abraxis Bioscience International Holding Company, Inc.), pursuant to a securities purchase agreement (the “Purchase Agreement”) entered into between the Corporation and Abraxis Bioscience International Holding Company, Inc. on September 3, 2008. Pursuant to the Purchase Agreement, CCE is entitled to nominate one person for election to the Board.

Ownership

Common Shares (#)	Guidelines	Meets Ownership Requirements
0	Exempt from the Policy	N/A

Board/Committee Membership

Member of:	Position Held	Meeting Attendance
Board	Member	0/9	0%
Other Public Directorships in the Past 5 Years
None

1	Mr. Kenworthy was not invited to participate to one of the special meeting held by the Board of Directors.

Prometic Life Sciences Inc.
2017 Management Information Circular	Page | 25

LOUISE MÉNARD

Québec, Canada
Age: 69

Director since 2009

2017 AGM Voting Results:

	%	#
For:	98.80	148,505,859
Withheld:	1.20	1,809,615

Value of Total Compensation Received as Director

Financial Year		Value ($)
2016		164,325
2017		158,725

Independent Director

Ms. Louise Ménard is President and director of Groupe Méfor Inc., a family holding company since 1997. From August 2007 to October 2016, she served on the board of directors of the Société des alcools du Québec (SAQ), was chair of its Governance Committee from 2007 to 2014, member of its Human Resources Committee from 2007 to 2016 and member of its Commercial Practices Committee from 2014 to 2016. Ms. Ménard also serves on the board of the directors of La Pièta since December 2012. From 2004 to 2007, Ms. Ménard served as board member of Compcorp Inc. (now Assuris Inc.), and was member of its Corporate Governance Committee and its Communications Committee. She also served on the board of directors of the Montreal Heart Institute Foundation from 1991 to 2006, and was a member of its Executive Committee from 1992 to 1998. From 2000 to 2002, she acted as Chairman of the board of directors of Alena Capital Inc. and from 1999 to 2001, she was on the board of directors of Bruneau Minerals Inc., a public company listed on the Montreal Stock Exchange. From 2003 to 2011, she was on the board of directors, and was a member of the Executive Committee (2003 and 2004) and the Corporate Governance Committee (2010) of On the Tip of the Toes Foundation and from 1988 to 1997, she was Vice president, Corporate and Legal Affairs of Sodarcan Inc., a public company listed on the TSX (now Aon Canada). She holds an LL.L from Université de Montréal (1973) and has graduated from the College of Directors of Laval University in 2009.

Ownership

Common Shares (#)	Guidelines	Meets Ownership Requirements
529,146	200,000	Yes

Board/Committee Membership

Member of:	Position Held	Meeting Attendance
Board	Member	10/10	100%
HR and Compensation Committee	Member	7/7	100%
Corporate Governance and Nominating Committee	Chairman	5/5	100%
Defense Strategy Committee	Member	1/1	100%
Other Public Directorships in the Past 5 Years
None

Prometic Life Sciences Inc.
Page | 26	2017 Management Information Circular

PAUL MESBURIS

Ontario, Canada
Age: 48

Director since 2009

2017 AGM Voting Results:

	%	#
For:	99.09	148,952,575
Withheld:	0.91	1,362,899

Value of Total Compensation Received as Director

Financial Year		Value ($)
2016		183,450
2017		163,350

Independent Director

Mr. Paul Mesburis is the Managing Principal of Empyrean Capital, and has more than twenty years of international experience in financial and capital markets. His capital markets experience encompasses senior roles for both buy-side and sell-side firms. On the buy-side, he has managed portfolios for global investment strategies in both debt and equities. On the sell-side, his experience includes senior roles in mergers and acquisitions, investment banking, and institutional equity research at HSBC Securities, Scotiabank Global Banking and Markets and Deutsche Bank Securities. His views on investments have been quoted in the media, including Report on Business of The Globe and Mail and the Financial Post, as well as the subject of features on BNN - Business News Network. In 2012, he was honoured with a Canadian Lipper Fund Award which recognizes funds that have excelled in delivering consistently strong risk-adjusted performance, relative to their peers.

He received his Master of Business Administration degree from the Schulich School of Business at York University, his Bachelor of Arts degree from the University of Toronto, and has completed Executive Education at Harvard Business School. Mr. Mesburis holds the Chartered Professional Accountant (Ontario), Certified Public Accountant (Illinois), and Chartered Financial Analyst designations. He is a member of the Institute of Corporate Directors.

Mr. Mesburis serves on the board of directors and is the Chair of the Audit Committees of Avivagen Inc. and EEStor Corp. In addition, he is the Lead Director of Avivagen Inc. and Co-Chair of EEStor Corp.

Ownership

Common Shares (#)	Guidelines	Meets Ownership Requirements
718,589	200,000	Yes

Board/Committee Membership

Member of:	Position Held	Meeting Attendance
Board	Member	10/10	100%
Audit, Risk and Finance Committee	Chairman	5/5	100%
Corporate Governance and Nominating Committee	Member	5/5	100%
Defense Strategy Committee	Member	1/1	100%

Other Public Directorships in the Past 5 Years

Date	Company	Jurisdiction	Stock Exchange
2016-Current	Avivagen Inc.	Canada	TSX-V
2016-Current	EEStor Corp.	Ontario	TSX-V

Prometic Life Sciences Inc.
2017 Management Information Circular	Page | 27

KORY SORENSON

London, UK
Age: 49

New Nominee

Independent Director

Kory Sorenson is a non-executive director and Chairman of the Audit Committee of SCOR SE (SCR.PA); a non-executive director and Chairman of the Remuneration Committee of Phoenix Group Holdings (PHNX.L); a non-executive director of Pernod Ricard SA (RI.PA); a member of the Supervisory Board of UNIQA Insurance Group AG (UQA.VI); and a member of the Supervisory Board of Bank Gutmann AG. In the context of her passion for wine, she is also member of the Supervisory Board of Chateau Troplong Mondot in St. Emilion.

Ms. Sorenson was previously a non-executive director of Aviva Insurance Limited in the UK and the Institut Pasteur, a non-profit private foundation dedicated to the study of biology, micro-organisms, diseases, and vaccines in France.

Ms. Sorenson has over twenty-five years of experience in investment banking and finance. She was previously Managing Director, Head of Insurance Capital Markets of Barclays Capital and held senior positions in the capital markets and the financial institutions divisions of Credit Suisse, Lehman Brothers and Morgan Stanley. She began her career in the treasury of Total SA in Paris.

Born in the US, Kory Sorenson is a citizen of Great Britain. She speaks fluent French and has a DESS in Corporate Finance from the Institut d’Etudes Politiques de Paris, a master’s degree in Applied Economics from the Université de Paris - Dauphine, a bachelor’s degree in Econometrics and Political Science from the American University in Washington, D.C., a certificate in Governance from Harvard Executive Education and a certificate in Leadership and Governance from INSEAD.

Ownership

Common Shares (#)	Guidelines	Meets Ownership Requirements
50,000	200,000	Requirement to be met by May 2021[1]

1	In the event that Ms. Kory Sorenson is duly nominated to the Board of Directors at the next AGM on May 9, 2018.

Prometic Life Sciences Inc.
Page | 28	2017 Management Information Circular

BRUCE WENDEL

Connecticut, United States
Age: 64

Director since 2008

2017 AGM Voting Results:

	%	#
For:	95.86	144,088,928
Withheld:	4.14	6,226,546

Value of Total Compensation Received as Director

Financial Year		Value ($)
2016		129,963
2017		128,888

Non-Independent Director

Mr. Bruce Wendel is Chief Strategy Officer of Hepalink USA since June 2012. Mr. Wendel was Acting Chief Executive Officer of Scientific Protein Laboratories LLC from December 2014 to June 2015, a subsidiary of Shenzhen Hepalink Pharmaceutical CO., Ltd. From 2011 to 2012, he was consultant in the pharmaceutical industry. Mr. Wendel served as Vice Chairman and Chief Executive Officer of Abraxis BioScience until October 15, 2010, when Abraxis was acquired by Celgene Corporation. He was with Abraxis BioScience as of May 2006 and served as Executive Vice President of Corporate Development of Abraxis BioScience until being appointed as Executive Vice President of Corporate Operations and Development in November 2007. Mr. Wendel joined American Pharmaceutical Partners (APP) in 2004 as Vice President of Corporate Development. He began his 14 years with Bristol-Myers Squibb as in-house counsel before shifting to business and corporate development. Before joining APP, he served as Vice President, Business Development and Licensing for IVAX Corporation, a generic drug manufacturer. Previously, Mr. Wendel served in the legal departments of Playtex and Combe. He earned a Juris Doctorate degree from Georgetown University Law School, where he was an editor of Law and Policy in International Business, and a B.S. from Cornell University.

Ownership

Common Shares (#)	Guidelines	Meets Ownership Requirements
417,949	200,000	Yes

Board/Committee Membership

Member of:	Position Held	Meeting Attendance
Board	Member	9/10	90%
Plasma Strategy Development and Asset Monetization Committee	Member	3/4	75%

Other Public Directorships in the Past 5 Years

Date	Company	Jurisdiction	Stock Exchange
2016-Current	Verastem Inc.	Delaware	NASDAQ

Prometic Life Sciences Inc.
2017 Management Information Circular	Page | 29

2.	Additional Disclosure Relating to Directors

Except as indicated below, and to the knowledge of the Corporation as at the date hereof, none of the proposed directors:

•	is or has been, within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

•	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

•

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive office or chief financial officer;

•

is, as at the date hereof, or has been within ten years prior, a director or executive officer of any company (including the Corporation) that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•

has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

•

has not (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; (ii) entered into a settlement agreement with a securities regulatory authority; or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Prof. Simon Best was Chairman of Ardana PLC, a publicly-traded company on the London Stock Exchange in the United Kingdom, which went into administration on June 30, 2008. The company was unable to complete refinancing or a possible sale or merger within the required timeframe. Concurrently, trading in the company’s shares was suspended.

3.	Director Compensation

3.1 Compensation Policy

The Directors of the Board (the “Directors”) have an active role in assisting the Corporation in defining its business strategies, implementing competitive compensation practices and promoting “best in class” governance practices that contribute to increasing shareholder value. The Human Resources and Compensation Committee (the “HR and Compensation Committee”) reviews the compensation paid to Directors against its peer group and recommends any adjustments deemed appropriate for approval by the Board of Directors in the first quarter of each year.

In May 2017, the HR and Compensation Committee amended the Director’s compensation policy following their analysis of the peer group. Those amendments included the following changes:

•	Remove the second alternative of compensation for the annual retainer for the members of the Board; and

•	The annual retainers now encompass the attendance fees.

As a general rule, Directors who are executives of the Corporation do not receive any remuneration for serving as directors.

Prometic Life Sciences Inc.
Page | 30	2017 Management Information Circular

3.2 Directors Peer Group

In establishing a remuneration benchmark for the Board, the HR and Compensation Committee reviewed the compensation of directors of the corporations in the Peer Group (see “Compensation, Discussion & Analysis—NEOs Peer Group “ on page 40 below) used for benchmarking the Named Executive Officers’ (the “NEOs”) compensation. The Corporation aims to align the Directors’ compensation with the comparators as well as to reflect the Directors’ responsibilities and workload.

3.3 Director Compensation Program

The following table describes the director compensation program for the period spanning from May 10, 2017 to May 9, 2018 (the “2017-2018 Mandate”), as compared to the director compensation program that was in effect for the period spanning from May 11, 2016 to May 10, 2017 (the “2016-2017 Mandate”).

3.4 Board Annual Retainer

The Chairman of the Board received an annual retainer of $187,6742 payable in cash and $100,000 worth of Stock Options which includes any annual retainers and attendance fees to which he would have been entitled to as Chairman and/or member of the committees. Each non-executive director (the “Non-Executive Director”) receives an annual retainer of $35,000 payable in cash and $100,000 worth of Stock Options which includes any attendance fees to which he/she would have been entitled either as Board member or member of a committee.

Director Compensation Program

	2017-2018 Mandate	2016-2017 Mandate
Chairman of Board
Annual Retainer	$187,674 + $100,000 worth of stock options[1,2]	$198,174 + $100,000 worth of stock options[1,2]
Non-Executive Directors
Annual Retainer: Option 1	$35,000 + $100,000 worth of stock options[1]	$6,000 + $100,000 worth of stock options[1]
Annual Retainer: Option 2	Non applicable	$42,400 + $63,600 worth of stock options[1]
Attendance Fees	Non applicable	$2,000 / meeting[3]
Committee Chairmans
Additional Annual Retainer
Audit, Risk and Finance	$30,000	$18,000
HR and Compensation	$25,000	$13,750
Corporate Governance and Nominating	$25,000	$13,750
Plasma Strategy	Non applicable[2]	Non applicable[2]
Development and Asset
Monetization (“PSDAM”)
Defense Strategy	Non applicable[2]	Non applicable[2]
Attendance Fees	No attendance fees	$1,600 / meeting[3]
Except for PSDAM, $1,775[3]

[2]

The decrease of $10,500 compared to the 2016-2017 Mandate can be explained by the fact that the Chairman is entitled to receive an annual retainer of $10,500 (£6,212 as of June 29, 2017; date at which the PSMT Board members’ compensation was approved) as Chairman of the board of the Corporation’s UK entity, Prometic Pharma SMT Limited (“PSMT”), which is in charge of the development strategy and asset monetization for the small molecule portfolio of the Corporation. The board of directors of PSMT is composed of Prof. Simon Best (Chairman), Mr. Stefan Clulow, Mr. Kenneth Galbraith, Mr. David John Jeans, Mr. Bruce Wendel and three SEOs, Mr. Pierre Laurin, Mr. Bruce Pritchard and Mr. Patrick Sartore.

Prometic Life Sciences Inc.
2017 Management Information Circular	Page | 31

Director Compensation Program

Non-Chairman Committee Members
Additional Annual Retainer
Audit, Risk and Finance	$15,000	$8,400
HR and Compensation	$12,500	$5,300
Corporate Governance and Nominating	$12,500	$5,300
PSDAM	$12,500	$4,275
Defense Strategy	$12,500	$7,400
Attendance Fees	No attendance fees	$1,600 / meeting[3]
		Except for PSDAM, $1,775 / meeting[3]

1	Vesting: 25% on the 1st day of August, November, February and May following the director’s nomination at the Annual General Meeting of Shareholders in May.
2

The compensation of the Chairman of the Board includes any annual retainers and attendance fees he would have been entitled to as Chairman and/or members of the committees. Prof. Simon Best, Chairman of the Board, is Chairman of the PSDAM Committee and the Defense Strategy Committee.

3	Reduces to $1,000 for special meetings.

3.5 Summary Compensation Table

The following table shows the total dollar value of all cash and option-based compensation earned by each director during the 2017 Financial Year, with the exception of Mr. Pierre Laurin and Dr. John Moran, who as executive Directors, receive no compensation for such role.

2017 Summary Compensation Table

			Fees earned
			Committee
	Board Annual		Annual Cash		Attendance		Total Cash	Option-based	Total
Name	Cash Retainer[1]		Retainer[1]		Fee[2]		Compensation	awards[3]	Compensation
	($)		($)		($)		($)	($)	($)
Simon Geoffrey Best[4]	192,924	[5,6]	0	[5]	0	[5]	192,924	84,409	277,333
Andrew Bishop[20]	20,500		24,150	[7,12]	9,200		53,850	84,409	138,259
Stefan Clulow	20,500		8,388	[8]	7,775		36,663	84,409	121,072
Kenneth Galbraith	28,100		14,894	[8,9]	10,975		53,969	84,409	138,378
Raymond M. Hakim[19]	3,000		5,300	[9,10]	15,600		23,900	—	23,900
David John Jeans	17,500		12,500	[8,10]	0		30,000	84,409	114,409
Charles N. Kenworthy	38,700	[11]	0		0		38,700	84,409	123,109
Louise Ménard[16]	20,500		38,225	[9,12,13]	15,600		74,325	84,409	158,734
Paul Mesburis[17]	20,500		42,850	[10,12,14]	14,000		77,350	84,409	161,759
Nancy Orr[18,21]	38,700		43,525	[7,12,15]	14,000		96,225	84,409	180,634
Bruce Wendel	20,500		8,388	[8]	7,775		36,663	84,409	121,072

Total	421,424		198,220		94,925		714,569	844,090	1,558,659

1

Cash retainer under this column includes amounts earned during the 2017 Financial Year. Given that the payment of the cash retainer is made in four installments over two financial years, a portion of that cash retainer relates to the 2016-2017 Mandate and another portion to the 2017-2018 Mandate.

Prometic Life Sciences Inc.
Page | 32	2017 Management Information Circular

2

Starting with the 2017-2018 Mandate, the annual retainer encompasses any attendance fees. For the 2016-2017 Mandate, the attendance fees are detailed in the table entitled Director Compensation Program on page 31. Therefore, the attendance fees listed in this table only represent the attendance fees for the 2016-2017 Mandate.

3	In determining the fair value of the options awards, the Black-Scholes-Merton model, was used, with the following assumptions:

Risk-free interest rate:	1.1%
Dividend yield:	0%
Expected volatility of share price:	62%
Expected life of the option:	6.50 years

The fair value of the option awards was estimated using the Black Scholes option pricing model, a common valuation methodology which uses the same assumptions for determining the equity-based compensation expense in the Corporation’s financial statements for the year-ended December 31, 2017 in accordance with the International Financial Reporting Standards (IFRS).

4	Prof. Simon Best is Chairman of the Board, Chairman of the PSDAM Committee and Chairman of the Defense Strategy Committee.
5

For the 2016-2017 Mandate, Prof. Simon Best, Chairman of the Board, received his annual retainer of $198,174 ($99,087 earned in the 2017 Financial Year) in cash and $100,000 worth of stock options for his term beginning May 11, 2016. His annual retainer includes attendance fee to the Board meetings as well as any other annual retainers and attendance fees he would have been entitled to as Chairman and/or member of any committees.

6

For the 2017-2018 Mandate, Prof. Simon Best, Chairman of the Board, received his annual retainer of $187,674 ($93,837 earned in the 2017 Financial Year) in cash and $100,000 worth of stock options for his term beginning May 10, 2017. His annual retainer includes any other annual retainers he would have been entitled to as Chairman and/or member of any committees.

7

For the 2016-2017 Mandate, each member of the Audit, Risk and Finance Committee was entitled to receive $8,400 ($4,200 earned in the 2017 Financial Year); $15,000 for the 2017-2018 Mandate ($7,500 earned in the 2017 Financial Year).

8

For the 2016-2017 Mandate, each member of the PSDAM Committee was entitled to receive $4,275 ($2,137.50 earned in the 2017 Financial Year); $12,500 for the 2017-2018 Mandate ($6,250 earned in the 2017 Financial Year).

9

For the 2016-2017 Mandate, each member of the HR and Compensation Committee was entitled to receive $5,300 ($2,650 earned in the 2017 Financial Year); $12,500 for the 2017-2018 Mandate ($6,250 earned in the 2017 Financial Year).

10

For the 2016-2017 Mandate, each member of the Corporate Governance and Nominating Committee was entitled to receive $5,300 ($2,650 earned in the 2017 Financial Year); $12,500 for the 2017-2018 Mandate ($6,250 earned in the 2017 Financial Year).

11	For the 2016-2017 Mandate, Mr. Charles N. Kenworthy chose to receive his annual retainer of $42,400 in cash ($21,200 earned in the 2017 Financial Year) and $63,600 worth of stock options.
12

For the 2016-2017 Mandate, each member of the Defense Strategy Committee was entitled to receive $7,400 ($3,700 earned in the 2017 Financial Year); $12,500 for the 2017-2018 Mandate ($6,250 earned in the 2017 Financial Year).

13

For the 2016-2017 Mandate, Ms. Louise Ménard was entitled to receive $13,750 as Chair of the Corporate Governance and Nominating Committee ($6,875 earned in the 2017 Financial Year); $25,000 for the 2017-2018 Mandate ($12,500 earned in the 2017 Financial Year).

14

For the 2016-2017 Mandate, Mr. Paul Mesburis was entitled to receive $18,000 as Chairman of the Audit, Risk and Finance Committee ($9,000 earned in the 2017 Financial Year); $30,000 for the 2017-2018 Mandate ($15,000 earned in the 2017 Financial Year).

15

For the 2016-2017 Mandate, Ms. Nancy Orr was entitled to receive $13,750 as Chairman of the HR and Compensation Committee ($6,875 earned in the 2017 Financial Year); $25,000 for the 2017-2018 Mandate ($12,500 earned in the 2017 Financial Year).

16	Ms. Louise Ménard is Chairman of the Corporate Governance and Nominating Committee.
17	Mr. Paul Mesburis is Chairman of the Audit, Risk and Finance Committee.
18	Ms. Nancy Orr is Chairman of the HR and Compensation Committee.
19	Dr. Raymond Hakim did not stand for re-election on the Board at the Annual General and Special Meeting of Shareholders on May 10, 2017.
20	Mr. Andrew Bishop will not stand for re-election on the Board at the next Meeting on May 9, 2018.
21	Ms. Nancy Orr will not stand for re-election on the Board at the next Meeting on May 9, 2018.

3.6 Director Shareholding Policy

To align director interests with those of the Corporation’s shareholders, the Corporation adopted a minimum shareholding policy for directors (the “Director Shareholding Policy”), thereby reinforcing the Board’s commitment to the long-term success of the Corporation. Under the Director Shareholding Policy, each Non-Executive Director shall acquire and retain a minimum number of Common Shares for its entire term as Board member. The minimum ownership requirement was set at 200,000 Common Shares for Directors and 300,000 Common Shares for the Chairman of the Board (the “Minimum Ownership”). Directors have a maximum period of three years following their first election by the shareholders to reach the Minimum Ownership, starting at the adoption of the Director Shareholding Policy in November, 2014.

Prometic Life Sciences Inc.
2017 Management Information Circular	Page | 33

Mr. Stefan Clulow is exempt from acquiring the Minimum Ownership pursuant to an agreement entered into between Structured Alpha LP and the Corporation. The Corporate Governance and Nominating Committee has decided to use its discretionary authority pursuant to the Director Shareholding Policy in order to exempt Mr. Charles N. Kenworthy from acquiring the Minimum Ownership, because of the fact that Mr. Kenworthy was nominated to the Board by California Capital Equity, LLC pursuant to a securities purchase agreement entered into between the Corporation and California Capital Equity, LLC in 2008.

3.7 Equity Ownership

3.7.1 Outstanding Option-Based Awards

The following table indicates the number and value of option-based awards outstanding at the end of the 2017 Financial Year, with the exception of Mr. Pierre Laurin and Dr. John Moran who, as executive directors, receive no compensation as directors. The outstanding stock options held by Mr. Laurin and Dr. Moran are detailed in the table entitled Outstanding Share-based Awards and Option-based Awards on page 54 below. No share-based awards were provided to Directors during the 2017 Financial Year.

Option-Based Awards

	Number of
	securities underlying	Option		Value of unexercised
	unexercised options	exercise price	Option	in-the-money options[1]
Name	(#)	($)	expiration date	($)
Simon Best	62,204	3.00	May 25, 2021	0
	69,362	2.07	May 18, 2027	0
Andrew Bishop	80,710	2.44	June 8, 2020	0
	62,204	3.00	May 25, 2021	0
	69,362	2.07	May 18, 2027	0
Stefan Clulow	76,110	1.59	September 17, 2019	0
	80,710	2.44	June 8, 2020	0
	62,204	3.00	May 25, 2021	0
	69,362	2.07	May 18, 2027	0
Kenneth Galbraith	32,896	2.80	September 2, 2021	0
	69,362	2.07	May 18, 2027	0
David John Jeans	36,518[2]	2.90	September 12, 2021	0
	69,362	2.07	May 18, 2027	0
Charles N. Kenworthy	50,556	2.10	November 25, 2019	0
	48,426	2.44	June 8, 2020	0
	39,562	3.00	May 25, 2021	0
	69,362	2.07	May 18, 2027	0
Louise Ménard	200,000	0.34	May 21, 2018	192,000
	133,659	1.10	May 27, 2019	26,732
	80,710	2.44	June 8, 2020	0
	62,204	3.00	May 25, 2021	0
	69,362	2.07	May 18, 2027	0
Paul Mesburis	50,000	0.34	May 21, 2018	48,000
	133,659	1.10	May 27, 2019	26,732
	80,710	2.44	June 8, 2020	0
	62,204	3.00	May 25, 2021	0
	69,362	2.07	May 18, 2027	0
Nancy Orr	80,710	2.44	June 8, 2020	0
	39,562	3.00	May 25, 2021	0
	69,362	2.07	May 18, 2027	0
Bruce Wendel	200,000	0.34	May 21, 2018	192,000
	133,659	1.10	May 27, 2019	26,732
	80,710	2.44	June 8, 2020	0
	62,204	3.00	May 25, 2021	0
	69,362	2.07	May 18, 2027	0

1

The value of unexercised in-the-money options is the difference between the closing price of the Common Shares on December 31, 2017 on the TSX ($1.30) and the exercise prices of the stock options. As of December 31, 2017, the options were not exercised and may never be. The actual gains, if any, depend on the value of the aforesaid shares on the date of exercise, if case arises.

2	These stock options were granted in 2016 to Mr. Jeans as part of his annual retainer as member of the Board of the Corporation’s UK subsidiary, Prometic Pharma SMT Limited.

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3.7.2 Value of Option-Based Awards Vested or Earned during the 2017 Financial Year

The following table indicates, for each Non-Executive Director, the aggregate dollar value of option-based awards earned during the 2017 Financial Year.

Option-based awards - Value vested during the year[1,2,3]
Name	($)
Simon Best	0
Andrew Bishop	0
Stefan Clulow	0
Kenneth Galbraith	0
David John Jeans	0
Charles N. Kenworthy	0
Louise Ménard	0
Paul Mesburis	0
Nancy Orr	0
Bruce Wendel	19,100[4]

1	These options vest on a quarterly basis over a 12-month period.
2	The options were not exercised on the vesting date and may never be exercised. The actual gains, if any, depend on the value of the Common Shares on the date of exercise, if case arises.
3	This amount is calculated as the difference between the market price of the Common Shares on the date of vesting and the exercise price payable in order to exercise the option.
4	These stock options were originally granted under Mr. Wendel’s employment agreement, which agreement ended on May 13, 2014.

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EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

Dear Shareholder,

On behalf of the Board and the Human Resources and Compensation Committee, we are pleased to share with you our approach to executive compensation. To ensure you have the information you need to understand our executive compensation programs and decisions, we are providing you with this Compensation Discussion and Analysis.

1. 2017 Performance Highlights

Prometic delivered a strong performance in 2017. The combination of our employees’ dedication and significant investments made in R&D and capital assets have allowed Prometic to make significant progress on its journey to becoming a fully-integrated biopharmaceutical company. The following list presents some of the year’s accomplishments from a therapeutic, a regulatory and an operational point-of-view:

•

our lead small molecule drug candidate PBI-4050 was granted Fast Track designation by the FDA for treatment of idiopathic pulmonary fibrosis (IPF) and received a Promising Innovative Medicine (PIM) designation from the UK regulatory agency. Its efficacy has been in treating IPF has been confirmed in Phase 2 clinical trials and is advancing into placebo-controlled Phase 2/3 for IPF and chronic kidney disease (CKD);

•	the FDA accepted our Biologics License Application for RyplazimTM, fixing a PDUFA date for the second quarter of 2018;

•	if approved, this plasminogen replacement therapy will enable Prometic to be eligible to receive a rare pediatric disease priority review voucher;

•	financial arrangements were secured and negotiated to provide the capital necessary allowing the further development of our strong product pipeline;

•	the infrastructure to allow for the commercial launch of RyplazimTM has been implemented and is ready.

2. Oversight and Philosophy

The Board and the HR and Compensation Committee carefully oversee governance practices for executive compensation. The HR and Compensation Committee receives advice from independent advisors and works closely with management to ensure our executive compensation programs are:

•	Competitive;

•	effective at attracting, engaging and motivating skilled executives while taking into account the overall cost of compensation;

•	aligned with our corporate objectives, encouraging appropriate decisions and behaviours;

•	appropriately rewarding our executives for performance and for building shareholder value.

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3. Our Key Compensation Decisions for 2017

In the 2017 Financial Year, the HR and Compensation Committee reviewed the NEOs’ direct compensation (base salary plus target short-term and long-term incentives) with that of the 2017 Peer Group. The review conducted revealed the following:

•	the Corporation’s cash compensation for the NEOs was generally below the median cash compensation received by other executive officers in the 2017 Peer Group, mainly due to lower base salaries;

•	the Corporation’s long-term incentive compensation for the NEOs was generally below the median long-term incentive compensation received by other executive officers in the 2017 Peer Group;

•

in addition, the Corporation’s long-term incentive structure contained a significantly higher percentage of “at-risk” compensation (80% performance-vested restricted stock units and 20% time-vested stock options), relative to the other corporations in the 2017 Peer Group;

•	there was no upside reward opportunity for above target goal achievement on both the annual and long-term incentive awards.

While being of the view that pay for performance should remain the key driver for NEO compensation, in light of the above findings, the HR and Compensation Committee recommended that base salary and long-term incentive awards of the NEOs be adjusted to align target total compensation more closely with the median of the 2017 Peer Group. As such, the HR and Compensation Committee adopted a more balanced and market-aligned approach to the mix of long-term incentive vehicles for the annual equity award by introducing time-vested restricted share unit. The 2017 equity grant consisted of 60% performance-vested restricted share units, 20% time-vested stock options and 20% time-vested restricted share units.

The designs of the short term and long-term incentive programs were also modified slightly to move away from the binary nature of plan objectives, allowing for an above target reward opportunity for overachievement of target goals. Given the binary nature of the incentive designs, downside opportunity remains unchanged (i.e., if a goal was missed, the formulaic payout result would be zeroed out).

4. Engagement with Shareholders

We strongly encourage open dialogue and the exchange of ideas with our Shareholders. We communicate with Shareholders and other stakeholders through various channels, including our annual report, management information circular, annual information form, quarterly reports, news releases, website, industry conferences and other meetings. In addition, each of our quarterly earnings call is available to all, featuring a live webcast and a recording thereof later available online. We also hold our annual meeting of Shareholders with a live webcast accessible to all our Shareholders. In addition, our website provides extensive information about the Corporation, including its Board and committees thereof.

In addition to regular interactions on specific questions between our Investor Relations department and Shareholders, feedback from Shareholders comes mostly by email and telephone. We aim to reply promptly to Shareholder concerns and take appropriate action, including meeting with the Shareholders when deemed appropriate, all the whilst respecting good governance and proper disclosure practices. The Board believes these procedures reflect a comprehensive approach to Shareholder engagement.

To communicate with the Board, Shareholders can contact Mr. Frederic Dumais, Senior Director, Communications & Investor Relations at f.dumais@prometic.com or 1-450-781-0115.

5. Our Governance Practices

The governance of our executive compensation programs is grounded in the following best-practices:

What We Do...	What We Do Not...
...place heavy emphasis on performance-based variable compensation	...allow option backdating or option repricing

...balance the mix of short, medium and long-term compensation	...gross up payments to executives

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What We Do	What We Do Not

...cap incentive opportunities	...single measure plans and duplicative measures across plans

...include a clawback policy in our incentive plans	...provide significant perquisites

...require minimum share ownership for executives and directors	...allow short-selling or hedging of Prometic share

...apply a robust compensation risk assessment process	...include an equity plan evergreen provision that increase shares available for issuance without annual shareholder approval

...have a “double trigger” equity vesting upon a change of control	...offer compensation exceptions to NEOs without appropriate Board approval

6. 2017 NEOs Compensation At-A-Glance

Our commitment to aligning pay to performance leverages a compensation mix that includes short-, medium- and long-term components. The graph below illustrates that we emphasize pay at risk over fixed pay to ensure that executive compensation is aligned with corporate performance over the short- and long-term. On average, 81% of target NEO compensation is at risk.

1	Average excludes Mr. Greg Weaver since he worked only a portion of the year.

The Board, with the support of the HR and Compensation Committee, is committed to ensuring that executive compensation is aligned with shareholder interests, linked to performance and drives Prometic’s long-term success. Our approach to executive compensation supports the execution of the Corporation’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders.

Sincerely,

(s) Simon Best	(s) Nancy Orr

Prof. Simon Best	Ms. Nancy Orr

Chairman of the Board	Chair of Human Resources and Compensation Committee

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COMPENSATION DISCUSSION AND ANALYSIS

At Prometic, we strive to align executive compensation with business results and shareholder interests. In this spirit, we offer a competitive compensation program that allows our NEOs to share in the Corporation’s financial success when they deliver performance that helps achieve short- and long-term corporate goals and increases shareholder value.

The following section discusses the compensation program for the 2017 Financial Year for our NEOs, which include the President and Chief Executive Officer (the “CEO”), the Chief Financial Officer (the “CFO”) and each of the next three most highly compensated executive officers of the Corporation as follows:

Pierre Laurin – President and CEO

Gregory Weaver – CFO1

Bruce Pritchard – Chief Operating Officer (“COO”) and CFO1

John Moran – Chief Medical Officer (“CMO”)

Patrick Sartore – Chief Legal Officer (“CLO”) and Corporate Secretary

1	Mr. Gregory Weaver’s employment ended in August 2017, at which time Mr. Bruce Pritchard took over the CFO responsibilities on an interim basis.

1. Compensation Objectives

Prometic’s executive compensation programs are based on a pay-for-performance philosophy. Executives receive salaries, annual short-term incentive awards contingent upon achieving corporate and individual objectives, and long-term incentive awards that motivate executives to create increasing and sustainable value for the shareholders. In addition, executives receive perquisites and other benefits.

The objectives of our executive compensation programs are to:

•	attract, engage and motivate qualified executives, while taking into account the overall cost of compensation;

•	align executives and shareholders’ interest around the creation of incremental enterprise value;

•	establish an explicit and visible link between all elements of compensation and corporate and individual performance;

•	integrate compensation with the development and successful execution of strategic and operational plans;

•	maximize long term enterprise value.

2. Setting Executive Compensation

2.1 Compensation Principles

The principles underlying Prometic’s compensation programs are the following:

Pay for Performance	The majority of compensation is variable, contingent and directly linked to financial, pipeline development and operational performance metrics and is affected by the share price performance.

Long-term focus	For our most senior executives, including NEOs, long-term equity-based compensation opportunities outweigh short-term cash-based opportunities.

Shareholder alignment	The financial interests of executives are aligned with the interests of our shareholders through equity-based compensation, and annual and long-term performance metrics that correlate with sustainable shareholder value growth.

Competitiveness	Total compensation is competitive to attract, retain, and motivate Prometic’s executive team. This is achieved by providing overall compensation at the median of our peer group but emphasizing the long-term incentive component.

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2.2 Role of the HR and Compensation Committee in Setting Executive Compensation

The HR and Compensation Committee acts as an advisory committee to the Board. The Board assigns responsibilities to the HR and Compensation Committee with regards to the review, approval, and administration of Prometic’s compensation programs. The main components of the HR and Compensation Committee’s mandate are:

•	review and recommend for Board approval the compensation policy driving the design of executive compensation and benefits programs;

•	review and approve the design of short and long-term incentive plans and objectives thereunder;

•	oversee the composition of Prometic’s peer group and the benchmarking of each compensation element;

•	recommend to the Board any changes to the CEO’s compensation;

•	review and approve the CEO’s recommendations for annual compensation of other NEOs, including incentive compensation awards.

2.3 Role of Management

For each NEO, the CEO presents a performance evaluation and makes compensation recommendations to the HR and Compensation Committee within the context of the market data and trends presented by our independent compensation consultant. Our CEO does not play any role in matters affecting his own compensation other than providing the Chairman of the Board with a written self-assessment of his performance. As noted above, CEO compensation recommendations are proposed by the HR and Compensation Committee but approved by the full Board.

2.4 Role of Compensation Consultants

Starting in 2017, the HR and Compensation Committee retained the services of Pearl Meyer & Partners, LLC (“Pearl Meyer”) to provide advice on executive and non-employee director compensation matters. Pearl Meyer is responsible for reviewing materials presented to the HR and Compensation Committee on compensation-related matters and assists the Corporation in the design of its executive compensation program design, benchmarking, public disclosure and communication strategy. Pearl Meyer does not provide any other services to the Corporation.

While the HR and Compensation Committee and the Board receive input from consultants, they are responsible for the design, application and oversight of the Corporation’s executive compensation and non-executive director compensation programs.

During the 2017 Financial Year, Pearl Meyer billed the Corporation $294,9333 in fees for attendance to regular HR and Compensation Committee meetings, providing advice to the Corporation in relation to the restructuring of the Corporation’s executive and directors’ compensation policies and programs, including those for 2018, as well as offering guidance on disclosure of executive compensation practices. Also, Equilar billed the Corporation $26,0723 in 2017 and $26,4964 in 2016 for a database license, which was used for benchmarking purposes.

Executive compensation consulting fees of $14,773 have been paid in 2016 to Hugessen Consulting.

[3]	U.S. fees were converted in Canadian dollars using the 2017 annual average exchange rate of USD$1.00 = CDN$1.3036.
[4]	U.S. fees were converted in Canadian dollars using the 2016 annual average exchange rate of USD$1.00 = CDN$1.3248.

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3. NEOs Peer Group

The HR and Compensation Committee is responsible for annually reviewing the composition and use of the Peer Group to assess the compensation payable to the NEOs (including the CEO) and the Directors and to ensure that the compensation programs for the Corporation’s senior executive team and the Board of Directors remain competitive. Given the very limited number of peers with a comparable size, scope and operations in Canada and the Corporation’s specific circumstances (namely the fact that the Corporation is operating a multi-platform, multi-products and services in very different fields and markets, with operations and executives located in Canada, U.S. and Europe), a significant number of U.S. companies are included in the Peer Group. In addition, the inclusion of U.S. companies allows for a broader and more appropriate representation of the relevant talent pool because U.S. peers were considered closer peers in terms of management complexity, industry, size and financial metrics than Canadian companies in the same sector.

During the 2017 Financial Year, with the assistance of Pearl Meyer, the HR and Compensation Committee conducted a review of the Peer Group established during the 2016 Financial Period, which was determined using the following criteria:

Industry:	Biotechnology, biopharmaceuticals, pharmaceuticals and healthcare

Market Capitalisation:	Between USD 1 billion and USD 3 billion

Geography:	Incorporated or business interests in USA, UK and Canada

Employees:	97 – 1000

Revenues:	Less than USD 200 million

Earnings:	Negative

Equity Plans:	Similar to Prometic equity plan (stock options and/or restricted share units)

Compensation Mix:	Base salary, short-term incentive plan and long-term incentive plan

Further to this review, the 2016 Peer Group was deemed as still appropriate, with the exception of the removal of Kythera Biopharmaceuticals Inc., which had been acquired by another corporation and for which relevant compensation information was no longer available. Another corporation of the 2016 Peer Group, Anacor Pharmaceuticals, Inc., was also acquired by another corporation but remained part of the Peer Group since relevant compensation information was still available.

Consequently, the Peer Group for the 2017 Financial Year (the “2017 Peer Group”) includes the following corporations:

2017 Peer Group
United States		Canada
• Acadia Pharmaceuticals Inc.	• Lexicon Pharmaceuticals, Inc./DE	• Concordia Healthcare Corporation
• Anacor Pharmaceuticals, Inc.	• Nevro Corp	• Novadaq Technologies
• Ariad Pharmaceuticals Inc.	• Novavax, Inc.
• Bluebird Bio, Inc.	• Pacira Pharmaceuticals, Inc.	UK
• Fibrogen Inc.	• Portola Pharmaceuticals Inc.	• GW Pharmaceuticals PLC
• Halozyme Therapeutics, Inc.	• Therapeuticsmd, Inc.	• Vectura Group plc
• Ironwood Pharmaceuticals, Inc.

4. Summary of Compensation Policy and Components

To achieve our objectives, we use three main elements of compensation (see chart below) with the intent to target total compensation at the median of the Corporation’s 2017 Peer Group. Given that approximately 80% of our compensation is variable, adopting a compensation philosophy that calibrates overall compensation with market median levels, rather than by each compensation element, allows us the flexibility to provide our executives an appropriate balance amongst the different elements of compensation. Target compensation by executive may be set above or below our philosophy depending on a number of factors, including performance, experience and internal equity. Furthermore, as a result of our large equity component, actual realized pay is highly dependent on the performance of our stock.

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	Form	Plan Highlights	Plan Objectives
Base Salary	• Cash	• Competitive fixed rate of pay • Annual review

•  Provide a base of regular income to attract and retain qualified leaders

•  Recognize scope and responsibilities of the position as well as the experience of the individual

•  Reward individual performance

Short-term Incentive (STIP)	• Cash	• Annual award based on corporate (60%) and individual (40%) objectives

•  Reward the achievement of the Corporation’s financial and operational objectives

•  Reward the achievement of individual objectives aligned with an executive’s area of responsibility in building a commercialization-stage organization

•  Drive superior individual and corporate performance

Long-term Incentive (LTIP)	• Performance-Vested RSUs (60% weight) • Stock Options (20% weight) • Time-Vested RSUs (20% weight)	• LTIP value is awarded in different medium to long-term compensation vehicles with both time and performance vesting based on the achievement of 3-year financial objectives	• Align executive’s interests with Shareholder value growth • Reward the achievement of sustained market performance • Recognize individual contribution and potential • Attract and retain key talent

We also provide competitive benefits and perquisites to promote the hiring and retention of qualified executives. These components are evaluated regularly to ensure their competitiveness. These are discussed in the following sections.

4.1 Base Salary

The Corporation aims to provide a salary established based on the level of responsibility relative to other positions in the Corporation and relative to base salaries paid by the organizations in the peer group as well as the performance of the Corporation and of the NEOs. It is an important component of Prometic’s ability to attract and retain executives who have the leadership and management skills to drive the further growth and success of its business.

Base salaries of the NEOs are reviewed annually, generally in the first quarter of the financial year and represent approximately 13% of total compensation for our CEO and 18%, on average, for our other NEOs.

4.1.1 2017 Base Salary Decisions

In 2017, adjustments were made to the base salaries of each NEO in order to recognize performance and improve their alignment with our market median total compensation philosophy.

Mr. Laurin received a base salary adjustment of 7.7% in 2017. The average base salary adjustment of other NEOs was 5.0%.

4.2 Short Term Incentive Plan

The Corporation provides its NEOs with a short-term incentive plan (the “STIP”) which aims to engage, recognize and reward their contributions to reaching the Corporation’s annual objectives.

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The annual incentive has two components:

Having a significant portion of all executives’ annual incentive determined on the basis of the same corporate performance objectives reinforces the team work of the members of our executive team and motivates them to achieve widespread success for the whole organization. Additionally, basing a portion of our short-term incentive plan on individual performance is critical as our organization prepares its expanded commercialization efforts and its next stages of development.

The corporate and individual short-term performance objectives against which the annual performance of the Corporation and the NEOs is evaluated are established each year by the HR and Compensation Committee, in conjunction with the CEO.

4.2.1 STIP Targets

The STIP targets for the NEOS are reviewed regularly to ensure that they remain competitive with those of the 2017 Peer Group. Target incentive levels (as a percentage of base salary) for the NEOs remain unchanged from 2016:

Short-Term Incentive target
Pierre Laurin	75%
Bruce Pritchard	60%
CFO [1]	40%
John Moran	40%
Patrick Sartore	50%

1	Currently vacant position

4.2.2 2017 STIP Design

The STIP award is calculated as per the following equation:

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Awards under the STIP are paid in cash. The HR and Compensation Committee may use its discretion to pay such awards in immediately vested Restricted Share Units (“RSUs”) in accordance with the Restricted Share Unit Plan (the “RSU Plan”). That discretion was not applied for 2017 payouts.

Corporate Performance Index

As annual corporate objectives are the pivotal component of the STIP, careful thought and due diligence go into defining them. Each objective is expressed in a clear and easily measurable value and is assigned a percentage value demonstrating its relative importance. The Corporate Performance Index is an objective evaluation, conducted at year-end or shortly thereafter by the HR and Compensation Committee, of the Corporation’s actual results versus 2017 objectives under the STIP and the corresponding level of performance achievement.

In 2017, each of these four major objectives were broken down into sub-objectives, each with its own weighting. At the end of the year, the HR and Compensation Committee assessed the Corporation’s performance against each sub-objective, subject to a limit of 100%. Where all sub-objectives under a major objective category were fully achieved, a super-achievement award was added to the Corporate Performance Index. Super-achievement was only deemed to occur if all measures in a category were successfully attained. The sum of the four potential super-achievement awards is 25%. Formulaically, the maximum payout if all metrics are attained and the super-achievement award is fully realized is 125% of target.

	Weighting	# of Measures	Description
Plasma Derived Therapeutics Launch Readiness	50%	8	Ensure readiness for the commercial launch of lead plasma derived therapeutics
Financial	18%	5	Strengthen financial position
Commercial Development Activities	16%	6	Expand business and commercial development activities
R&D and Product Development	16%	8	Continue to progress lead drug candidates through clinical and regulatory process and advance/expand R&D pipeline

Total	100%	27 measures

Given the inherent volatility of our industry and the drug and therapeutics development process, the Board, upon recommendation of the HR and Compensation Committee, has discretion to increase the resulting Corporate Performance Index by up to 25% to take into consideration results or achievements that were not necessarily anticipated or contemplated at the beginning of the financial year when the formal annual corporate objectives were put in place, but which were deemed to have had a significant impact (either positive or negative) on the Corporation during such financial year. Therefore, the total maximum potential payout under the Corporate Performance Index is 150% of target. This is consistent with the maximum payout potential for the majority of our compensation peers. As further detailed in the “Calculation of 2017 STIP Awards” section below, the HR and Compensation Committee did exercise such discretion during the 2017 Financial Year.

Individual Performance Index

Annual individual objectives are also established and are specific to the CEO and each NEO. The objectives are defined in relation to measurable targets and each objective is weighted to demonstrate its relative importance. Performance against each individual objective is evaluated at year-end against actual results and an overall weighted average achievement percentage, the Individual Performance Index, is determined.

For the 2017 Financial Year, individual objectives were set for the CEO and each NEO with a view of supporting the achievement of the annual corporate objectives but also of supporting each executive’s personal development and strengthening of supporting organizational structure.

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The Corporation set specific individual objectives for each of the NEOs for the 2017 Financial Year, in order to:

•	continue to build, develop and strengthen their respective team in anticipation of the expected growth;

•	lead or support initiatives identified to improve the Corporation’s financial position;

•	actively focus on their own development further to results of a 360-degree review exercise.

In a fashion similar to the management of the corporate objectives, each of the major objectives in 2017 was broken down into sub-objectives, each with its own weighting. At the end of the year, the Hr and Compensation Committee, and the CEO for other NEOs, determined for each executive an Individual Performance Index reflecting its assessment of the performance of the individual against each sub-objective, subject to a limit of 100%. Where all sub-objectives under a major objective category were fully achieved, a super-achievement award was added to the Individual Performance Index. The sum of the four potential super-achievement awards is 25%.

The Board, upon recommendation of the HR and Compensation Committee, has discretion to increase the resulting Individual Performance Index by up to 25% to take into consideration results or achievements that were not necessarily anticipated or contemplated at the beginning of the financial year when the formal annual corporate objectives were put in place, but which were deemed to have had a significant impact (either positive or negative) on the Corporation during such financial year. As further detailed in the “Calculation of 2017 STIP Awards” section below, the HR and Compensation Committee did exercise such discretion during the 2017 Financial Year with respect to NEOs. The maximum Individual Performance Index is therefore 150%.

While the Corporation discloses its annual individual objectives in a generic fashion, it does not disclose specific performance targets as it considers such information to be strategic confidential information and that the disclosure of such information could seriously prejudice the Corporation’s interests by placing it at a significant competitive disadvantage. The individual objectives, as briefly described above, are considered challenging and not easily achievable and are aligned with the underlying principles of the compensation policy.

4.2.3 Calculation of 2017 STIP Awards

The table below illustrates the respective weights and results of each performance category under the Corporate Performance Index for the Financial Year 2017.

	Weighting	Achieved	Super- Achievement	Total Before Discretion	Board Discretion[1]	Corporate Performance Index
Plasma Derived Therapeutics Launch Readiness	50%	30%	0%	30%
Financial	18%	16%	0%	16%
Commercial Development Activities	16%	16%	4%	20%
R&D and Product Development	16%	12%	0%	12%

Total		74%	4%	78%	20%	98%

1

The Board used its discretionary authority to provide a 20% increase to the Corporate Performance Index, out of a possible 25%, to reflect significant accomplishments realized during the year which were not anticipated when corporate objectives were set.

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The table below illustrates how the Financial Year 2017 Individual Performance Index multiplier was determined for each executive (with the exception of Greg Weaver, who was not entitled to a STIP award due to his departure in August 2017):

	Performance	Super- Achievement	Total Before Discretion	Board Discretion[1]	Individual Performance Index
Pierre Laurin	97%	15%	112%	25%	137%
Bruce Pritchard	100%	25%	125%	25%	150%
John Moran	80%	10%	90%	10%	100%
Patrick Sartore	100%	25%	125%	25%	150%

1

The Board used its discretionary authority to provide increases to the Individual Performance Index of each executive, out of a possible 25%, to reflect significant accomplishments realized during the year which were not anticipated when individual objectives were set.

The resulting Financial Year 2017 STIP award for each executive is presented below:

	Base Salary		Target Bonus Percentage	Target Bonus Amount	Corporate Performance Index (60%)	Individual Performance Index (40%)	STIP Award
Pierre Laurin	$700,000		75%	$525,000	98%	137%	$596,400
Bruce Pritchard	$529,515	[1]	60%	$317,709	98%	150%	$377,438
John Moran	$469,296	[2]	40%	$187,718	98%	100%	$185,466
Patrick Sartore	$425,000		50%	$212,500	98%	150%	$252,450

1	Amounts were calculated based on the following exchange rate: 1 GBP=CDN$1.6810 (2017).
2	Amounts were calculated based on the following exchange rate: 1 USD=CDN$1.3036 (2017).

4.3 Long-Term Incentive Plan

The Long-Term Incentive Plan (the “LTIP”) is designed to reward the creation of value for the Corporation’s shareholders while providing a vehicle to attract and retain talented and skilled executives. Being 100% equity-based, our LTIP plays a key role in aligning the interests of executives with those of our shareholders, by creating focus on activities and development projects which will increase share price performance over time.

In order to achieve a better alignment with practices of the Corporation’s peer group while maintaining focus on share price long term performance, the mix of vehicles used in the LTIP was modified in 2017 by the introduction of time-vested RSUs. The resulting allocation of LTIP in 2017 was as follows:

4.3.1 Stock Option Plan

Stock options enable Prometic to strengthen the link between shareholder and Corporation interests and the interests of our executives over a longer-term time horizon. All options are granted and governed by the terms of Prometic’s Stock Option Plan (the “Option Plan”). In accordance with the plan, the exercise price of each option is

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set at the fair market value of Prometic’s Common Shares at the time of grant, defined as the five-day volume-weighted average trading price preceding the grant date. Options granted in or after May 2017 have a ten-year term, vesting in four equal annual installments beginning on the first anniversary of the grant date. Options granted prior to that month had a five-year term; the change from 5 to 10-year term was made to better reflect the long term developing cycle of our therapeutics and provide an ability for executives to focus on longer-term value creation. Accordingly, the total value of the options (and, therefore, the benefit potentially received by each NEO) has the potential to increase over time if Prometic’s share price increases, providing an incentive for executives to remain with the Corporation and to take steps to build its business in a manner that increases Prometic’s share price over time. For more details the terms of the Option Plan, see Schedule “C” to this management information circular.

It has also been the Corporation’s practice to award stock options to newly appointed executives to attract qualified and skilled executives.

4.3.2 Restricted Share Unit Plan

The RSU Plan creates alignment between our executives and shareholders, as each unit’s value is tied to share price and the performance-vested RSUs are tied to achievement of certain strategic objectives over a three-year period. This feature of the plan helps to support the retention of executive management and encourages a longer-term focus on initiatives and results. Upon vesting, share units are payable in Common Shares.

Any decreases or increases in share price have a direct impact on the amount of compensation received by executives. When share price falls, less compensation is received; however, when share price increases, more compensation is received.

For 2017 grants, 75% of the NEOs RSU value was granted in the form of performance-vested RSUs and 25% in the form of time-vested RSUs. Performance-vested RSUs cliff-vest after three years upon achievement of strategic objectives. Time-vested RSUs vest in equal instalments over a three-year period following the date of grant. Time-vested RSUs were introduced in the year in order to better align the overall risk level of the executives’ total compensation with that of the 2017 Peer Group and to improve the retention characteristic of our Long-Term Incentive Plan.

Objectives of Performance-Vested RSUs

Performance-vested RSUs further align interests of executives and shareholders by making vesting contingent on successfully achieving strategic objectives.

Objectives are set at the beginning of each new financial year to ensure that the Corporation’s long-term objectives collectively reflect current business conditions, market dynamics and the Corporation’s business strategy. Starting in 2017, the objectives, and weightings thereof, are the same for all NEOs.

Several specific objectives were determined under the LTIP for the three-year period spanning from January 1, 2017 to December 31, 2019, which relate to four categories:

	Weighting	# of Measures	Description
Revenue from Operations	20%	1
Pipeline Development	50%	7	Milestones and achievements related to the development of main products
Capacity Enabling	20%	2	Enablement of capacity to meet expected long-term volumes with respect to plasma derived therapeutics
Business Development	10%	1	Financial metric focused on cash flow management

Total	100%	11 measures

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The objectives are specific, measurable and valid for a period of three years. For each objective, measures have been determined to reflect what is deemed partial achievement, achievement and over-achievement. At the end of the three-year period, the HR and Compensation Committee will assess the performance of the Corporation against each objective, awarding each objective a vesting multiplier, on a sliding scale basis where applicable, between 50% (for partial achievement) to 150% (for over-achievement). No vesting will be awarded where the partial achievement measure of an objective is not met.

4.3.3 2017 Annual LTIP Grants

Awards granted under the 2017-2019 LTIP to the CEO and other NEOs were set at a level reflecting the executive’s performance and the desired positioning of total compensation versus the comparator group in accordance with the Corporation’s compensation policy. The regular grants to NEOS for the 2017-2019 LTIP were as follows:

	Stock Options		Performance-Vested RSUs		Time-Vested RSUs		Award Value
	Number	Value	Number[1]	Value	Number	Value	Total
Pierre Laurin	381,494	$478,457	1,161,971	$1,650,000	387,324	$550,000	$2,678,457
Bruce Pritchard	180,342	$226,179	549,295	$780,000	183,099	$260,000	$1,266,179
Greg Weaver	131,788	$165,284	0	$0	0	$0	$165,284
John Moran	138,725	$173,984	422,535	$600,000	140,845	$200,000	$973,984
Patrick Sartore	152,597	$191,382	464,788	$660,000	154,930	$220,000	$1,071,382

1

This represents the number of units payable if all objectives are met at 100%. Should the maximum performance multiplier (150%) be achieved, the number of units payable would be 1,742,956 for Mr. Laurin, 823,942 for Mr. Pritchard, 633,802 for Dr. Moran and 697,182 for Mr. Sartore.

4.3.4 Payouts in 2017 from 2015-2017 Long-Term Incentive Plan

Final vesting status of the performance-vested RSUs granted under the 2015-2017 LTIP was reviewed by the HR and Compensation Committee at the end of 2017. The results were as follows:

•	46% of the objectives pursued over the three-year plan period were successfully achieved;

•	13% of the objectives pursued over the three-year plan period were deemed as not achieved;

•

over the course of the three-year plan, some objectives were deemed no longer aligned with the Corporation’s strategy and were therefore no longer pursued. As such, the Board, upon recommendation by the HR and Compensation Committee, decided that it was appropriate, in order to fairly reward executives and other plan participants for their positive contribution and engagement over the plan period and delivery of value through other achievements, to deem this category of objectives as achieved at a 78% rate, reflecting the success rate achieved on objectives pursued over the period on a weighted average basis (46%/59%).

4.3.5 Extended Grant in 2017

At the beginning of 2017, the Board, upon recommendation from the HR and Compensation Committee, reiterated and extended to some of the NEOs performance-vested RSUs originally granted under the 2014-2016 LTIP. Vesting of this extended grant was contingent on successfully achieving during

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the 2017 Financial Year specific objectives carried over from the previous RSU Plan which were deemed critical to the organization and for which substantial work had been performed. This extended grant to NEOs was as follows:

	Performance-Vested RSUs
	Number	Value 2017[1]
Pierre Laurin	612,500	$1,280,125
Bruce Pritchard	218,750	$457,188
John Moran	87,500	$182,875
Patrick Sartore	164,062	$342,890

1	This value was determined using the price of the Common Shares underlying the RSUs on the grant date ($2.09 in 2017)

The objectives underlying this grant were successfully achieved during the first quarter of the year, leading to the vesting of the RSUs.

4.3.6 Burn Rate

The LTIP awards granted to eligible employees of Prometic resulted in the following annual burn rate in each of the last three financial years:

Burn Rate[1]
	Option Plan	RSU Plan
2017	0.57%	0.86%[2]
2016	0.50%	0.45%
2015	0.55%	0.72%

1

The burn rate is calculated by dividing the number of stock options and RSUs granted under the LTIP during the relevant financial year by the weighted average number of Common Shares outstanding for the applicable financial year.

2	This burn rate has been determined assuming that all objectives will be met at 100%. Should the maximum performance multiplier (150%) be achieved, the burn rate would be 1.12%.

4.3.7 Summary of Total 2017 LTIP Awards

Total share-based awards in 2017 are presented in the Summary Compensation Table in Section 9 below. These are not a “like-with-like” comparison and appear above trend for the reasons explained in paragraphs 4.3.3 and 4.3.5 above as well as in footnote 1 of the Summary Compensation Table.

4.4 Other Benefits

Prometic provides its NEOs with a competitive executive benefits package which is designed to attract and retain qualified executives.

Element	Description

Employer Contribution to Retirement Plan	Unless otherwise specified in the contract of employment, the percentage of the Corporation’s contribution is determined by the Board of Directors and may vary depending on the position, the geographical location and the local market conditions.

Vacation Allowance	Vacation days and sick days, both depending on the country of residence.

• Car allowance

• Group insurance coverage

Miscellaneous Benefits	• Reimbursement of annual professional membership

• Educational programs

• Reimbursement for an annual medical examination

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Variations to these programs exist between NEOs due to local market conditions.

The value of all such benefits conferred to the NEOs in 2017 is described in the Summary Compensation Table.

5. Share Ownership Requirements for the NEOs

To align the NEOs interests with those of the Corporation’s shareholders, the Corporation adopted in 2016 a minimum shareholding policy for NEOs (the “NEOs Shareholding Policy”), thereby reinforcing the NEOs’ commitment to the long-term success of the Corporation. Under the NEOs Shareholding Policy, each NEO shall acquire and retain a minimum of Common Shares for the entire term of their employment. The minimum ownership requirement was set at 600,000 Common Shares for the President and CEO and 400,000 Common Shares for the other NEOs (the “NEOs Minimum Ownership”). NEOs have a maximum period of three years following the adoption of the NEOs Shareholding Policy, or following the appointment date for a newly appointed NEO, to reach the NEOs Minimum Ownership.

The following table presents the share ownership status for our NEOs as of December 31, 2017 (the information is not presented for Mr. Greg Weaver since he was no longer employed by the Corporation on December 31, 2017):

	Share Ownership Requirement	Share Ownership Status	% of Target Ownership Achieved
Pierre Laurin	600,000	12,317,079	2053%
Bruce Pritchard	400,000	1,872,195	468%
John Moran	400,000	1,141,257	285%
Patrick Sartore	400,000	686,591	172%

6. Clawback Policy

The Board adopted the following Clawback Policy:

Situation	Reimbursement
In the event that the Corporation is required to prepare an accounting restatement due to a material non-compliance of the Corporation, as a result of misconduct, with any financial reporting requirement under the securities laws and the NEO knowingly engaged in the misconduct, was grossly negligent in engaging in the misconduct, knowingly failed to prevent the misconduct or was grossly negligent in failing to prevent the misconduct.	The relevant NEO shall reimburse the Corporation the amount of any payment in settlement of the award earned or accrued by him/her during the 12-month period following the first public issuance or filing with the Autorité des Marchés Financiers (whichever first occurred) of the financial document that contained such material noncompliance.

7. Risk Oversight

The Board has overall responsibility for the management of the compensation policy. However, the Board has delegated the responsibility for overseeing the compensation policy and compensation practices of the Corporation to the HR and Compensation Committee to assess the risk exposure related to compensation of its executives and to mitigate any potential material adverse effect on the Corporation. The HR and Compensation Committee therefore controls and monitors executive compensation in accordance with the compensation policy.

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The Corporation remunerates its employees in three different currencies: Canadian dollars, US dollars and pounds sterling. Currency fluctuation is therefore considered a risk in relation to the Corporation’s compensation practices.

The Corporation’s compensation programs are designed to encourage management to act in the long-term best interests of shareholders by rewarding performance tied to the realization of corporate objectives without encouraging excessive risk-taking behaviour. Examples include:

•

a balanced compensation policy that includes a competitive base salary and annual cash bonus as well as an equity-based component that together represent a balanced mix of cash and performance-vested compensation;

•	annual target cash bonuses are capped and are only paid out when annual, well-defined and measurable objectives have been met;

•

the equity awards are both performance and time-vested. Performance-Vested RSUs vest only when corporate objectives are met, which are generally defined in the three-year rolling LTIP, while the time-vested RSUs vest over a three-year period and stock options vest over a four-year period.

Furthermore, the Corporation implemented the following specific measures to mitigate the potential risks associated with executive compensation:

•

amounts paid out or distributed pursuant to the STIP and/or LTIP are subject to mandatory repayment by the relevant NEO to the Corporation in the event of (i) a financial restatement arising from a material non-compliance of the Corporation, as a result of a misconduct, with any financial reporting requirement under the securities laws, and (ii) a NEO being knowingly engaged in the misconduct, grossly negligent in engaging in the misconduct, having knowingly failed to prevent the misconduct or being grossly negligent in failing to prevent the misconduct;

•	there is no executive entitled to make discretionary compensation-based awards to executives without the prior approval of both the HR and Compensation Committee and the Board;

•	base salary is reviewed by the HR and Compensation Committee on an annual basis with reference to market comparators and approved by the Board;

•

the Corporation’s Insider Trading Policy prohibits insiders (which include, among others, the Corporation’s Directors and NEOs) from engaging in short-selling, trading of puts or calls of Common Shares or any other type of equity monetization procedure.

8. Shareholder Return Performance Graph

The following graph compares the cumulative total shareholders’ return (“TSR”) on a $100 investment in the Corporation’s Common Shares with the cumulative total return of the S&P/TSX Composite Index in each of the five-year periods ending on December 31st. The graph shows that the TSR for the Corporation grew by 356% from 2012 to 2017, versus 30% for the S&P/TSX index for the same period. Given the performance of the Corporation’s Common Shares is also affected by some factors which are external and beyond the NEOs’ control, the Corporation cannot establish a direct relation between the evolution of the total compensation of the NEOs and the evolution of the price of the Common Shares since 2012.

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Total Shareholder Return

December 31, 2012 to December 31, 2017

2012 = $100

	2012	2013	2014	2015	2016	2017
Prometic Life Sciences Inc. Common Shares	$100.00	$326.32	$670.18	$1,178.95	$782.46	$456.14
S&P/TSX Composite Index	$100.00	$109.55	$117.69	$104.64	$122.95	$130.37

Note: All prices for the Common Shares of the Corporation were taken from the Toronto Stock Exchange’s records.

9. Summary Compensation Table

The following table provides a summary of compensation earned during each of the financial years ended on December 31, 2017, 2016 and 2015 by the NEOs in accordance with applicable rules and regulations.

2017 Summary Compensation Table
						Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)		Share-based Awards[1] ($)	Option-based Awards[2] ($)	Annual Incentive Plans[3] ($)		All Other Compensation[4,5] ($)		Total Compensation ($)
Pierre Laurin	2017	687,500		3,480,125	478,457	596,400		100,166		5,342,648
President and CEO	2016	625,585		2,040,000	463,981	424,125		91,203		3,644,894
	2015	539,195		2,034,000	476,673	439,425		81,121		3,570,414

Gregory Weaver	2017	263,435	[6]	0	165,284	0		365,803	[6]	794,522
CFO	2016	443,808	[7]	760,000	172,855	113,970	[7]	61,481	[7]	1,552,114
	2015	57,664	[8]	737,500	141,729	0		2,160	[8]	939,053

Bruce Pritchard	2017	525,733	[10]	1,497,188	226,179	377,438	[10]	85,037	[10]	2,711,575
COO and CFO	2016	531,226	[11]	800,000	181,953	284,272	[11]	78,993	[11]	1,876,444
	2015	500,713	[12]	800,000	187,297	284,796	[12]	74,256	[12]	1,847,062

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Name and Principal Position		Salary		Share-based Awards[1]	Option-based Awards[2]	Annual Incentive Plans[3]		All Other Compensation[4,5]		Total Compensation
	Year	($)		($)	($)	($)		($)		($)
John Moran	2017	462,778	[6]	982,875	173,984	185,466	[6]	32,655	[6]	1,837,758
CMO	2016	447,041	[7]	480,000	109,171	150,440	[7]	31,664	[7]	1,218,316
	2015	411,349	[8]	441,000	103,013	168,788	[8]	30,493	[8]	1,154,643

Patrick Sartore	2017	418,750		1,222,890	191,382	252,450		34,285		2,119,757
CLO and Corporate Secretary	2016	373,462		800,000	181,953	177,200		31,583		1,564,198
	2015	281,962		800,000	187,297	157,500		26,238		1,452,997

1

The fair value of the RSU awards was determined using the price of Common Shares underlying the RSUs on the grant date (2017 - $1.42, 2016 - $2.87; 2015 - $1.71). This value reflects the number of units payable if all objectives are met at 100% with respect to the 2017 grants of performance-vested RSUs. In previous years’ circular, the fair value of the RSU awards was determined by applying a performance discount factor (i.e. percentage probability that a target will be met) ranging between 0% and 100% (depending on the performance target) to the price of Common Shares underlying the RSUs on the grant date. Going forward, it was decided to change the methodology by eliminating the performance discount factor and the 2016 and 2015 values have been restated in order for the 2017 share-based awards to be comparable to previous years. Values disclosed under the previous methodology were the following: Pierre Laurin, $603,839 for 2016 and $613,492 for 2015, Gregory Weaver, $216,213 for 2016 and $150,480 for 2015, Bruce Pritchard, $258,396 for 2016 and $303,200 for 2015, John Moran, $100,081 for 2016 and $107,827 for 2015, Patrick Sartore, $237,196 for 2016 and $298,796 for 2015.

The 2017 value includes the grants explained in paragraphs 4.3.3 (annual grant) and 4.3.5 (one-time extended grant).

2	In determining the fair value of the options awards, the Black-Scholes-Merton model was used, with the following assumptions:

	2017	2016	2015
Risk-free interest rate:	1.1%	0.7%	0.8%
Dividend yield:	0%	0%	0%
Expected volatility of share price:	62%	64%	63%
Expected life of the option:	7.00 years	4.05 years	3.95 years

The fair value of the option awards was estimated using the Black Scholes option pricing model, a common valuation methodology which uses the same assumptions for determining the equity-based compensation expense in the Corporation’s financial statements for the year-ended December 31, 2017 in accordance with the International Financial Reporting Standards (IFRS).

3	Represents the cash bonus earned for the 2017 Financial Year, pursuant to the STIP. See the “Short Term Incentive Plan” section. Such amounts were paid to the NEOs in February 2018.
4

The Corporation does not have any Defined Benefit or Defined Contribution Pension Plan. However, NEOs are entitled to a contribution to their private retirement account ranging from 5% to 10% of their base salary, which amount is included under “All other compensation”.

5	None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over $50,000 or over 10% of their base salary.
6	Paid in US dollars (USD) and converted at the following exchange rate: 1 USD=CDN$1.3036 (2017 average).
7	Paid in US dollars (USD) and converted at the following exchange rate: 1 USD=CDN$1.3248 (2016 average).
8	Paid in US dollars (USD) and converted at the following exchange rate: 1 USD=CDN$1.2787 (2015 average).
9	Mr. Gregory Weaver was appointed CFO of the Corporation on November 1st, 2015 and his annual salary was USD$335,000.
10	Paid in pounds sterling (GBP) and converted at the following exchange rate: 1 GBP=CDN$1.6810 (2017 average).
11	Paid in pounds sterling (GBP) and converted at the following exchange rate: 1 GBP=CDN$1.7962 (2016 average).
12	Paid in pounds sterling (GBP) and converted at the following exchange rate: 1 GBP=CDN$1.9540 (2015 average).

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10. Outstanding Share-based Awards and Option-Based Awards

The following table indicates, for each NEO, stock option grants and RSU grants outstanding at the end of the 2017 Financial Year.

Outstanding Share-Based Awards and Options-Based Awards

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($/share)	Option expiration date	Value of unexercised in-the- money options[1] ($)	Number of shares or units of share that have not vested[2] (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed[3] ($)
Pierre Laurin	250,000	0.40	April 8, 2018	225,000
	120,000	1.10	May 27, 2019	24,000
	410,815	2.44	June 8, 2020	0
	317,243	3.00	May 25, 2021	0
	381,494	2.07	May 18, 2027	0
Total				249,000	2,244,508	2,917,860	810,342

Gregory Weaver	25,000	2.93	Nov. 24, 2020	0
	29,547	3.00	May 25, 2021	0
				0
Total				0	0	0	0

Bruce Pritchard	150,000	0.40	April 8, 2018	135,000
	72,000	1.10	May 27, 2019	14,400
	161,420	2.44	June 8, 2020	0
	124,409	3.00	May 25, 2021	0
	180,342	2.07	May 18, 2027	0
Total				149,400	983,918	1,279,094	270,629

John Moran	200,000	0.34	May 21, 2018	192,000
	150,000	1.10	May 27, 2019	30,000
	88,781	2.44	June 8, 2020	0
	74,645	3.00	May 25, 2021	0
	138,725	2.07	May 18, 2027	0
Total				222,000	733,776	953,909	221,532

Patrick Sartore	150,000	0.40	April 8, 2018	135,000
	72,000	1.10	May 27, 2019	14,400
	161,420	2.44	June 8, 2020	0
	124,409	3.00	May 25, 2021	0
	152,597	2.07	May 18, 2027	0
Total				149,400	885,178	1,150,732	259,763

1

The value of unexercised in-the-money options is calculating using the difference between the closing price of the Common Shares on December 31, 2017 on the TSX ($1.30) and the exercise price of the stock options. As of December 31, 2017, the options were not exercised and may never be. The actual gains, if any, depend on the value of the aforesaid shares on the date of exercise, if case arises.

2

This number reflects the number of units payable if all objectives are met at 100% with respect to the 2017 grants of performance-vested RSUs. Should the maximum performance multiplier (150%) be achieved, the number of units would be 2,825,493 for Mr. Laurin, 1,258,565 for Mr. Pritchard, 945,043 for Mr. Moran and 1,117,572 for Mr. Sartore.

3

The market value of share-based awards is calculated by multiplying the number of RSUs by the closing price of the Common Share on December 31, 2017 on the TSX ($1.30). The actual gains will depend on the value of the aforesaid shares on the date of exercise.

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11. Equity-Based Award – Value Vested or Earned During the Year

The following table indicates, for each NEO, the aggregate dollar value of option-based and share-based awards vested or of non-equity incentive plan compensation earned during the 2017 Financial Year:

Equity-Based Award - Value Vested or Earned During the Year
Name	Option-based awards Value vested during the year[1] ($)	Share-based awards Value earned during the year[2] ($)	Non-equity incentive plan compensation Value earned during the year ($)
Pierre Laurin	235,900	2,136,296	596,400
Gregory Weaver	0	8,920	0
Bruce Pritchard	141,540	809,045	377,438	[3]
John Moran	34,875	416,549	185,466	[4]
Patrick Sartore	141,540	706,305	252,450

1	This amount is calculated as the difference between the market price of the Common shares on the date of vesting and the exercise price payable in order to exercise the options.
2	The share-based awards for the 2017 Financial Year are RSUs (performance-based).
3	Paid in pounds sterling (GBP) and converted at the following exchange rate: 1 GBP=CDN$1.6810 (2017 average).
4	Paid in US dollars (USD) and converted at the following exchange rate: 1 USD=CDN$1.3036 (2017 average).

12. Severance and Other Termination Benefits

A Severance Pay Program (the “Program”) has been established by the Corporation to provide severance compensation to designated employees, which include the NEOs, when a change of control has occurred and the designated employee has been terminated by the Corporation following the change of control. A change of control occurs upon a take-over of the Corporation resulting from the acquisition of a majority of the Corporation’s Common Shares (“Change of Control”).

The Program was reviewed in 2017 and changes were made to align with market practices. Under the Program, each designated employee whose employment is terminated without cause or who terminates his employment for a good reason (constructive) at any time in the two-year period following a Change of Control shall be entitled to:

•

a severance payment equal to the designated executive’s monthly compensation, defined as base salary and short-term incentive target, multiplied by the number of month severance awarded for a specific position (varies between 12 to 24 months);

•	the continuation of all group insurance benefits, except for short and long-term disability benefits for the number of months of severance (varies between 12 to 24 months); and

•

alump sum equivalent to the designated annual executive target incentive, prorated for the period of time worked between the date on which the termination of employment occurs and the first day of the Financial Year during which the termination occurs.

Furthermore, all unvested stock options granted previously become fully vested upon a Change of Control.

The following table sets out the benefits that would be paid following a Change of Control and involuntary termination (not for cause or constructive) occurring in circumstances described above, assuming the Change of Control and termination took place on December 31, 2017. This table does not include the value of outstanding stock options or RSUs that have previously vested and are therefore not impacted by these events.

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	Severance ($)		STIP[1] ($)		Stock Options[2] ($)	Restricted Share Units[3] ($)	Total ($)
Involuntary Termination
Pierre Laurin	1,400,000		0		0	0	1,400,000
Bruce Pritchard	794,273	[4]	0		0	0	794,273
John Moran	469,296	[5]	0		0	0	469,296
Patrick Sartore	637,500		0		0	0	637,500
Termination Following Change in Control
Pierre Laurin	1,400,000		1,050,000		6,000	2,753,315	5,209,315
Bruce Pritchard	794,273	[4]	476,564	[3]	3,600	1,242,003	2,516,440
John Moran	703,944	[5]	281,578	[4]	7,500	926,624	1,919,646
Patrick Sartore	637,500		318,750		3,600	1,102,774	2,062,624

1	It is assumed that STIP awards for the Financial Year 2017 would be payable regardless of termination or Change of Control since the year has been completed.
2

The change of control provisions provides for full vesting of all unvested stock options on an accelerated basis. The value has been calculated using the closing price of the Common Shares on December 31, 2017 on the TSX ($1.30) less the exercise price of the stock options.

3

The change of control provisions provide for full vesting of all unvested RSUs on an accelerated basis. The value is based on the closing price of the Common Shares on the TSX on December 31, 2017 ($1.30).

4	This amount was calculated based on the following exchange rate: 1 GBP=CDN$1.6810 (2017).
5	This amount was calculated based on the following exchange rate: 1 USD=CDN$1.3036 (2017).

13. Securities Authorized for Issuance Under Equity Compensation Plans

As at December 31, 2017, securities authorized for issuance under equity compensation plans were as follows:

Equity Compensation Plan Information

Plan Category Equity compensation plans approved by securityholders	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding those in the 2nd column)
Option Plan	14,463,270		$1.79	5,114,937
RSU Plan	8,862,614	[1]	—	7,313,858	[2]

1	Assuming a performance-based vesting at 100% (10,561,283 RSUs assuming a performance-based vesting at 150%).
2	Assuming a performance-based vesting at 100% (5,615,189 RSUs assuming a performance-based vesting at 150%).

14. Stock Options

During the 2017 Financial Year, the Corporation granted options pursuant to the Option Plan providing for the purchase of a maximum of 3,809,870 Common Shares, which represents 0.5% of the issued and outstanding common shares as of December 31, 2017. Of that total, 984,946 stock options were granted to the NEOs.

As at December 31, 2017, 710,593,273 Common Shares were issued and outstanding and there were 14,463,270 options outstanding representing approximately 2.04% of the Common Shares issued and outstanding. The maximum number of Common Shares available for issuance under the Option Plan was 19,578,207 representing approximately 2.76% of the issued and outstanding Common Shares, and the remaining Common Shares available for granting under the Option Plan was 5,114,937.

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15. Restricted Share Units

In the 2017 Financial Year, the Corporation granted a total of 5,750,409 RSUs5 to participants under the RSU Plan. Of that total, 3,464,787 RSUs6 were granted to the NEOs.

As at December 31, 2017, 710,593,273 Common Shares were issued and outstanding and there were 8,862,614 RSUs outstanding, convertible into 8,862,614 Common Shares and representing approximately 1.25% of the Common Shares issued and outstanding. The maximum number of Common Shares available for issuance under the RSU Plan was 16,176,472 which represents approximately 2.28% of the issued and outstanding Common Shares, and the remaining Common Shares available for granting under the RSU Plan was 7,313,858.

16. Indebtedness of Directors and Executive Officers

16.1. Aggregate Indebtedness

As at March 22, 2018, the aggregate amount of indebtedness to the Corporation or any of its subsidiaries of all Directors, executive officers and employees and former directors, executive officers and employees of the Corporation or any of its subsidiaries was as follows:

Aggregate Indebtedness ($)

Purpose	To the Corporation or its subsidiaries as at March 22, 2018	To another entity
Share Purchases	400,000	—
Other	—	—

16.2 Indebtedness of Directors and Executive Officers

For Share Purchases

As at March 22, 2018, the aggregate amount of indebtedness to the Corporation or any or its subsidiaries of each director and executive officers and former directors and executive officers of the Corporation, each proposed nominee for election as a director of the Corporation and each associate of any such director, executive officer or proposed nominee was as follows:

Indebtedness of Directors and Executive Officers for Share Purchases

Name and Principal Position	Involvement of the Corporation or Subsidiary	Largest Amount Outstanding During the 2017 Financial Year ($)	Amount outstanding as at March 22, 2018 ($)	Financially Assisted Securities Purchases During the 2017 Financial Year	Security for Indebtedness (# of shares held)	Amount Forgiven During the 2017 Financial Year ($)
Pierre Laurin
	Lender	412,264	416,287	—	—	—
President and CEO

1

This loan was originally due on December 31, 2009 and was made as an advance to Mr. Pierre Laurin to allow him to exercise options to acquire shares of the Corporation at a price of $1.00 per share when the shares were trading at a price around $2.40. This loan is secured by the deposit, pursuant to an escrow agreement, of a share certificate representing 450,000 shares of the Corporation. Mr. Laurin has previously repaid $105,133 which was applied against accumulated interest and the balance on the capital, making the amount owed as of March 23, 2017 equal to $400,000. By resolution of the Board of Directors, the loan was last amended on February 25, 2016. The 2016 amendment provided for the loan to bear interest at a rate equal to the Bank of Canada’s prime rate plus 1% per annum and stipulates that the loan is repayable upon the earlier of (i) March 31, 2019 or (ii) thirty days preceding a targeted NASDAQ or NYSE listing date of Prometic’s shares.

5 Assuming a performance-based vesting at 100% (7,449,078 RSUs assuming a performance-based vesting at 150%)

6 Assuming a performance-based vesting at 100% (4,764,081 RSUs assuming a performance-based vesting at 150%)

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Other than for Share Purchases

Indebtedness of Directors and Executive Officers other than for Share Purchases

Name and Principal Position	Involvement of the Corporation or Subsidiary	Largest Amount Outstanding During the 2017 Financial Year ($)		Amount Outstanding as at March 22, 2018 ($)	Amount Forgiven During the 2017 Financial Year ($)
Pierre Laurin	Lender	5,206	[1]	0	—

1	This amount was lent, without term, to Mr. Pierre Laurin as personal advances which bear no interest.

17. Directors and Officers Liability Insurance

The Corporation maintains Directors and officers liability insurance policies for the liability of its Directors and officers arising out of the performance of their duties and for the Corporation’s liability arising out of securities claims. The sum of the annual premiums amounts to $244,850 and is paid by the Corporation. The policies provide coverage in respect of a maximum total liability of $ 50,000,000 (primary and excess liability insurance), subject to a general deductible of $100,000 per loss, as well as specific exclusions, which are usually contained in insurance policies of this nature. The Corporation also maintains a concurrent liability insurance for the liability of its Directors and officers arising out of the performance of their duties, with limits of liability of $10,000,000 and subject to specific exclusions which are usually contained in insurance policies of this nature. The premium for said insurance amounts to $30,850 and is paid by the Corporation.

18. Interest of Informed Persons and Others in Material Transactions

Management of the Corporation is not aware of any direct or indirect material interest of (i) any director or executive officer of the Corporation or subsidiary of the Corporation, or (ii) any proposed director of the Corporation, or (iii) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both to which are attached more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, or (iv) any associate or affiliate of any such person, in any transaction since the beginning of the 2017 Financial Year of the Corporation, or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Compliance with corporate governance guidelines is a fundamental element of the manner in which the Corporation operates its business and seeks to enhance shareholder value. The Board of Directors is committed to the highest standards of corporate governance practices. Its practices are in line with those of similar Canadian companies in its sector of activity and are annually reviewed by the Corporate Governance and Nominating Committee, who makes recommendations to the Board of Directors as appropriate. The Board of Directors is of the opinion that these practices essentially comply with applicable corporate governance guidelines and ensure transparency and effective governance to the Corporation.

1. Board of Directors

1.1 Board Mandate

The Board of Directors is responsible for the stewardship and strategic direction of the Corporation. It does not actively manage but rather supervises the management of the Corporation’s business and affairs, to ensure a consistent focus on increasing shareholder value. In exercising their powers and discharging their duties, the Directors shall (a) act honestly and in good faith with a view to the best interests of the Corporation; and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

To better discharge its responsibilities, the Board of Directors has established the three following standing committees: the Audit, Risk and Finance Committee (the “Audit, Risk and Finance Committee”), the Human Resources and Compensation Committee (the “HR and Compensation Committee”) and the Corporate Governance and Nominating Committee (the “Corporate Governance and Nominating Committee”, and collectively with the Audit, Risk and Finance Committee and the HR and Compensation Committee, the “Standing Committees”).

The Board has also constituted the following two advisory committees: the Defense Strategy Committee (the “Defense Strategy Committee”) which is responsible for ensuring the preparedness of the Corporation in the event of any unsolicited offer or proxy contest and the Plasma Strategy Development and Asset Monetization Committee (the “PSDAM Committee” and collectively with the Defense Strategy Committee, the “Advisory Committees”), which is responsible for supporting, reviewing and challenging the strategic planning process.

The responsibilities of the Board of Directors are fully described in the Board of Directors mandate attached as Schedule “A” to this Circular.

1.2 Independence

The Board of Directors determines the Directors’ independency according to Regulation 58-101 respecting disclosure of corporate governance practices as well as Regulation 52-110 respecting audit committees. Of the ten nominees for election to the Board of Directors, seven Directors are independent being Simon Geoffrey Best, Kenneth Galbraith, David John Jeans, Louise Ménard, Paul Mesburis, Kory Sorensen and Bruce Wendel. The three non-independent Directors are Pierre Laurin, Stefan Clulow and Charles N. Kenworthy, for the following reasons:

•	Mr. Pierre Laurin is President and CEO of the Corporation.

•

Mr. Stefan Clulow was nominated by Structured Alpha LP (“Structured Alpha”) to the Board, pursuant to a loan agreement entered into between the Corporation, certain of its affiliates, and Thomvest Asset Management Inc., (“Thomvest”) dated as of September 10, 2013, as amended and restated from time to time, and as assigned by Thomvest to its affiliate, Structured Alpha (the “Loan Agreement”). Pursuant to the Loan Agreement, Structured Alpha is entitled to nominate one person for election to the Board.

•

Mr. Charles N. Kenworthy was nominated to the Board by California Capital Equity, LLC (“CCE”) (an affiliate of Abraxis Bioscience International Holding Company, Inc.), pursuant to a securities purchase agreement (the “Purchase Agreement”) entered into between the Corporation and Abraxis Bioscience International Holding Company, Inc. on September 3, 2008. Pursuant to the Purchase Agreement, CCE is entitled to nominate one person for election to the Board.

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On an annual basis, each director has to declare whether he is independent, and all such declarations are reviewed by the Corporate Governance and Nominating Committee, which then makes recommendations to the Board in respect of the Board’s determination on the independence of Directors.

1.3 Independence of the Chairman of the Board

The Corporation has been led by an independent non-executive Chairman since 2011 when the positions of President and CEO and Chairman were separated to permit the Board to function independently of management. The position of Chairman of the Board has been held by Prof. Simon Best since May 2014.

1.4 Directors Serving Together

As of March 22, 2018, no Prometic Directors served together on any other public company board.

1.5 Meetings

The Board holds regularly-scheduled meetings as well as special meetings to review specific matters when needed. Special meetings are held by the Board to discuss and act on matters that need attention before the following regular meeting is held or that requires additional time, such as financing, material transactions or others business concerns arising. The Corporation and the Corporate Governance and Nominating Committee monitor Directors’ attendance at Board meetings and take participation into account with respect to candidates recommended for election to the Board at the annual meeting of the shareholders. The number of meetings of the Board and its committees held during the 2017 Financial Year and members’ attendance at these meetings is provided in the section “Nominees for Election to the Board of Directors”.

1.5.1 Sessions without Management

As further described in the Board of Directors mandate (attached hereto as Schedule “A”), the Directors also hold informal meetings without the presence of management at the end of each regularly scheduled Board or Standing Committee meeting or at other specified times during the year (“in-camera session(s)”). These sessions are chaired by the Chairman of the Board. The Directors generally have an in-camera session at the end of each regular Board meeting. The Directors may have in-camera session at the end of a special meeting as well, if necessary. There were six in-camera sessions held by the non-executive Directors during the regular meetings held in the 2017 Financial Year.

1.5.2 Sessions without Non-Independent Directors

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Where matters discussed may involve persons having a conflict of interest or potential conflict of interest, that person may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions. A director having a conflict of interest or potential conflict of interest will be counted in determining the presence of a quorum for purposes of the vote as per the Corporation’s articles of incorporation but will not vote on any resolution to approve such matter when the vote is taken. On occasions where it will be considered advisable, the Corporation’s independent directors may hold meetings at which non-independent directors and members of management are not in attendance. The independent directors are able to exercise their responsibilities for independent oversight of management by virtue of forming a majority of the Board. There was one meeting held by the independent Directors in the 2017 Financial Year.

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Board / Committees	Number of Meetings held during the 2017 Financial Year		Number of In-Camera Sessions held during the 2017 Financial Year
Board; regular meetings	6	[1]	6
Board; special meetings	4	[2]	0
Audit, Risk and Finance Committee	5	[3]	5
HR and Compensation Committee	6		6
HR and Compensation Committee; special meetings	1		1
Corporate Governance and Nominating Committee	5		5
Plasma Strategy Development and Asset Monetization (PSDAM) Committee	4		3
Defense Strategy Committee	1		1

1	Consists of five regular meetings and one strategic planning session.
2	During the 2017 Financial Year, the Board held four special meetings to mainly discuss and/or act on financing and trading.
3

The external lead audit partner (EY) attended four of the five regularly scheduled meetings held by the Audit, Risk and Financial Committee, which were related to the review of the Corporation’s quarterly and year-end financial statements.

1.5.3 Director Tenure

The Corporation has not instigated a board tenure policy given the length of tenure of the Directors currently serving on the Board (as illustrated below) which is well below the average tenure of directors of Canadian reporting issuers. The Board believes that some long-serving non-executive Directors continue to add value through their experience and organizational memory, having accumulated a deep understanding of the diverse and complex business of the Corporation and the industry in which it operates. They thereby improve the quality of corporate strategic decision-making. The Corporation also believes that having a core group of long-term Directors has been beneficial to board dynamics as well as to the relationship between the Chairman, Board and management. This core group also supports new Directors in acquiring the level of company-specific and industry knowledge required to contribute optimally to Board discussions.

Length of Tenure of the Corporation’s Directors

1.5.4 Nomination of Directors

All Directors may submit a list of candidates for nomination as directors to the Corporate Governance and Nominating Committee of the Board. Its powers in relation to new candidates for board nomination are further described in the written mandate of the Corporate Governance and Nominating Committee, available on the Corporation’s website at www.prometic.com.

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If a candidacy is endorsed by the Corporate Governance and Nominating Committee, said nominee is submitted to the Board. The size of the Board is considered, in conjunction with the diversity of background, experience and qualifications of the Directors in order to ensure that the Board functions effectively. To encourage an objective nominating process, the Corporate Governance and Nominating Committee seeks the input of other Directors and senior management on new nominees to the Board and reviews potential candidates in light of board effectiveness assessment results.

1.5.5 Position Descriptions

The roles and responsibilities of the Chairman of the Board and each of its committees are provided in their written mandates. Each Chairman is responsible for overseeing the Board’s or the committee’s work, as applicable, to ensure that the Board or the relevant committee fulfils its mandate, role and responsibilities as set out in its written mandate, that the structure and mandate of the Board or committee are appropriate and adequate to fulfill its role, that it has the resources and relevant current information to carry out its tasks and that the calendar, organization and procedures of meetings of the Board or committee allow adequate time to examine and discuss matters set before the Board, or one of its designated committees, as applicable. The chairman of a committee acts as intermediary with senior management to establish the committee’s work program and ensures that the committee reports to the Board of Directors at each subsequent meeting on the deliberations, decisions and recommendations of the committee.

The Corporate Governance and Nominating Committee has developed, together with the CEO, a written position description for the CEO involving the delineation of his responsibilities. Such description is annually reviewed by the Corporate Governance and Nominating Committee and is approved by the Board. The CEO reports to the Board on a continuous and frequent basis in respect of any material developments, updated business strategy, as well as to provide regular financial and operating reports. Corporate objectives are agreed annually between the CEO and the Board. The CEO’s performance is assessed annually against these objectives. The positions descriptions/mandates are available on the Corporation’s website at www.prometic.com.

1.5.6 Orientation and Continuing Education

As soon as they have confirmed their interest in becoming directors of the Corporation, new potential nominees are invited to meet with the Chairman of the Board, the chairman of each Standing Committee of the Board (Audit, Risk and Finance Committee, HR and Compensation Committee and Corporate Governance and Nominating Committee) and senior executives before their candidacy is submitted to the shareholders. Orientation package is available to the Directors newly elected which includes full documentation on the business of the Corporation. In addition, members of management regularly inform Directors of available resources that may be of interest to them in carrying out their roles as directors and brief them on relevant developments, during, as well as, outside Board and committee meetings at which members of management are present. This includes regular and frequent reports on the evolution of the business of the Corporation and implementation of its strategic plan. The Directors are also invited to participate to in-house educational sessions. At least two such sessions are held annually. These sessions cover topics directly linked to the strategic corporate and business planning and are given by either internal or external expert professionals. During the 2017 Financial Year, three educational sessions were held:

Educational Sessions held during the 2017 Financial Year
Date	Subject matter	Attendance
May 2017	Strategies for building large independent global bio-pharma	92%
August 2017	Emerging trends in accounting	100%[1]
September 2017	A CEO’s own experience in bringing foreign issuer to Nasdaq	92%

1

Although this educational session was organized for the members of the Audit, Risk and Finance Committee, all the Directors were invited to participate. All of the members of the Audit, Risk and Finance Committees attended this educational session.

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Finally, during the 2017 Financial Year, the Board encouraged its Directors to attend appropriately targeted external training and continuing professional development programs and provided a budget to enable this.

2. Standing Committees

The Board carries out its mandate directly and through recommendations it receives from the Standing Committees, being the Audit, Risk and Finance Committee, the HR and Compensation Committee and the Corporate Governance and Nominating Committee.

Similarly, the Board also receives recommendations from the Advisory Committees as well as from management from time to time.

2.1 The Audit, Risk and Finance Committee

The Audit, Risk and Finance Committee is mainly responsible for the five following fundamental matters:

•	the Corporation’s financial reporting process and internal control systems;

•	the Corporation’s process to identify and manage risks:

•	the internal and external audit process;

•

the Corporation’s communication system to provide an open avenue of communication among the external auditors, the financial and senior management, the internal auditing department (if any), and the Board; and

•	the Corporation’s capital structure and its finance strategy and activities.

The Audit, Risk and Finance Committee review the interim and annual financial statements, Management’s Discussion and Analysis (MD&A) and other legally required public disclosure documents containing financial information.

EY was appointed as the Corporation’s auditor in 2009. The previous lead audit partner rotated out in 2017 as part of the standard auditor partner rotation process and a new lead partner was assigned to the audit. During the 2017 Financial Year, EY’s lead audit partner attended four of the five regularly scheduled meetings held by the Audit, Risk and Finance Committee, the fifth meeting dealing with internal matters only and not requiring the input of the external auditor.

In its oversight of the services rendered by the external auditors, which were performed by Ernst & Young (“EY”) for the 2017 Financial Year, the Audit, Risk and Finance Committee (i) discusses with EY its responsibilities in performing EY’s audit, its determination of areas of significant audit risk and related risk mitigation procedures, and reviews and approves its annual audit plan and associated fees; (ii) discusses with EY the key accounting risks and significant judgments made by management; (iii) receives written confirmation from EY of its independence; (iv) pre-approves all additional engagements with EY (including any non-audit services); (v) assesses, annually, EY’s performance. The Audit, Risk and Finance Committee is also involved in the assessment and selection of the Corporation’s external auditor.

The auditor’s fees are described in the 2017 AIF under the heading “External Auditor Services Fees”.

During the 2017 Financial Year, the Audit, Risk and Finance Committee reviewed certain positions relating to the accounting of:

•	equity and debt financings, and concurrent private placements;

•	going concern disclosures;

•	licence agreements; and

•	inventory capitalization.

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The Audit, Risk and Finance Committee also oversees the financial reporting processes and internal controls. This comprises keeping abreast of how management’s addresses changes in the operations and transactions to ensure that they are appropriately reflected in the financial disclosure documents and the internal controls put in place to address these changes. As part of this, the Committee reviews the activities of the internal audit department, including its organizational structure, resources and budget, the internal audit plan for the year and their report on their review and testing of Internal Controls over Financial Reporting (“ICFR”) and disclosure controls. It also considers any recommendations made by the external auditors regarding internal controls. In addition, the Committee reviews the quarterly internal reporting package prepared by management, understanding the key variances from budget and the impact on the financial condition.

Finally, in the accomplishment of its financial oversight, the Audit, Risk and Finance Committee, reviews and discusses the Corporation’s short and long-term financial plans, including the budgets, the management of tax matters and proposed issuance of equity, debt or other financial instruments.

The Audit, Risk and Finance Committee is composed of Mr. Paul Mesburis (Chairman), Prof. Simon Best, Mr. Andrew Bishop and Ms. Nancy Orr. The members are all independent directors and financially literate within the meaning of the Canadian Securities Administrators rules. The members also qualify as “audit committee financial experts” as defined by the U.S. Securities and Exchange Commission.

A further description of the composition of the Audit, Risk and Finance Committee and on the relevant education and experience of its members is set out in the Corporation’s 2017 AIF under the heading “Audit Committee – Relevant Education and Experience”.

2.2 The HR and Compensation Committee

The HR and Compensation Committee is responsible for assisting the Board of Directors in the discharge of its responsibilities regarding the recruitment, evaluation, compensation and succession planning for the Corporation’s CEO and Named Executive Officers. The HR and Compensation Committee makes recommendations to the Board regarding the design and implementation of incentive-compensation and equity-based plans that link pay to performance and that reflect an appropriate balance between the short- and long-term performance objectives.

The HR and Compensation Committee meets regularly throughout the year. At the end of each meeting or whenever deemed necessary, the HR and Compensation Committee holds an informal in-camera session without the presence of management. The Chairman of the HR and Compensation Committee presides over these sessions and informs management of the subjects discussed and any follow up action to be taken.

Each year, the HR and Compensation Committee prepares its annual work plan to ensure that it has completed an in-depth review of the Corporation’s human resource and compensation practices, conducted its duties and responsibilities as defined in the HR and Compensation Committee’s charter in a timely and efficient manner and completed all regulatory and internal reporting requirements.

The primary responsibility of the HR and Compensation Committee is to evaluate and/or review the performance of the senior executives, including the CEO, and to review their respective objectives and compensation. It must also review annually the Corporation’s executive compensation policies and programs, assess existing resources and plans to ensure that qualified personnel are available as required and oversee the succession planning for senior management. The HR and Compensation Committee also reviews Directors’ compensation and submits recommendations to the Board to recognize that such compensation reflects the responsibility and risks associated with such a position.

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The primary responsibilities of the HR and Compensation Committee below are presented to the Board of Directors annually for its review and approval:

•	Determine the composition of the Peer Group used for benchmarking and fixing compensation for Directors, the CEO and NEOs;

•	Propose independent consultants to review composition of the Peer Group, if deemed necessary by the committee;

•	Determine compensation for Directors;

•	Revise the compensation policies and practices for CEO and NEOs using other market compensation surveys;

•	Determine the base salary and annual cash bonus for CEO;

•	Monitor and evaluate corporate performance in meeting the corporate long-term objectives;

•	Award RSUs and stock options for the CEO and NEOs under the LTIP based on their success in meeting defined targets;

•	Grant stock options to new hires, staff, executives and Directors of the Board, where applicable;

•	Determine the corporate short-term and long-term objectives;

•	Determine the short-term individual objectives for the CEO;

•	Review the succession plan and/or contingency plan;

•	Revise senior executives’ employment agreements;

•	Ensure proper orientation of new Board members;

•	Revise the delegation of authority; and

•	Consider severance policy best practices in executive compensation.

The HR and Compensation Committee is composed of Ms. Nancy Orr (Chairman), Prof. Simon Best, Mr. Kenneth Galbraith and Ms. Louise Menard, all of whom are independent directors.

Ms. Nancy Orr, Chairman of the HR and Compensation Committee, will not stand for re-election on the Board at the next Meeting to be held on May 9, 2018. The Corporate Governance and Nominating Committee is in the process of identifying and proposing to the Board a suitable successor to Ms. Orr.

All of the HR and Compensation Committee members have, to various degrees, experience in dealing with human resources matters:

Ms. Nancy Orr (Chairman) has been a member of the board and member of the Human Resources and Compensation Committee of Mercer International since 2013. From 2009 to 2012, she was a member of the board and member of the Human Resources and Compensation Committee of Dundee Wealth Management. From 1991 to 2007, Ms. Orr was President of Dynamis Group, a private company that developed large turnkey construction and infrastructure projects in Africa. As such, Ms. Orr participated in the design and oversight of compensation programs that had a high risk/reward ratio, and where compensation was highly performance-based.

Prof. Simon Best served as Chairman of the board and member on the Human Resources Committee of Entelos Inc., a London AIM listed company in predictive biosimulation for pharmaceutical and consumer product R&D. He also served as member of the Human Resources Committee of Ardana Plc, a United Kingdom LSE listed pharmaceutical company engaged in the discovery and development of products for human reproductive health. As such, Prof. Best operated best practices in compensation setting long-term incentive plans taking into account industry benchmarking and external surveys to align the interests of management with financial investors and other shareholders.

Mr. Kenneth Galbraith managed human resources function in QLT Inc., a biotech company of 400 employees up to his departure in 2000. He also chaired and served as a member of numerous compensation committees for public and private biotech companies in North America from 1999 to current.

Ms. Louise Ménard was a member of the human resources committee of the Société des Alcools du Québec (SAQ) from 2007 to October 2016. As such, Ms. Ménard was reviewing annually the performance-based compensation of the chief executive officer and senior officers as well as the annual corporate and personal objectives, the human resources policies and practices and senior officers’ employment contracts.

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2.3 The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for the development of the Corporation’s approach to governance issues and for ensuring that such approach supports the effective functioning of the Corporation with a view to its best interests.

The Corporate Governance and Nominating Committee assists the Board in fulfilling its responsibilities with respect to three fundamental issues:

•	monitoring the composition and performance of the Board and its committees;

•

overseeing the development and the regular assessment of the Corporation’s approach to corporate governance issues and ensuring that such approach supports the effective functioning of the Corporation with a view to the best interests of the Corporation’s shareholders and effective communication between the Board of Directors and management of the Corporation; and

•

overseeing the process, structure and effective system of accountability by management to the Board of Directors and by the Board of Directors to the shareholders, in accordance with applicable laws, regulations and industry standards for good governance practices.

2.3.1 Board Assessments

The Corporate Governance and Nominating Committee assesses annually, through written questionnaires, the effectiveness and performance of individual Directors, the Chairman of the Board, the Board as a whole, the Board committees as well as their chairmans. The results are compiled on a confidential basis and are reviewed, analyzed and discussed by the Corporate Governance and Nominating Committee and reported to the Board. These surveys include the Directors’ views on several topics such as the organization and the efficiency of the Board meetings, the communication process between the Board and management/CEO, the appropriate size of the Board as well as the level of contribution of its Directors. In addition, the committee assesses the functioning of the Board committees, the qualifications and experience that should be represented on the Board and those that should be considered in assessing new nominees to the Board. The Directors also conduct their self-evaluation and the evaluation of their peers which are reviewed on a confidential basis respectively by the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee. These assessment/evaluations are done internally to benefit from direct and personal input.

The Corporation’s disclosure of corporate governance practices is reviewed annually by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee meets regularly throughout the year. At the end of each meeting or whenever deemed necessary, the Corporate Governance and Nominating Committee holds an informal in-camera session without the presence of management. The Chairman presides over these sessions and informs management of the subjects discussed and of follow-up actions to be taken, if any.

The Corporate Governance and Nominating Committee is composed of Ms. Louise Ménard (Chairman), Prof. Simon Best, Mr. David John Jeans and Mr. Paul Mesburis, all of whom are independent directors.

2.4 Standing Committees’ Charters

The texts of the above Standing Committees’ charters are available on the Corporation‘s website at www.prometic.com. The Audit, Risk and Finance Committee’s charter is also available in the 2017 AIF. Furthermore, a copy of the charters may be obtained upon request, which should be addressed to the Corporate Secretary of the Corporation at 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, H7V 4B4 (Telephone: 450-781-0115 or Fax: 450-781-4457). The Corporation may require the payment of a reasonable charge if the request is made by a person other than a holder of securities of the Corporation.

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3 Other Committees

3.1 Plasma Strategy Development and Asset Monetization Committee

The Strategy Development and Asset Monetization Committee (PSDAM Committee) acts as a sounding-board for management during external negotiations with respect to the commercialization of its plasma-derives (e.g. negotiating licensing deals). It also ensures that management’s strategic recommendations to the Board are well-supported by thorough analysis and appropriately documented. The PSDAM Committee is composed of Prof. Simon Best (Chairman), Mr. Stefan Clulow, Mr. Kenneth Galbraith, Mr. David John Jeans, Mr. Pierre Laurin and Mr. Bruce Wendel.7

3.2 Defense Strategy Committee

The Defense Strategy Committee is responsible for ensuring the preparedness of the Corporation in the event of any unsolicited offer or proxy contest. The Defense Strategy Committee is composed of Prof. Simon Best (Chairman), Mr. Andrew Bishop, Ms. Louise Ménard (Chairman of the Corporate Governance and Nominating Committee), Mr. Paul Mesburis (Chairman of the Audit, Risk and Finance Committee) and Ms. Nancy Orr (Chairman of the HR and Compensation Committee.

4 Director Selection Process

The Corporation develops and reviews the criteria for selecting directors by annually assessing the competencies, skills, personal qualities, availability, gender diversity, business background and experience of its existing Directors and maintains a list of potential candidates that is updated regularly throughout the year and officially reviewed by the Corporate Governance and Nominating Committee at least once a year.

The Corporate Governance and Nominating Committee, together with the Chairman of the Board, are responsible for identifying new candidates to stand for election as directors and the slate of existing Directors standing for re-election. For the nominees who are already Directors, an annual evaluation is conducted by the Corporate Governance and Nominating Committee in order to assess the effectiveness of the functioning of the Board as a whole, its committees, its chairman and individual Directors as well as an annual self-assessment and assessment by peers.

In order to reflect the increasing diversity of the Corporation’s activities and scope of operations, the Corporation has modified its mix of directors over the past years to reflect a more complementary mix of professional skills and the broader geographic scope of its global activities.

4.1 Skills Matrix

As part of the process to identify board candidates, the Corporate Governance and Nominating Committee has developed a competency matrix based on knowledge, types of expertise and geographical representation, and identifies any gaps in director skills at the board level. The Board also takes into consideration business experience, diversity of gender as well as independence, qualifications, financial acumen, and board dynamics. This competency matrix is reviewed annually by the Chairman of the Board with the Corporate Governance and Nominating Committee, and is updated as required.

The following table identifies some of the skills that constitute part of the skills matrix used by the Corporate Governance and Nominating Committees as well as the top three skills possessed by the Directors.

7

The strategy development and asset monetization for the small molecule portfolio has been undertaken by the board of directors of the Corporation’s UK entity, Prometic Pharma SMT Limited (“PSMT”). The board of directors of PSMT is composed of Prof. Simon Best (Chairman), Mr. Stefan Clulow, Mr. Kenneth Galbraith, Mr. David John Jeans, Mr. Bruce Wendel, and 3 SEOs, Mr. Pierre Laurin, Mr. Bruce Pritchard and Mr. Patrick Sartore.

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Skills Matrix
	Top Three Competencies						Representativeness
	Pharma Industry
Nominees	Scientific	Intellectual Property	Risk Management	Finance / Accounting	Financing Transaction	Legal	Human Resources	Business Administration	Geographic	Gender (M/F)	Age
Simon Geoffrey Best		✓			✓			✓	UK	M	61
Andrew Bishop[1]				✓	✓			✓	CA	M	52
Stefan Clulow		✓			✓	✓			CA	M	47
Kenneth Galbraith				✓	✓			✓	CA	M	55
David John Jeans	✓				✓		✓		UK	M	68
Charles N. Kenworthy						✓			US	M	60
Pierre Laurin	✓				✓			✓	CA	M	57
Louise Ménard		✓				✓	✓		CA	F	69
Paul Mesburis				✓	✓			✓	CA	M	48
John Moran[2]	✓		✓						US	M	72
Nancy Orr[3]				✓	✓		✓		CA	F	67
Bruce Wendel		✓				✓		✓	US	M	64

1	Mr. Andrew Bishop will not stand for re-election on the Board at the next Annual General and Special Meeting of Shareholders on May 9, 2018.
2	Dr. John Moran will not stand for re-election on the Board at the next Annual General and Special Meeting of Shareholders on May 9, 2018.
3	Ms. Nancy Orr will not stand for re-election on the Board at the next Annual General and Special Meeting of Shareholders on May 9, 2018.

5 Diversity and Gender Balance

5.1 Board

The Corporation believes that drawing from a broad range and variety of perspectives is beneficial to the Corporation’s success and helps it achieve its objectives in terms of efficiency for the benefit of its shareholders. Therefore, the Corporation is committed to increasing diversity of its Directors over time and, as such, supports initiatives aimed at identifying candidates who meet diversity criteria. While the Corporation has not adopted a written Board Diversity Policy per se, it has embraced a broad definition of diversity that encompasses factors such as ethnicity, gender, training, personal attributes and life experiences and gender diversity is one of the criteria embedded in the director identification and selection process. However, recommendations for election and appointment are made on merit, in light of the skills, experience, independence and knowledge that the Board of Directors, as a whole, requires to be most effective with regards to the current Board’s composition and the Corporation’s current and future plans and objectives, as well as anticipated regulatory and market developments. The Board must retain the flexibility to add qualified directors. The necessity of obtaining the right synergy and balance among Directors so as to optimize the Board’s ability to meet the challenges faced by the Corporation is also paramount.

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Even if the Corporation does not have a Board Diversity Policy nor specific targets, it nevertheless believes that it is in the best interests of the Corporation to consider the level of representation of women on the Board and to proactively search for well-qualified female candidates for consideration on short-lists when Board or senior employment opportunities arise.

The Corporation has always encouraged the representation of women on the Board. In the last six years, the Corporation has had between one and three women on its Board with a current representation of two women Directors, representing 17% of the Directors. The Corporate Governance and Nominating Committee is cognizant that the departure of Ms. Nancy Orr decreases the representation of women on its Board; accordingly, the Corporate Governance and Nominating Committe identified a qualified female board candidate to replace Ms. Orr on the slate of directors (see section Nominees for Election to the Board of Directors on page 20).

5.2 Senior Management

The Corporation does not currently have a target for the number of women among its senior executive officers as it does not feel such targets are necessary at this time. The Corporation is however committed to promoting diversity and inclusion at all levels of organization and does take into account the level of representation of women when making executive officer appointments.

Although there are presently no women among the senior executive officers of the Corporation, no less than 15 women hold a leadership position (8 directors, 5 senior directors and 2 vice-presidents) and assume management responsibilities. Because of the limited size of the senior executive team and the need to ensure that recruitment efforts and appointments are primarily based on the merits of the individuals and the needs of the Corporation at the relevant time, the Board has decided not to set targets regarding the representation of women in senior executive officer positions. However, the Board is committed to equality of opportunity and to the recruitment, retention, development and promotion of qualified female candidates among its workforce, including at the highest level. In that respect, the Corporation has adopted an Equal Opportunities Policy by virtue of which the Corporation is committed to and supports the principle of equal opportunities in employment.

5.3 Equal Opportunities Policy

The Corporation is committed to and supports the principle of equal opportunities in employment. The Corporation opposes to all forms of unlawful or unfair direct or indirect discrimination on the grounds of sex, ethnic or national origins, religion or political beliefs, disability, marital status, age and sexual orientation. The Corporation believes that it is in the best interest of the Corporation and all those who work for the Corporation to ensure that the talents and skills of people throughout the community are considered when employment opportunities arise.

The Corporation takes every step to ensure that individuals are treated equally and fairly, and decisions on recruitment and selection, training, secondment, promotion, career development and employee relations are taken solely on job-related criteria.

6 Succession Planning

The Corporation’s succession planning aims to ensure that there is a pipeline of leaders in the organization to drive both short-term and long-term performance and the right talent in the right roles to execute on the Corporation’s business strategy. While the Corporation’s succession planning used to focus more on emergency plan in case of unforeseen circumstances, such as the departure of an officer in a key leadership role, the efforts have been recently focused on identifying and developing key talent at the executive level, analyzing the succession pipeline from an expertise and diversity perspective and initiating action plans to address actual or future potential gaps. Due the growth and expansion of the Corporation over the years and the creation of new positions, the number of members on the senior executive team was increased as a result of such succession process.

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7 Code of Ethics and Business Conduct

The Board of Directors has adopted a Code of Ethics and Business Conduct (the “Code”) applicable to all Directors, officers, employees and consultants of the Corporation and members of its group. The Code is available on request to the Corporate Secretary of the Corporation at its principal business office and is posted on the Corporation’s website at www.prometic.com as well as on SEDAR website at www.sedar.com. The Board has the overall responsibility to monitor compliance with the Code. It generally outlines standards of conduct that must be met in carrying out one’s functions, including in relation to (i) general conduct and behavior (loyalty, ethics and respectful behavior), (ii) Directors’ fiduciary duties, (iii) the integrity of books and records, (iv) responsibilities of representatives, (v) conflict of interest principles and procedures, (vi) harassment and discrimination, (vii) compliance with laws, rules and regulations including the Foreign Corrupt Practices Act (FCPA), (viii) the protection of intellectual property, (ix) the Corporation’s compliance program, (x) complaints procedures and reporting code violations, (xi) sanctions and consequences of departures from the Code, and (xii) Board monitoring and waivers.

The Code contains standards of conduct to avoid or properly declare conflicts of interest. In addition, in the event that a director may have a material interest in transactions and agreements, such director is expected to declare his/her interest and otherwise act as prescribed by the CBCA, and as circumstances warrant, to abstain from voting on the approval of such transactions and agreements. The Audit, Risk and Finance Committee and the Corporate Governance and Nominating Committee may grant waivers of provisions of the Code to Directors and senior officers, while certain members of management may grant waivers to employees. The Code is supplemented by a complaint reporting policy, pursuant to which persons in charge of the administration of the policy report annually to the Chairman of the Audit, Risk and Finance Committee on complaints relating to accounting, audit and internal control matters and to the Chairman of the Corporate Governance and Nominating Committee on complaints relating to other matters. During the 2017 Financial Year, no complaints related to the Code were received, and there were no material change reports filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

8 Shareholder Proposals

The CBCA provides, in effect, that a registered holder or beneficial owner of Common Shares entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (the “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides, in effect, that the Corporation must set out the Proposal in its management information circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management information circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least ninety (90) days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. The deadline for submitting a proposal to the Corporation in connection with the next annual meeting of shareholders is December 24, 2018.

The foregoing is a summary only; shareholders should carefully review the provisions of the CBCA relating to Proposals and consult with a legal advisor.

9 Additional Information

The Corporation is a reporting issuer under the securities acts of all provinces of Canada and is thereby required to file financial statements and management information circulars with the various securities commissions in such provinces. The Corporation also files an annual information form annually with such securities commissions. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of the Corporation’s latest annual

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information form, latest audited financial statements, interim financial statements filed since the date of the latest audited financial statements, latest Management’s Discussion and Analysis, and latest management information circular may be obtained upon request or on the website www.sedar.com. Requests should be addressed to the Corporate Secretary of the Corporation at 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, H7V 4B4 (Telephone: 450-781-0115 or Fax: 450-781-4457). The Corporation may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Corporation. Additional information relating to the Corporation may be found on the website www.sedar.com.

10 Directors’ Approval

The Board of Directors has approved the content of this Circular including any attached schedules hereto and the sending of it to each shareholder entitled to receive the Notice of the Meeting, to each director and to the auditors of the Corporation.

(s) Patrick Sartore

Patrick Sartore

Chief Legal Officer and Corporate Secretary

Laval, Québec, March 22, 2018.

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Schedule “A”

Board of Directors Mandate

I.	PURPOSE

The Board of Directors (the “Board”) of Prometic Life Sciences Inc. (the “Corporation”) is ultimately responsible for the stewardship of the Corporation and its subsidiaries as a whole. It does not actively manage but rather supervises the management of the Corporation’s business and affairs, to ensure a consistent focus on increasing shareholder value. In exercising their powers and discharging their duties, the Directors shall (a) act honestly and in good faith with a view to the best interests of the Corporation and all stakeholders; and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In accordance with the Canada Business Corporations Act, the Board may delegate certain responsibilities to the Board committees as well as the prior analysis and development of options and recommendations regarding any issues it is responsible for. However, such delegation does not remove the Board’s general oversights responsibilities of the Corporation. The Board of Directors shall establish the three (3) following standing committees: the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee and the Audit, Risk and Finance Committee.

The Board has delegated the approval of certain matters to the Management of the Corporation pursuant to its Delegation of Authority, as amended from time to time.

In discharging its mandate, the Board of Directors may engage the services of outside advisors at the expense of the Corporation. The Board also allows any Board committee or director to engage the services of an outside advisor at the expense of the Corporation, to adequately carry out such Committee’s duties, where the circumstances so warrant. Any Board committee or director shall obtain Board of Directors’ written approval before engaging the services of an outside advisor.

II.	MANDATE

To fulfill its mandate, the Board of Directors assumes responsibility for the following matters:

Strategy Development

Initially adopt and annually review a strategic planning process and strategic directions arising therefrom, taking into account, among other things, the opportunities and risks of the business of the Corporation, as well as review annually the critical assessment of these directions, of the actions taken to achieve them and the results of such actions.

Human Resources, Compensation and Performance Assessment

1	Oversee succession planning, including the appointment, training and monitoring of the Chairman, the Directors, the CEO and other executive officers of the Corporation.

2	Together with the CEO, approve corporate goals and objectives that the CEO is responsible for meeting and assess the CEO against these goals and objectives.

3

With input from a committee of the Board of Directors comprised of a majority of independent directors, review the adequacy and form of the compensation of the Chairman, executive officers and directors, with such compensation realistically reflecting the responsibilities and risks of such positions and comparison with a relevant group of peer companies in Canada, the USA and the UK.

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4

On an annual basis, (i) designate the senior executives officers of the Corporation, (ii) select and appoint as executive officers fully competent persons to such offices to manage the business and affairs of the Corporation, and (iii) assess the performance of the CEO.

5	Ensure that processes are implemented by the CEO to assess the executive officers.

6	Together with the CEO, develop position descriptions for the Chairman of the Board, the chairman of each committee of the Board and for the CEO.

Financial Matters, Risk Management and Internal Control

1	Identify the principal risks inherent in the activities of the Corporation and assessing the implementation of appropriate systems to manage these risks.

2	Oversee the integrity of internal controls and management information technology systems.

3	Adopt budgets and financial results of the Corporation, monitor compliance with accounting standards and the integrity and adequacy of financial information disclosure.

4

Upon the Audit, Risk and Finance Committee’s recommendation, (i) select the external auditors to be nominated for appointment by the shareholders of the Corporation, and (ii) approve fees and other compensation to be paid to the external auditors.

5	Determine the appropriateness of declaring dividends and the declaration of dividends, where appropriate.

6	Agree annual Internal Audit objectives with the COO and CFO, receive Internal Audit reports and ensure that any remedial actions or adoption of new control measures are implemented effectively.

Corporate Governance Matters

1

To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

2

Establish and review annually corporate communication policies with respect to the following: (i) how the Corporation interacts with analysts, investors, other key stakeholders and the public; (ii) measures for the Corporation to comply with its continuous and timely disclosure obligations and to avoid selective disclosure and (iii) tipping and the purchase and sale of securities of the Corporation by insiders and other persons with a special relationship with the Corporation.

3	Adopt measures for receiving feedback from security holders.

4

Adopt and annually review a written code of business conduct and ethics for the Corporation that governs the behaviour of Directors, officers and employees with standards reasonably designed to promote integrity and deter wrongdoing, monitor compliance with the code and grant any waivers from compliance with the code for Directors and executive officers.

5	Implement structures and procedures that ensure that the Board of Directors can function independently of management.

6

During a Board meeting, appoint an independent director as Chairman or “lead director” of the Board should the Board consider the Chairman’s independent judgment is biased, to ensure that the Board will successfully carry out its duties.

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7

For each member of the Board of Directors, act as representatives of the Corporation in: (i) enhancing the organization’s public image, firm reputation and credibility, (ii) providing contacts/network to the Corporation, (iii) being loyal to the Corporation, (iv) supporting the decisions of the majority the Board of Directors, and (v) identifying, evaluating and carrying out profitable business opportunities for the Corporation, as well as providing the Corporation with information on the market in which it operates.

8	Appoint committees of the Board of Directors, determine their mandates and select their members and chairman.

9	Adopt and annually review mandates and work program for each of the Board’s committees.

10

Assign to a committee of Directors comprised of a majority of independent directors, the general responsibility for developing the Corporation’s approach to governance issues, including developing a set of corporate governance principles, guidelines and practices that are specifically applicable to the Corporation.

11	Assess annually the effectiveness of the Board of Directors, the committees of the Board, the Chairman as well as the Directors.

12

Ensure that all new Directors receive comprehensive orientation to fully understand the role of the Board of Directors and its committees, as well as the contribution individual Directors are expected to make (including, in particular, the commitment of time and energy that the Corporation expects from its Directors) and the nature and operation of the Corporation’s business and the industry within which it operates.

13

Examine annually the size and composition of the Board and its Committees, with a view to having a diversity of gender, geography, background and skills to ensure a wide-variety of perspectives, experience and expertise to achieve effective stewardship and facilitate effective decision-making and ensure the planned retirement of Directors as necessary to maintain an optimal mix of skills, competencies, recent experience and contact-networks.

14

Perform and carry out any other duties assigned to the Board of Directors pursuant to the Corporation’s certificate and statutes of incorporation, by-laws, governing law and other applicable statutes, regulations, rules and norms as amended from time to time.

15	Keep records of its activities, meetings, etc. at the office of the Corporate Secretary.

III.	COMPOSITION

The Board of Directors is comprised of a minimum of three (3) directors and a maximum of fifteen (15) in accordance with the articles of the Corporation and applicable laws, but its quorum must at all times be comprised of at least two independent directors.

The Board of Directors should be constituted with a majority of individuals who qualify as independent directors. A director is independent if such director has no material relationship with the Corporation, as defined in s. 1.4 of Regulation 52-110 respecting Audit Committees as amended from time to time. If the Corporation has a significant shareholder, the Board of Directors should include in addition a number of directors who do not have interests in or relationships with either the Corporation or the significant shareholder (i.e. a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors) and which fairly reflects the investment in the Corporation by shareholders other than the significant shareholder.

The application of the definition of “independent director” to the circumstances of each individual director, for the purposes of and as defined in the preceding paragraph, is the responsibility of the Board of Directors. The Board is also required to identify which directors are independent and obtain and provide a description of the material relationship between each director who is not independent and the Corporation.

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IV.	MEETINGS

To efficiently discharge its duties, the Board of Directors meets periodically (at least once per quarter), and the committees of the Board of Directors meet between these meetings as circumstances dictate.

The Board of Directors holds, at least once a year, an informal meeting without management being present. Such meetings can be held, if the Board of Directors so wishes, at the end of each meeting of the Board or at other specified times during the year (“in-camera session(s)”). During an in-camera session, a secretary should be designated amongst the directors present at said session in order to record any decision made by the directors. The CEO must be invited at the end of an in-camera session to be informed of any such decision and have the opportunity to comment thereon, in the event that a decision was taken. If further discussions between the directors are needed following the CEO’s comments, the CEO must leave the session and must be informed of the final decision immediately thereafter.

V.	WORK PROGRAM

The Board of Directors annually establishes a work program in order to fix a schedule to fulfill its responsibilities pursuant to the content of this charter. The Board of Directors uses such work program, inter alia, to evaluate its compliance with this charter.

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Schedule “B”

Stock Option Plan

Increase of Maximum Number of Common Shares

Reserved for Issuance

“BE IT RESOLVED:

1

THAT the Amendment to the Stock Option Plan approved by the Board of Directors on March 22, 2018, be and it is hereby approved, ratified and confirmed so as to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan by 7,200,000 Common Shares from 33,434,585 to 40,634,585; and

2

THAT the Board of Directors of the Corporation be and is hereby authorized, without further notice, to cause all measures to be taken, such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.”

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Schedule “C”

Summary of the Option Plan

The Corporation has put in place a stock option plan (the “Option Plan”) for the benefit of eligible directors, officers, employees and service providers of the Corporation and its subsidiaries, as designated from time to time by the Board of the Corporation (the “Beneficiaries”), so as to encourage them to promote the business and affairs of the Corporation to the best of their abilities. Under the Option Plan, the Beneficiaries are granted, by means of stock options, the right to purchase common shares of the Corporation (“Common Shares”) for cash. The Option Plan provides that the Board may grant options to Beneficiaries on terms that the Board may determine within the limitations defined in the Option Plan, including terms with respect to the vesting of options granted.

The maximum number of shares reserved for issuance under the Option Plan is 33,434,585, which represents approximately 4.71% of the total number of Common Shares issued and outstanding as of December 31, 2017. On March 22, 2018, the Board of Directors approved an amendment to the Option Plan in order to increase the maximum number of Common Shares reserved for issuance thereunder. See section “Amendment to the Stock Option Plan” on page 12 as well as Schedule “B” for additional information.

On March 22, 2018, the Board of Directors modified the Option Plan to mainly clarify the dispositions related to the non-executive directors’ participation limit. Shareholder approval is not required for such amendment given that the Board of Directors has the full power and authority to amend the Option Plan with respect to any limitation of conditions on participation in the Option Plan. To that effect, the aggregate value of the participation in equity plans of any one non-executive director in any 12-month period shall not exceed $150,000 CAD at the date of grant, of which no more than $100,000 CAD can be provided in the form of stock options. Other minor amendments were brought to the Option Plan to clarify certain dispositions, which do not require shareholders’ approval as per the provisions related to the amendments of the plan under the Option Plan.

Burn Rate

The stock options granted to eligible employees of Prometic resulted in the following annual burn rate8 in each of the last three financial years: 2017:0.57%; 2016: 0.50%; 2015: 0.55%.

Limitation

i.	The total number of Common Shares to be optioned under the Option Plan to any one individual shall not exceed five percent (5%) of the total of the issued and outstanding Shares;

ii.	The total number of Common Shares to be optioned shall not exceed the number of Common Shares reserved for issuance under the Option Plan;

iii.

The total number of Shares i) issued to Insiders of Prometic within any one-year period, and ii) issuable to Insiders of Prometic, at any time, under the Option Plan or when combined with all other security based compensation arrangements of Prometic (collectively, the “Share-Based Plans”), cannot exceed ten percent (10%) of the issued and outstanding Common Shares; and

iv.

The total number of Common Shares issued to any one Insider under the Share-Based Plans (less Common Shares already issued as compensation to Insiders) within a one-year period shall not exceed five percent (5%) of the Common Shares outstanding on the date of issuance of such Shares.

[8]

The burn rate is calculated by dividing the number of stock options granted during the relevant financial year by the weighted average number of Common Shares outstanding for the applicable financial year.

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Granting Procedures

Under the Compensation Policy, options to purchase Common Shares are granted to all new employees, including executives, on commencement of employment. The number of options so granted will vary depending on the employee’s position and responsibilities within the Corporation.

Subject to the number of Common Shares available for issuance under the Option Plan and to applicable regulations, stock options are granted annually to executives by the Board based upon recommendation by the HR and Compensation Committee. The purpose of these annual grants is i) to motivate and retain executives, to sustain a commitment to long-term profitability and to maximize shareholder value and ii) to recognize and reward individual performance.

The President and CEO assists the HR and Compensation Committee in determining the number of options granted to the Named Executives Officers (the “NEOs”). The number of options granted is determined based on the NEO’s position and responsibility level in the Corporation and the President and CEO’s assessment of the overall performance of each NEO for the previous financial year, without taking into account the number of options already held by such NEO.

The number of options to be granted to the President and CEO is recommended by the HR and Compensation Committee and approved by the Board.

The strike price, the vesting conditions and the terms of options are determined by the Board at the time of the grant each year, upon recommendation by the HR and Compensation Committee.

Option Price

The Board of the Corporation has the authority under the Option Plan to establish the option price at the time each option is granted, which may not be less than the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the last five (5) trading days immediately preceding the day on which the option is granted, which is outside of a blackout period. The volume-weighted average trading price of the Common Shares is calculated by dividing the total value by the total volume of Common Shares traded for the relevant period.

Vesting and Term

Under the Option Plan, the period during which an option is exercisable shall not, subject to the provisions of the Plan, exceed ten (10) years from the date the option is granted. In the absence of any other specifications made by the Board at the time of the grant, an option shall expire five (5) years following its date of grant.

Should the expiration of the term of an option or the exercise period fall within a period during which designated employees of the Corporation cannot trade the Common Shares pursuant to the Corporation’s insider trading policy which is in effect at that time, the Option Plan provides that such expiration date or exercise period shall be automatically extended without any further act or formality to that date which is the tenth (10th) business day after the end of the blackout period, such tenth (10th) business day to be considered the expiration of the term of such option for all purposes under the Option Plan, and said “ten business day period” may not be extended by the Board.

November 2012 to May 2017

All options granted by the Corporation between November 12, 2012 and May 18, 2017 under the Option Plan have a five year term. These options granted under the Option Plan may be exercised in whole or in part within the periods stipulated by the Board or, failing such stipulation, on a cumulative basis staggered over a five-year period at a rate of twenty-five percent (25%) per annum calculated from the date the options are granted.

Since May 2017

All options granted by the Corporation after May 18, 2017 under the Option Plan have a ten year term to better reflect the long term developing cycle of our therapeutics and provide an ability for executives to focus on longer-term value creation.

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Tax

Under the Option Plan, each optionee shall be responsible for paying all income and other taxes applicable to transactions involving the options, including, without limitation, any taxes payable on exercise of the options, the sale or other disposition of the Corporation’s Shares, or other distributions paid on the Common Shares.

Effect of Termination

The provisions of the Option Plan provide that:

i.

if a Beneficiary ceases to be an eligible person under the Option Plan for any reason whatsoever other than death, termination for cause or retirement at normal retirement age in the country of residence of the optionee or resignation, each vested option held by such Beneficiary will cease to be exercisable upon expiration of the term of the option, unless otherwise determined by the Board, by resolution;

ii.

if a Beneficiary dies, his legal successor may exercise the Beneficiary’s vested options prior to the expiration of the term of the options. Upon an optionee’s resignation of employment, any vested options shall be exercisable within ninety (90) days following such resignation or prior to the expiration of the term option, whichever occurs earlier;

iii.

upon termination of employment for cause or a Beneficiary being removed from office as a director for cause or disqualified by law, any vested and unvested option granted to him shall terminate forthwith; and

iv.

upon an optionee ceasing to be a director or officer of the Corporation other than by reason of his being removed or becoming disqualified from a director or officer by law, any vested options granted to such optionee may be exercised prior to the expiration of the term of the option and such option shall vest, pro rata to his time served on the Board, on a quarterly basis and become fully vested after a year.

Non-assignability of Options

Each option granted hereunder is personal to the optionee and shall not be assignable or transferable by the optionee, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased optionee.

No option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity; each option granted hereunder may be exercised only the optionee.

Amendments, Suspension and Discontinuation of the Option Plan

The Board shall have full power and authority to amend, suspend or discontinue the Option Plan at any time, or the terms of any previously granted option, without obtaining shareholder approval, including without limitations, the following type of amendments:

i.	any limitation of conditions on participation in the Option Plan (other than to the eligibility for participation);

ii.

any amendment to any terms upon which options may be granted and exercised, including but not limited to, the terms relating to the amount and payment of the option price, vesting, expiry and adjustment of options, or the addition or amendment of terms relating to the provision of financial assistance to optionees or of any cashless exercise features;

iii.

any amendment to the Option Plan to permit the granting of deferred or restricted share units under the Plan or to add or to amend any other provisions which would result in Beneficiaries receiving securities of the Corporation while no cash consideration is received by the Corporation;

iv.	any change that is necessary or desirable to comply with applicable laws, rules or regulations or any stock exchange on which the shares of the Corporation are listed;

v.	any correction or rectification of any ambiguity, defective provision, error or omission in the Option Plan;

vi.	any amendment to the definitions contained in the Option Plan and any other amendments of a clerical nature; and

vii.	any amendment to the terms relating to the administration of the Option Plan

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provided that such amendments to the terms of any previously granted option may not lead to significant or unreasonable dilution in the Corporation’s outstanding securities or provide additional benefits to eligible Beneficiaries, especially insiders, at the expense of the Corporation and its existing security holders, in which case approval of the shareholders of the Corporation must be obtained.

The prior approval of the holders of a majority of the votes attached to all shares of the Corporation is required if the amendments relate to the following:

i.

any amendment to increase the maximum number of Common Shares issuable under the Option Plan, except for adjustments in the event that such Common Shares are subdivided, consolidated, converted or reclassified by the Corporation or that any other action of a similar nature affecting such Common Shares is taken by the Corporation;

ii.	any amendment to reduce the exercise price or purchase price of any option;

iii.	any amendment to extend the term of any option;

iv.	any amendment to make a change to the class of persons eligible to participate under the Option Plan; and

v.	any amendment which would permit any option granted under the Option Plan to be transferable or assignable other than by will or under succession laws (estate settlement)

provided that Common Shares held directly or indirectly by insiders benefiting from the amendments in (ii) and (iii) shall be excluded when obtaining such shareholder approval.

Adjustment to Common Shares Subject to the Option Plan

In the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Common Shares or any part thereof shall be made to all holders of Common Shares, Corporation shall have the right, upon written notice thereof to each optionee holding options under the Option Plan, to permit the exercise of all such options within the thirty day period next following the date of such notice and to determine that upon the expiration of such thirty day period, all rights of optionees to such options or to exercise same (to the extent not therefore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

The text of the Corporation’s Stock Option Plan can be found on SEDAR at www.sedar.com.

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Schedule “D”

Restricted Share Unit Plan

Increase of Maximum Number of Common Shares

Reserved for Issuance

“BE IT RESOLVED THAT:

1

the Amendment to the Restricted Share Unit Plan approved by the Board of Directors on March 22, 2018, be and it is hereby approved, ratified and confirmed so as to increase the maximum number of Common Shares reserved for issuance under the Restricted Share Unit Plan by 10,800,000 Common Shares from 27,560,248 to 38,360,248; and

2

the Board of Directors of the Corporation be and is hereby authorized, without further notice, to cause all measures to be taken, such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.”

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Schedule “E”

Summary of RSU Plan

The Corporation has put in place a restricted share unit plan (the “RSU Plan”) to enhance the Corporation’s ability to attract and retain talented individuals to serve as executive officers or in key management positions within the Corporation and of its Subsidiaries, to reward these participants and to promote an alignment of interests between such participants and the shareholders of the Corporation. The Restricted Share Units (“RSUs”) granted under the RSU Plan may vest solely based on time or on the achievement of future performance conditions. The performance-based RSUs are tied to achievement of certain strategic objectives over a three-year period. The three year period starts from the 1st day of the financial year during which a grant is made to the last day of the second financial year following the financial year during which a grant has been made (a “Cycle”). In 2017, 75% of the RSUs granted under the RSU Plan were based on performance conditions and 25% were time-based.

The maximum number of shares reserved for issuance under the RSU Plan is 27,560,248, which represents approximately 3.88% of the total number of Common Shares issued and outstanding as of December 31, 2017. On March 22, 2018, the Board of Directors approved an amendment to the RSU Plan in order to increase the maximum number of Common Shares reserved for issuance thereunder. See section “Amendment to the Restricted Share Unit Plan” on page 12 as well as Schedule “D” for additional information.

On March 22, 2018, the Board of Directors modified the RSU Plan to mainly clarify the dispositions related to the vesting conditions of the RSUs as well as the effect of termination of employment. Shareholder approval is not required for such amendment given that the Board of Directors has the full power and authority to amend the RSU Plan with respect to any limitation of conditions on participation in the Plan as well as any amendment to any terms upon which RSUs may be granted and exercised, including the vesting conditions. Other minor amendments were brought to the RSU Plan to clarify certain dispositions, which do not require shareholders’ approval as per the provisions related to the amendments of the plan under the RSU Plan.

Burn Rate

The RSUs granted to eligible employees of Prometic resulted in the following annual burn rate9 in each of the last three financial years: 2017: 0.86%; 2016: 0.45%; 2015:0.72%.

Eligible Participants

Under the RSU Plan, the “Participants” are the, chief executive officer (“CEO”), the chief operating officer, the chief financial officer, the chief legal officer, the chief medical officer, any vice-presidents, employee directors or employee director-level executives and any other officers or management members of the Corporation, or of a Subsidiary, who have been granted RSUs as designated in writing by the Human Resources and Compensation Committee, upon the recommendation of the CEO and subject to the Board’s approval. Non-executive members of the Board are not eligible to be Participants for the purposes of the RSU Plan.

The Board shall have, at all times, the power to cancel, annul, rescind or otherwise remove a participant’s designation or position as qualifying as a Participant under the RSU Plan. For greater certainty, such action by the Board shall not affect any RSUs already credited to such individual’s account.

[9]

The burn rate is calculated by dividing the number of RSUs granted during the relevant financial year by the weighted average number of Common Shares outstanding for the applicable financial year. The burn rate for 2017 has been determined assuming that all objectives will be met at 100% (should the maximum performance multiplier (150%) be achieved, the burn rate would be 1.12%).

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Limitation

The maximum percentage of Common Shares issuable to Insiders (as such term is defined in the RSU Plan) under the RSU Plan and any other share compensation arrangements of the Corporation, at any time, is ten percent (10%) of the issued and outstanding Common Shares. The percentage of Common Shares issued to insiders of the Corporation within any one-year period, under all security-based compensation plans, cannot, in the aggregate, exceed ten percent (10%) of the issued and outstanding Common Shares of the Corporation.

Vesting and Term

Time-Based Vesting. Each RSU may vest and may be eligible for conversion and release at the rate of 33 1/3 % on each December 31st within the Cycle. The Board may, in its discretion, permit the immediate vesting, and conversion, of all or any portion of an unvested RSU.

Conditions-Based Vesting: RSUs granted prior to May 10, 2017. At each regular Board meeting, the Board shall determine which vesting conditions of any previously granted RSUs were achieved. The relevant RSUs for which the vesting conditions were deemed to be achieved by the Board will become vested, in whole or in part, based on the level of achievement of said vesting conditions, and will be eligible for conversion and release.

Conditions-Based Vesting: RSUs granted on or after May 10, 2017. At the end of each Cycle, the Board shall determine which vesting conditions of RSUs granted were achieved. The relevant RSUs for which the vesting Conditions were deemed to be achieved by the Board will become vested, in the percentage determined by the Board based on the level of achievement of said vesting conditions, and will be eligible for conversion and release.

Regardless of the timing when RSUs were granted, the Board has until the 31st day of March following the end of a Cycle, or 90 days following an Expiration Date (as defined in the RSU Plan), to determine which vesting conditions were achieved under the relevant Cycle or grant period (if the RSUs were granted outside of a Cycle). RSUs in respect of which the vesting conditions are not deemed to be met by these deadlines shall be automatically cancelled, unless determined otherwise by the Board.

Conversion and Release

The Participant is entitled to receive, with respect to such portion of the RSU which has vested, an amount equal to one Common Share for each RSU (the “Payout Amount”). The Payout Amount shall be satisfied by the issuance from treasury of a number of Common Shares equal to the Payout Amount, subject to any required regulatory authorities’ approval. Said Common Shares may be sold on the open market at the Participant’s discretion.

Tax

Each Participant shall be responsible for paying all income and other taxes applicable to transactions involving the RSUs held by the Administrative agent (as defined in the RSU Plan) on his or her behalf, including, without limitation, any taxes payable on conversion and release of the RSUs, the sale or other disposition of the Common Shares, and dividends (whether cash or otherwise) or other distribution paid on the Common Shares.

Effect of Termination

The provisions of the RSU Plan provide that:

i.

in the case of a Participant’s Termination (as defined in the RSU Plan) before the end of a Cycle or before the Expiration Date (as defined in the RSU Plan), other than a Participant’s death or Long-Term Disability (as defined in the RSU Plan) and other than for just cause or by resignation of a Participant, all vested RSUs shall be converted and released no later than 90 days following the termination date. All unvested RSUs shall be cancelled as at the date of termination.

ii.

in the case of a Participant’s Termination (as defined in the RSU Plan) because of death after the end of the second year of a Cycle or before the Expiration Date (as defined in the RSU Plan), or if such Participant is deemed to be on Long-Term Disability (as defined in the RSU Plan) after the end of the second year of such Cycle, or before such Expiration Date (as defined in the RSU Plan), the RSUs will continue

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to remain in force until the end of the Cycle, or until the Expiration Date (as defined in the RSU Plan), and will be eligible for vesting and ultimately for conversion and release, for a period of 90 days following the end of such Cycle or such Expiration Date (as defined in the RSU Plan), provided that the vesting conditions have been met at the end of such Cycle or at such Expiration Date (as defined in the RSU Plan).

iii.

in the case of a Participant’s Termination (as defined in the RSU Plan) for just cause or a Participant resigning from his position, all RSUs shall be cancelled immediately as of the date on which the Participant is advised of the Termination (as defined in the RSU Plan), or as of the Participant’s effective resignation date, without taking into account any applicable notice period or severance payments made in lieu of such notice.

Transferability of RSUs

The rights and interests of a Participant in respect of the RSUs held in such Participant’s account shall not be transferable or assignable other than by will or the laws of succession to the executor, liquidator, administrator or trustee of the estate of the Participant or, subject to applicable law, to a dependent or relation, including without limitation a spouse of the Participant.

Successors and Assigns

The RSU Plan shall be binding on all successors and assigns of the Corporation and a Participant, including without limitation, the estate of such Participant and the executor, liquidator, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

Amendments, Suspension and Discontinuation of the RSU Plan

The Board shall have full power and authority to amend, suspend or discontinue the RSU Plan at any time, or the terms of any previously granted RSUs, without obtaining shareholder approval (except as indicated below), including without limitations, the following type of amendments:

i.	any limitation of conditions on participation in the RSU Plan (other than relating to the eligibility for participation);

ii.

any amendment to any terms upon which RSUs may be granted and exercised, including but not limited to, the vesting conditions; any change that is necessary or desirable to comply with applicable laws, rules or regulations or any stock exchange on which the Common Shares of the Corporation are listed;

iii.	any correction or rectification of any ambiguity, defective provision, error or omission in the RSU Plan;

iv.	any amendment to the definitions contained in the RSU Plan and any other amendments of a clerical nature; and

v.	any amendment to the terms relating to the administration of the RSU Plan provided that such amendments to the terms of any previously granted RSUs may not lead to significant or unreasonable dilution in the Corporation’s outstanding Common Shares or provide additional benefits to eligible Participants, especially insiders, at the expense of the Corporation and its existing security holders, in which case approval of the shareholders of the Corporation must be obtained.

The prior approval of the holders of a majority of the votes attached to all Common Shares of the Corporation is required if the amendments relate to the following:

i.

any amendment to increase the maximum number of Common Shares issuable under the RSU Plan, except for adjustments in the event that such Common Shares are subdivided, consolidated, converted or reclassified by the Corporation or that any other action of a similar nature affecting such Common Shares is taken by the Corporation;

ii.	any amendment to make a change to the class of persons eligible to participate under the RSU Plan; and

iii.

any amendment which would permit any RSUs granted under the RSU Plan to be transferable or assignable other than by will or under succession laws (estate settlement) provided that Common Shares held directly or indirectly by insiders benefiting from the foregoing amendments shall be excluded when obtaining such shareholder approval.

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Adjustment to Common Shares to the RSU Plan

In the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than with a wholly-owned Subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Common Shares or any part thereof shall be made to all holders of Common Shares, the Corporation shall have the right, upon written notice thereof to each Participant holding RSUs under the RSU Plan, to permit the conversion and release of all such RSUs within the thirty (30) day period next following the date of such notice and to determine that upon the expiration of such thirty (30) day period, all rights of Participants to convert such RSUs shall ipso facto terminate and cease to have any further force or effect whatsoever.

The text of the Corporation’s RSU Plan can be found on SEDAR at www.sedar.com.

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Schedule “F”

Share Consolidation

“BE IT RESOLVED, AS A SPECIAL RESOLUTION:

1

THAT pursuant to the Canada Business Corporations Act, the articles of the Corporation be amended to consolidate all of the issued and outstanding Common Shares, such that the trading price of the post-consolidation Common Shares is at a minimum of US$10 per post-consolidation Common Share calculated based on the 5-day volume weighted average trading price of the Common Shares (or such consolidation ratio that will permit the Corporation to meet its objectives with respect to a potential secondary listing on the Nasdaq Stock Exchange), effective as at the discretion of the Board;

2

THAT the Board of Directors be and it is hereby authorized to revoke, without further approval of the shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the shareholders of same, if determined, in the Board of Directors’ sole discretion to be in the best interest of the Corporation; and

3

THAT any director or officer be and is hereby authorized and directed to execute on behalf of the Corporation, and to deliver or to cause to be delivered all such documents, agreements and instruments, including articles of amendment, and to do and to cause to be done all such other acts or things as he shall determine to be necessary or desirable to carry out the intent of this special resolution.”

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Schedule “G”

Renewal of the Shareholder Rights Plan

“BE IT RESOLVED THAT:

1

the Shareholder Rights Plan evidenced by the Fourth Amended and Restated Shareholder Rights Plan Agreement dated as of March 22, 2018 between the Corporation and Computershare Investor Services Inc., as Rights Agent, be and is hereby ratified, reconfirmed and approved for a period ending on the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2021, as substantially described in the Corporation’s management information circular dated March 22, 2018;

2

any officer or director of the Corporation be, and each is hereby authorized, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this Resolution, including compliance with all securities laws and regulations.”

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Schedule “H”

Summary of 2018 Shareholder Rights Plan

Below is a summary of the Rights Plan and of the proposed amendments. The full text of the resolution reconfirming and approving the Rights Plan is reproduced in Schedule “G” of this management information circular.

Purpose of the Rights Plan

The recent Legislative Amendments address some of the concerns that rights plans were originally designed to address, particularly as they relate to providing the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over is made for the Corporation.

However, the recent Legislative Amendments do not address the risk of a “creeping bid” (where a person may acquire a controlling position in a company in reliance on exemptions from the take-over bid rules, without having to make a takeover bid to all shareholders and without having to pay a control premium). The Board of Directors continues to believe that a rights plan is still in the best interests of the Corporation to provide protection against certain actions that could result in unequal treatment of shareholders under Canadian securities laws, including the following: (i) a person could acquire effective control of the Corporation under one or more private agreements at a premium to the market price, resulting in a change of control transaction without the payment of a premium to all shareholders, (ii) a person could slowly accumulate Common Shares through stock exchange acquisitions over time, resulting in an acquisition of effective control without payment of fair value for control, (iii) a person seeking to acquire control of the Corporation could enter into agreements with shareholders who, together with the acquiror, hold more than 20% of the outstanding Common Shares, irrevocably committing such holders to tender their Common Shares to a take-over bid, the effect of which would be to significantly hamper, if not terminate, any reasonable prospect for the Board of Directors to run a value enhancing auction process, and (iv) it may be possible for a person to engage in transactions outside of Canada without regard to the take-over bid protections of Canadian securities laws.

The Rights Plan encourages a potential bidder to proceed either by way of a Permitted Bid (as described below), which requires the take-over to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors.

The following is a summary of the Rights Plan, which summary is qualified in its entirety by reference to the terms of the Rights Plan. The text of the Rights Plan can be found at www.sedar.com or is available upon request, free of charge, from the Corporate Secretary or from Computershare Trust Company of Canada at the following addresses:

Prometic Life Sciences Inc.	Computershare Trust Company of Canada
440 Armand-Frappier Blvd., Suite 300	1500 Robert-Bourassa Boulevard, 7th Floor
Laval, Québec, H7V 4B4	Montreal, Québec H3A 3S8

Capitalized terms used in this summary and that are not otherwise defined have the same meaning given to them in the Rights Plan.

Issue of Rights

Under the Corporation’s shareholder rights plan, as amended and restated, (the “2018 Rights Plan”), one right (a “Right”) will be issued and attached to each outstanding Common Share. One Right will also be issued and attached to each Common Share issued after the effective date of the 2018 Rights Plan, subject to the limitations set forth in the 2018 Rights Plan. The Rights are not exercisable until the Separation Time.

Acquiring Person

An Acquiring Person is a person that beneficially owns 20% or more of the outstanding Common Shares. An Acquiring Person does not, however, include the Corporation or any subsidiary of the Corporation, or any person that becomes the beneficial owner of 20% or more of the Common Shares as a result of certain exempt transactions. Investment managers (for client accounts), trust companies and pension funds (acting in their capacity as trustees and administrators) are not Acquiring Persons, provided that they are not making, or are not part of a group making, a take-over bid.

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Rights Exercise Privilege

The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a takeover bid permitted by the Rights Plan (a “Permitted Bid”) or pursuant to another exemption available under the Rights Plan, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person and any person acting jointly or in concert with the Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten Trading Days after the occurrence of the Flip-in Event: (i) the Rights will become exercisable; (ii) the Rights will separate from the Common Shares; and (iii) each Right shall constitute the right for the holder thereof, other than an Acquiring Person and any person acting jointly or in concert with the Acquiring Person, to purchase from the Corporation that number of Common Shares having an aggregate Market Price on the date of occurrence of such Flip-in Event equal to twice the Exercise Price (as described in the following paragraph), for an amount equal in cash to the Exercise Price, subject to certain anti-dilution adjustments, in effect providing for a 50% discount relative to the Market Price. For example, if on the date of occurrence of the Flip-in Event, the Market Price of a Common Share is $10, the Exercise Price would be $50 and a holder of a Right would be entitled to purchase ten Common Shares (twice the Exercise Price divided by the Market Price, or (2 x $50) ÷ $10 = 10 Common Shares) for an aggregate exercise price of $50.

The Rights will also separate from the Common Shares and will be exercisable ten Trading Days (the “Separation Time”) after a person has commenced, or announced its intention to commence a take-over bid, to acquire 20% or more of the Common Shares, other than by an acquisition pursuant to a Permitted Bid or pursuant to another exemption available under the Rights Plan. The Exercise Price is an aggregate dollar amount equal to the Market Price of the Common Shares, determined as at the Separation Time, multiplied by five. For example, if as at the Separation Time, the Market Price per Common Share is $10, the Exercise Price would be $50.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per Common share on a diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may incur substantial dilution of their shareholdings.

Prior to the Separation Time, the Rights will be evidenced either by a legend imprinted on certificates for Common Shares issued after the effective date of the 2018 Rights Plan or by book entry notation. Rights are also attached to shares outstanding prior to such date, although share certificates will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the attached Common Shares. From and after the Separation Time, the Rights may be evidenced by Rights certificates or in book entry form, and will be transferable and tradable separately from the Common Shares.

Permitted Bids and Competing Permitted Bids

The requirements for a Permitted Bid include the following:

(i)	The take-over bid must be made by way of a take-over bid circular;

(ii)	The take-over bid must be made to all registered holders of Common Shares, other than the Offeror;

(iii)

The take-over bid must be outstanding for a minimum period of 105 days, or such shorter minimum period as provided for in National Instrument 62-104, and Common Shares tendered pursuant to the take-over bid

(iv)

may not be taken up prior to the expiry of the 105-day period (or applicable shorter period) and then only if, at such time, more than 50% of the Common Shares (other than those owned by the bidder on the date of the takeover bid) have been tendered to the take-over bid and not withdrawn; and

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(v)

if more than 50% of the Common Shares (other than those owned by the bidder on the date of the take-over bid) are tendered to the take-over bid within the 105-day period (or applicable shorter period), the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Common Shares for an additional ten days from the date of such announcement.

The Rights Plan provides that a competing Permitted Bid (a “Competing Permitted Bid”) made while a Permitted Bid is in existence will not trigger a Flip-in-Event. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid, except that no Common Shares can be taken up prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open pursuant to National Instrument 62-104 after the date of the take-over bid constituting the Competing Permitted Bid.

Lock-up Agreements

A bidder may enter into lock-up agreements (“Permitted Lock-up Agreements”) with shareholders of the Corporation (“Locked-up Persons”) whereby such Locked-up Persons agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without a Flip-in Event occurring. More specifically, a person will not be deemed to Beneficially Own any Common Share because the Common Share has been agreed to be tendered pursuant to a Permitted Lock-up Agreement until the earlier of the tendered share being taken up or paid for. Any Permitted Lock-up Agreement must allow the Locked-up Person to withdraw his Common Shares to tender to another take-over bid or to support another transaction (i) at a price per Common Share that exceeds the price per Common Share offered under the Lock-up Bid, or (ii) at an offering price that exceeds the Lock-up Bid offering price by a specified minimum amount not exceeding 7% of the Lock-up Bid offering price. A Permitted Lock-up Agreement may nevertheless contain a right of first refusal or require a period of delay to give a bidder an opportunity to match a higher price in another transaction, so long as such limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares in sufficient time to tender to another take-over bid or to support another transaction.

Copies of Permitted Lock-up Agreements must be made available to the Corporation and to the public. Furthermore, all Permitted Lock-up Agreements must also provide that, if a Locked-up Person fails to deposit or tender his/her Common Shares to the Lock-up Bid, or withdraws Common Shares previously tendered to the Lock-up Bid in order to deposit such Common Shares to another take-over bid or to support another transaction, no break-up fees or other penalties can be required of such Locked-up Person where such penalties, in the aggregate, exceed the greater of (i) 2.5% of the price or value payable under the Lock-up Bid to the Locked-up Person and (ii) 50% of the amount by which the price or value payable to the Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid.

Waiver and Redemption

Subject to the approval of holders of Common Shares, the Board of Directors, acting in good faith, may at any time prior to the occurrence of a Flip-in Event, and upon prior written notice delivered to the Rights Agent, that would occur by reason of an acquisition of Common Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Common Shares (or otherwise as outlined in the paragraph below), waive the application of the 2018 Rights Plan to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall postpone the Separation Time to a date subsequent to and not more than 10 business days following the meeting of shareholders called to approve such waiver.

The Board may also, prior to the occurrence of a Flip-In Event, waive the application of the 2018 Rights Plan to a particular Flip-In Event which would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities legislation to all holders of Common Shares. In such event, the Board shall also be deemed to have waived the application of the 2018 Rights Plan to any other Flip-In Event occurring as a result of any other take-over bid made under a circular prepared in accordance with applicable securities legislation to all holders of Common Shares prior to the expiry of any take-over bid for which the 2018 Rights Plan has been waived or deemed to have been waived.

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The Board of Directors may also waive the application of the 2018 Rights Plan to a Flip-in Event, if the Board of Directors has determined that a person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person, and that Acquiring Person has reduced its beneficial ownership of Common Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 30 days or such earlier or later date as determined by the Board of Directors) such that at the time the waiver becomes effective it is no longer an Acquiring Person, and in the event of such waiver, the Flip-in Event will be deemed to have never occurred.

All other waivers require approval of the holders of Common Shares, or holders of Rights if after the Separation Time.

Subject to the approval of holders of Common Shares or Rights, as applicable, the Board of Directors may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at $0.00001 per Right, appropriately adjusted for anti-dilution as set out in the Rights Plan.

Supplements and Amendments

The Corporation may from time to time supplement or amend the 2018 Rights Plan without the approval of any holders of Rights or Common Shares to correct any clerical or typographical error, or to maintain the validity or effectiveness of the 2018 Rights Plan as a result of a change in any applicable legislation or regulations or rules thereunder. Any amendments made by the Corporation as a result of a change in any applicable legislation or regulations or rules thereunder shall be submitted to the holders of Common Shares or Rights holders, as applicable, for ratification not later than on the date of the next meeting of shareholders.

Subject to the approval of the holders of Common Shares or Rights, as applicable, the Corporation may also, at any time after the Meeting, supplement or amend the 2018 Rights Plan for any other purpose (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

Expiration Time

If the 2018 Rights Plan is reconfirmed and approved at the Meeting, the 2018 Rights Plan will remain in force until the new Expiration Time, being the earlier of the Termination Time (the time at which the right to exercise Rights (as defined below) terminates pursuant to the Rights Plan) and the close of business on the date of the annual meeting of shareholders of the Corporation to be held in 2021.

Effect on Duties of Board

The 2018 Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith keeping in mind the best interests of the Corporation and its shareholders. The Board will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate if and when a take-over bid is made for the Corporation, whether it constitutes a Permitted Bid or not.

Rights Agent

Computershare Trust Company of Canada

Rightholder not a Shareholder

Until a Right is exercised, the holder thereof as such will have no rights as a shareholder of the Corporation.

Proposed Amendments

The Rights Plan has been amended to reflect the Legislative Amendments, to clarify certain provisions and to reflect current market practice. The amendments will become effective only at the time of reconfirmation and approval of the Rights Plan by the shareholders of the Corporation at the Meeting. The following is a summary of the amendments of a more substantive nature, which summary is qualified in its entirety by reference to text of the Rights Plan:

•

the minimum period that a take-over bid must remain open for the bid to constitute a “Permitted Bid” that does not trigger the separation of the Rights under the Rights Plan was amended from 60 to 105 days (or such shorter period as permitted by legislation) to align with the Legislative Amendments;

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•	the minimum period that a “Competing Permitted Bid” must remain open was amended to be the applicable period required by the Legislative Amendments;

•

the definition of “Beneficial Ownership” was amended to exclude securities that a person may have a right to acquire pursuant to an amalgamation, merger, arrangement agreement, business combination or similar transaction that requires prior shareholder approval;

•

the definition of “Exempt Acquisition” was expanded to include acquisitions made as an intermediate step in a series of related transactions, provided that the Common Shares are then distributed out to the acquiror’s security holders within ten days of the acquisition; and

•	amendments were made to permit book-entry form registration of Rights.

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Schedule “I”

Renewal of the Spin-Off Shareholder Rights Plan

“BE IT RESOLVED THAT:

1

the Spin-Off Shareholder Rights Plan evidenced by the Amended and Restated Spin-Off Shareholder Rights Plan Agreement dated as of March 22, 2018 between the Corporation, Computershare Investor Services Inc., as Rights Agent, and three of the Corporation’s wholly-owned subsidiaries, Prometic Biosciences Inc., Prometic Bioproduction Inc. and Prometic Biotherapeutics Inc, be, and it is hereby, ratified, reconfirmed and approved for a period ending on the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2021, as substantially described in the Corporation’s management information circular dated March 22, 2018; and

2

any officer or director of the Corporation be, and each is hereby authorized, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this Resolution, including compliance with all securities laws and regulations.”

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Schedule “J”

Summary of 2018 Spin-Off Shareholder Rights Plan

Below is a summary of the Spin-Off Rights Plan and of the proposed amendments. The full text of the resolution reconfirming and approving the Spin-Off Rights Plan is reproduced in Schedule “I” of this management information circular.

Purpose of the Spin-Off Rights Plan

The recent Legislative Amendments address some of the concerns that rights plans were originally designed to address, particularly as they relate to providing the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over is made for the Corporation.

However, the recent Legislative Amendments do not address the risk of a “creeping bid” (where a person may acquire a controlling position in a company in reliance on exemptions from the take-over bid rules, without having to make a takeover bid to all shareholders and without having to pay a control premium). The Board of Directors continues to believe that a rights plan is still in the best interests of the Corporation to provide protection against certain actions that could result in unequal treatment of shareholders under Canadian securities laws, including the following: (i) a person could acquire effective control of the Corporation under one or more private agreements at a premium to the market price, resulting in a change of control transaction without the payment of a premium to all shareholders, (ii) a person could slowly accumulate Common Shares through stock exchange acquisitions over time, resulting in an acquisition of effective control without payment of fair value for control, (iii) a person seeking to acquire control of the Corporation could enter into agreements with shareholders who, together with the acquiror, hold more than 20% of the outstanding Common Shares, irrevocably committing such holders to tender their Common Shares to a take-over bid, the effect of which would be to significantly hamper, if not terminate, any reasonable prospect for the Board of Directors to run a value enhancing auction process, and (iv) it may be possible for a person to engage in transactions outside of Canada without regard to the take-over bid protections of Canadian securities laws.

The Spin-Off Rights Plan encourages a potential bidder to proceed either by way of a Permitted Bid (as described below), which requires the take-over to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors.

The following is a summary of the Spin-Off Rights Plan, which summary is qualified in its entirety by reference to the terms of the Spin-Off Rights Plan. The text of the Spin-Off Rights Plan can be found at www.sedar.com or is available upon request, free of charge, from the Corporate Secretary or from Computershare Trust Company of Canada at the following addresses:

Prometic Life Sciences Inc.	Computershare Trust Company of Canada
440 Armand-Frappier Blvd., Suite 300	1500 Robert-Bourassa Boulevard, 7th Floor
Laval, Québec, H7V 4B4	Montreal, Québec H3A 3S8

Capitalized terms used in this summary and that are not otherwise defined have the same meaning given to them in the Spin-Off Rights Plan.

Issue of Rights

Under the Corporation’s shareholder spin-off rights plan, as amended and restated, (the “2018 Spin-Off Rights Plan”), one right (a “Right”) will be issued and attached to each outstanding Common Share. One Right will also be issued and attached to each Common Share issued after the effective date of the 2018 Spin-Off Rights Plan, subject to the limitations set forth in the 2018 Spin-Off Rights Plan. The Rights are not exercisable until the Separation Time.

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Acquiring Person

An Acquiring Person is a person that beneficially owns 20% or more of the outstanding Common Shares. An Acquiring Person does not, however, include the Corporation or any subsidiary of the Corporation, or any person that becomes the beneficial owner of 20% or more of the Common Shares as a result of certain exempt transactions. Investment managers (for client accounts), trust companies and pension funds (acting in their capacity as trustees and administrators) are not Acquiring Persons, provided that they are not making, or are not part of a group making, a take-over bid.

Rights Exercise Privilege

The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a takeover bid permitted by the Spin-Off Rights Plan (a “Permitted Bid”) or pursuant to another exemption available under the Spin-Off Rights Plan, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person and any person acting jointly or in concert with the Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten Trading Days after the occurrence of the Flip-in Event: (i) the Rights will become exercisable; (ii) the Rights will separate from the Common Shares; and (iii) each Right shall constitute the right for the holder thereof, other than an Acquiring Person and any person acting jointly or in concert with the Acquiring Person, to purchase from the Corporation will entitle the holder to purchase a unit comprised of one Class A common share of Prometic Biosciences Inc. (“PBI”), one Class a common share of Prometic Bioproduction Inc. (“PBP”) and one common stock of Prometic Biotherapeutics Inc. (“PBT”) for an Exercise Price (as defined in the 2018 Spin-Off Rights Plan) equal to $0.00001, unless the application of the 2018 Spin-Off Rights Plan is waived by the Board of Directors, where applicable.

The Rights will also separate from the Common Shares and will be exercisable ten Trading Days (the “Separation Time”) after a person has commenced, or announced its intention to commence a take-over bid, to acquire 20% or more of the Common Shares, other than by an acquisition pursuant to a Permitted Bid or pursuant to another exemption available under the Spin-Off Rights Plan. The Exercise Price is an aggregate dollar amount equal to the Market Price of the Common Shares, determined as at the Separation Time, multiplied by five. For example, if as at the Separation Time, the Market Price per Common Share is $10, the Exercise Price would be $50.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per Common share on a diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may incur substantial dilution of their shareholdings.

Prior to the Separation Time, the Rights will be evidenced either by a legend imprinted on certificates for Common Shares issued after the effective date of the 2018 Spin-Off Rights Plan or by book entry notation. Rights are also attached to shares outstanding prior to such date, although share certificates will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the attached Common Shares. From and after the Separation Time, the Rights may be evidenced by Rights certificates or in book entry form, and will be transferable and tradable separately from the Common Shares.

Permitted Bids and Competing Permitted Bids

The requirements for a Permitted Bid include the following:

(i)	The take-over bid must be made by way of a take-over bid circular;

(ii)	The take-over bid must be made to all registered holders of Common Shares, other than the Offeror;

(iii)

The take-over bid must be outstanding for a minimum period of 105 days, or such shorter minimum period as provided for in National Instrument 62-104, and Common Shares tendered pursuant to the take-over bid

(iv)

may not be taken up prior to the expiry of the 105-day period (or applicable shorter period) and then only if, at such time, more than 50% of the Common Shares (other than those owned by the bidder on the date of the takeover bid) have been tendered to the take-over bid and not withdrawn; and

(v)

if more than 50% of the Common Shares (other than those owned by the bidder on the date of the take-over bid) are tendered to the take-over bid within the 105-day period (or applicable shorter period), the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Common Shares for an additional ten days from the date of such announcement.

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The Spin-Off Rights Plan provides that a competing Permitted Bid (a “Competing Permitted Bid”) made while a Permitted Bid is in existence will not trigger a Flip-in-Event. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid, except that no Common Shares can be taken up prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open pursuant to National Instrument 62-104 after the date of the take-over bid constituting the Competing Permitted Bid.

Lock-up Agreements

A bidder may enter into lock-up agreements (“Permitted Lock-up Agreements”) with shareholders of the Corporation (“Locked-up Persons”) whereby such Locked-up Persons agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without a Flip-in Event occurring. More specifically, a person will not be deemed to Beneficially Own any Common Share because the Common Share has been agreed to be tendered pursuant to a Permitted Lock-up Agreement until the earlier of the tendered share being taken up or paid for. Any Permitted Lock-up Agreement must allow the Locked-up Person to withdraw his Common Shares to tender to another take-over bid or to support another transaction (i) at a price per Common Share that exceeds the price per Common Share offered under the Lock-up Bid, or (ii) at an offering price that exceeds the Lock-up Bid offering price by a specified minimum amount not exceeding 7% of the Lock-up Bid offering price. A Permitted Lock-up Agreement may nevertheless contain a right of first refusal or require a period of delay to give a bidder an opportunity to match a higher price in another transaction, so long as such limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares in sufficient time to tender to another take-over bid or to support another transaction.

Copies of Permitted Lock-up Agreements must be made available to the Corporation and to the public. Furthermore, all Permitted Lock-up Agreements must also provide that, if a Locked-up Person fails to deposit or tender his/her Common Shares to the Lock-up Bid, or withdraws Common Shares previously tendered to the Lock-up Bid in order to deposit such Common Shares to another take-over bid or to support another transaction, no break-up fees or other penalties can be required of such Locked-up Person where such penalties, in the aggregate, exceed the greater of (i) 2.5% of the price or value payable under the Lock-up Bid to the Locked-up Person and (ii) 50% of the amount by which the price or value payable to the Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid.

Waiver and Redemption

Subject to the approval of holders of Common Shares, the Board of Directors, acting in good faith, may at any time prior to the occurrence of a Flip-in Event, and upon prior written notice delivered to the Rights Agent, that would occur by reason of an acquisition of Common Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Common Shares (or otherwise as outlined in the paragraph below), waive the application of the 2018 Spin-Off Rights Plan to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall postpone the Separation Time to a date subsequent to and not more than 10 business days following the meeting of shareholders called to approve such waiver.

The Board may also, prior to the occurrence of a Flip-In Event, waive the application of the 2018 Spin-Off Rights Plan to a particular Flip-In Event which would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities legislation to all holders of Common Shares. In such event, the Board shall also be deemed to have waived the application of the 2018 Spin-Off Rights Plan to any other Flip-In Event occurring as a result of any other take-over bid made under a circular prepared in accordance with applicable securities legislation to all holders of Common Shares prior to the expiry of any take-over bid for which the 2018 Spin-Off Rights Plan has been waived or deemed to have been waived.

The Board of Directors may also waive the application of the 2018 Spin-Off Rights Plan to a Flip-in Event, if the Board of Directors has determined that a person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person, and that Acquiring Person has reduced its beneficial ownership of Common Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 30 days or such earlier or later date as determined by the Board of Directors) such that at the time the waiver becomes effective it is no longer an Acquiring Person, and in the event of such waiver, the Flip-in Event will be deemed to have never occurred.

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All other waivers require approval of the holders of Common Shares, or holders of Rights if after the Separation Time.

Subject to the approval of holders of Common Shares or Rights, as applicable, the Board of Directors may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at $0.00001 per Right, appropriately adjusted for anti-dilution as set out in the Spin-Off Rights Plan.

Supplements and Amendments

The Corporation may from time to time supplement or amend the 2018 Spin-Off Rights Plan without the approval of any holders of Rights or Common Shares to correct any clerical or typographical error, or to maintain the validity or effectiveness of the 2018 Spin-Off Rights Plan as a result of a change in any applicable legislation or regulations or rules thereunder. Any amendments made by the Corporation as a result of a change in any applicable legislation or regulations or rules thereunder shall be submitted to the holders of Common Shares or Rights holders, as applicable, for ratification not later than on the date of the next meeting of shareholders.

Subject to the approval of the holders of Common Shares or Rights, as applicable, the Corporation may also, at any time after the Meeting, supplement or amend the 2018 Spin-Off Rights Plan for any other purpose (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

Expiration Time

If the 2018 Spin-Off Rights Plan is reconfirmed and approved at the Meeting, the 2018 Spin-Off Rights Plan will remain in force until the new Expiration Time, being the earlier of the Termination Time (the time at which the right to exercise Rights (as defined below) terminates pursuant to the Spin-Off Rights Plan) and the close of business on the date of the annual meeting of shareholders of the Corporation to be held in 2021.

Effect on Duties of Board

The 2018 Spin-Off Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith keeping in mind the best interests of the Corporation and its shareholders. The Board will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate if and when a take-over bid is made for the Corporation, whether it constitutes a Permitted Bid or not.

Rights Agent

Computershare Trust Company of Canada

Rightholder not a Shareholder

Until a Right is exercised, the holder thereof as such will have no rights as a shareholder of the Corporation.

Proposed Amendments

The Spin-Off Rights Plan has been amended to reflect the Legislative Amendments, to clarify certain provisions and to reflect current market practice. The amendments will become effective only at the time of reconfirmation and approval of the Spin-Off Rights Plan by the shareholders of the Corporation at the Meeting. The following is a summary of the amendments of a more substantive nature, which summary is qualified in its entirety by reference to text of the Spin-Off Rights Plan:

•

the minimum period that a take-over bid must remain open for the bid to constitute a “Permitted Bid” that does not trigger the separation of the Rights under the Spin-Off Rights Plan was amended from 60 to 105 days (or such shorter period as permitted by legislation) to align with the Legislative Amendments;

•	the minimum period that a “Competing Permitted Bid” must remain open was amended to be the applicable period required by the Legislative Amendments;

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•

the definition of “Beneficial Ownership” was amended to exclude securities that a person may have a right to acquire pursuant to an amalgamation, merger, arrangement agreement, business combination or similar transaction that requires prior shareholder approval;

•

the definition of “Exempt Acquisition” was expanded to include acquisitions made as an intermediate step in a series of related transactions, provided that the Common Shares are then distributed out to the acquiror’s security holders within ten days of the acquisition; and

•	amendments were made to permit book-entry form registration of Rights.

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